Exhibit 99.4

CLIFFORD CHANCE LLP

EXECUTION VERSION

US$75,000,000,000

SENIOR FACILITIES AGREEMENT

28 OCTOBER 2015

FOR

ANHEUSER-BUSCH INBEV SA/NV

ARRANGED BY

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, BARCLAYS BANK PLC, THE BANK OF NEW YORK MELLON, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., BNP PARIBAS FORTIS SA/NV, CITIGROUP GLOBAL MARKETS INC., COMMERZBANK AKTIENGESELLSCHAFT, FILIALE LUXEMBURG, DEUTSCHE BANK AG, LONDON BRANCH, HSBC BANK PLC, ING BANK N.V., INTESA SANPAOLO BANKING GROUP (REPRESENTED BY INTESA SANPAOLO S.P.A & BANCA IMI S.P.A), MERRILL LYNCH, PIERCE, FENNER & SMITH INC., MIZUHO BANK, LTD., COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. “RABOBANK NEDERLAND”, NEW YORK BRANCH, THE ROYAL BANK OF SCOTLAND PLC, BANCO SANTANDER, S.A., SOCIÉTÉ GÉNÉRALE, LONDON BRANCH, SUMITOMO MITSUI BANKING CORPORATION, THE TORONTO-DOMINION BANK, UNICREDIT BANK AG AND WELLS FARGO SECURITIES, LLC

AND

BNP PARIBAS FORTIS SA/NV

ACTING AS AGENT

SENIOR FACILITIES AGREEMENT

COMPRISING A

US$10,000,000,000 DISPOSALS BRIDGE FACILITY

US$15,000,000,000 CASH/DCM BRIDGE FACILITY A

US$15,000,000,000 CASH/DCM BRIDGE FACILITY B

US$25,000,000,000 TERM FACILITY A

AND

US$10,000,000,000 TERM FACILITY B

-i-

-ii-

35.	Remedies and Waivers	141

36.	Amendments and Waivers	142

37.	Confidentiality of Funding Rates and Reference Bank Quotations	146

38.	Counterparts	147

39.	USA Patriot Act	148

40.	Governing Law	148

41.	Enforcement	148

-iii-

THIS AGREEMENT is dated 28 October 2015 and made

BETWEEN:

(1)

ANHEUSER-BUSCH INBEV SA/NV, a naamloze vennootschap/société anonyme, with its registered office at Grand Place 1, 1000 Brussels, registered with the Crossroads Bank of Enterprises (Kruispuntbank voor Ondernemingen/Banque Carrefour des Entreprises) under number 0 417 497 106 (the “Company”);

(2)	THE COMPANIES listed in Part 1 of Schedule 1 (The Parties) as borrowers (the “Original Borrowers”);

(3)	THE COMPANIES listed in Part 2 of Schedule 1 (The Parties) as guarantors (the “Original Guarantors”);

(4)

BARCLAYS BANK PLC, BNP PARIBAS FORTIS SA/NV, CITIGROUP GLOBAL MARKETS INC., DEUTSCHE BANK AG, LONDON BRANCH, HSBC BANK PLC, ING BANK N.V., INTESA SANPAOLO BANKING GROUP (REPRESENTED BY INTESA SANPAOLO S.P.A & BANCA IMI S.P.A), MERRILL LYNCH, PIERCE, FENNER & SMITH INC., MIZUHO BANK, LTD., COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. “RABOBANK NEDERLAND”, NEW YORK BRANCH, THE ROYAL BANK OF SCOTLAND PLC, BANCO SANTANDER, S.A., SOCIÉTÉ GÉNÉRALE, LONDON BRANCH, SUMITOMO MITSUI BANKING CORPORATION, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., THE TORONTO-DOMINION BANK, UNICREDIT BANK AG and WELLS FARGO SECURITIES, LLC as mandated lead arrangers and bookrunners (whether acting individually or together, the “Mandated Lead Arrangers and Bookrunners”);

(5)

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, THE BANK OF NEW YORK MELLON and COMMERZBANK AKTIENGESELLSCHAFT, FILIALE LUXEMBURG as mandated lead arrangers (together with the Mandated Lead Arrangers and Bookrunners, the “Arrangers”);

(6)	THE FINANCIAL INSTITUTIONS listed in Part 3 of Schedule 1 (The Parties) as Lenders (the “Original Lenders”); and

(7)	BNP PARIBAS FORTIS SA/NV as agent of the other Finance Parties (the “Agent”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Agreement:

“ABIWW” means Anheuser-Busch InBev Worldwide Inc., a company incorporated under the laws of Delaware, having its registered office at 1209 Orange Street, Wilmington, Delaware 19801 with company registration no 90-0427472.

“Acceptable Bank” means:

(a)

a bank or financial institution which has a rating for its long-term unsecured and non credit enhanced debt obligations of A or higher by S&P or Fitch Ratings Ltd or A2 or higher by Moody’s or a comparable rating from an internationally recognised credit rating agency; or

(b)	any other bank or financial institution approved by the Agent.

“Accession Letter” means a document substantially in the form set out in Schedule 4 (Form of Accession Letter).

“Accounting Principles” means:

(a)	in the case of the audited consolidated financial statements of the Group, IFRS; or

(b)	in any other case, the generally accepted accounting principles in the jurisdiction of incorporation of the relevant person, consistently applied.

“Acquisition” means the transaction comprising the Scheme, the Offer and the Merger.

“Acquisition Documents” means:

(a)	the Rule 2.7 Announcement;

(b)	the Co-operation Agreement; and

(c)	the Irrevocable Undertakings,

and any other document designated an “Acquisition Document” by the Company and the Agent.

“Acquisition Purpose” means:

(a)	financing the cash consideration payable pursuant to the Offer or for the Option Shares; or

(b)	financing fees, costs or expenses arising in relation to the Scheme or the Offer.

“Additional Borrower” means a company which becomes a Borrower in accordance with Clause 26 (Changes to the Obligors).

“Additional Guarantor” means a company which becomes a Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Additional Obligor” means an Additional Borrower or an Additional Guarantor.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company. Notwithstanding the foregoing, in relation to The Royal Bank of Scotland plc, the term “Affiliate” shall not include the U.K. government or any member or instrumentality thereof, including Her Majesty’s Treasury and UK Financial Investments Limited (or any directors, officers, employees or entities thereof) or (ii) any persons or entities controlled by or under common control with the U.K. government or any member or instrumentality thereof (including Her Majesty’s Treasury and UK Financial Investments Limited) and which are not part of The Royal Bank of Scotland Group plc and its subsidiaries or subsidiary undertakings.

“AFM” means The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten).

“Agent’s Spot Rate of Exchange” means the Agent’s spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11.00 a.m. on a particular day.

“Anheuser-Busch” means Anheuser-Busch Companies, LLC, a company incorporated under the law of the State of Delaware, United States with registered address One Busch Place, St. Louis, Missouri 63118 with issuer number 035229.

“Anheuser-Busch Group” means Anheuser-Busch and its Subsidiaries from time to time.

“Anti-Corruption Law” means the United Kingdom Bribery Act 2010, the United States Foreign Corrupt Practices Act 1977 or other similar legislation in other jurisdictions which is directly applicable to the relevant member of the Group.

“Approved Jurisdiction” means:

(a)	the jurisdiction of incorporation of any Original Obligor;

(b)	the United Kingdom;

(c)	the Republic of Ireland;

(d)	the U.S.; or

(e)	any other jurisdiction which may be approved in writing by the Agent (acting on the instructions of all of the Lenders) from time to time.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including the Availability Termination Date.

“Availability Termination Date” means the earliest of:

(a)	the Cancellation Date (taking into account, for the avoidance of doubt, any extension of the Cancellation Date pursuant to Clause 5.7 (Availability Extension Option));

(b)	the date which is 2 months after the Settlement Date; and

(c)

the date on which the Scheme or the Offer permanently lapses, terminates, is withdrawn (to the extent relating to the Scheme, the “Scheme Lapse or Termination Date”) or (in the case of the Scheme) is rejected by the Court without being implemented, or, if the reason for such lapse, termination or withdrawal of the Scheme is a decision by the Company to proceed with the acquisition of the Target by way of a takeover offer, the date falling four weeks after the earlier of:

(i)	the Scheme Lapse or Termination Date; or

(ii)

the date on which, before the occurrence of the Scheme Lapse or Termination Date, the Company presents the Lenders with an amendment consent request in relation to this Agreement in contemplation of such takeover offer, unless in either case by that date the requisite Lenders have consented to such amendment request, in which case the Availability Termination Date will be the date set out in that request (and, for the avoidance of doubt, an extension of the Availability Termination Date to the date specified in that request (provided that it does not extend beyond the Cancellation Date) shall not constitute an extension of any Commitment or the Total Commitments for the purposes of Clause 36.2(a)(iv)).

“Available Commitment” means, in relation to a Facility, a Lender’s Commitment under that Facility minus:

(a)	the Base Currency Amount of its participation in any outstanding Utilisations under that Facility; and

(b)	in relation to any proposed Utilisation, the Base Currency Amount of its participation in any other Utilisations that are due to be made under that Facility on or before the proposed Utilisation Date.

“Available Facility” means, in relation to a Facility, the aggregate for the time being of each Lender’s Available Commitment in respect of that Facility.

“Barcelona” means Companhia de Bebidas das Américas, a company incorporated under the laws of the Federative Republic of Brazil with registered address at AmBev, Rua Dr Renato Paes de Barros, 1017, 4° andar, 04530-001 Sao Paulo, SP, Brazil, listed on the Bovespa (Sao Paulo Stock Exchange) under the symbols AMBV3 (common shares) and AMBV4 (preferred shares).

“Base Currency” means US Dollars.

“Base Currency Amount” means, in relation to a Utilisation, the amount specified in the Utilisation Request delivered by a Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request in accordance with the terms of this Agreement).

“Belgian Certain Funds Commencement Date” has the meaning given to it in Clause 4.5 (Utilisations during the Belgian Certain Funds Period).

“Belgian Certain Funds Major Default” means the Company being in a state of faillissement / faillite (bankrupt).

“Belgian Certain Funds Period” means the period commencing on the Belgian Certain Funds Period Commencement Date to and including 11:59 p.m. on the earlier of (i) the day falling 60 days thereafter; (ii) the Settlement Date and (iii) the last day of the Availability Period.

“Belgian Certain Funds Request” means a request substantially in the form set out in Schedule 14 (Form of Belgian Certain Funds Request).

“Belgian Certain Funds Utilisation” means any utilisation to be made during the Belgian Certain Funds Period to finance the cash consideration payable pursuant to the Offer.

“Belgian Companies Code” means the Belgian Company Code (Code des Sociétés/Wetboek van Vennootschappen) dated 7 May 1999, as amended from time to time.

“Belgian Obligor” means an Obligor that is resident in Belgium for Belgian tax purposes or that has a permanent establishment in Belgium to which the advances under the Finance Documents are effectively connected.

“Borrower” means an Original Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 26 (Changes to the Obligors).

“Brandbev” means Brandbev S.à r.l, a private limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg, with its registered office at 5, rue Gabriel Lippmann L-5365 Munsbach having a share capital of USD 43,150,720 and registered with the Luxembourg register of commerce and companies under number B 80.984.

“Brandbrew” means Brandbrew S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, with its registered office at 5, rue Gabriel Lippmann L-5365 Munsbach and registered with the Luxembourg register of commerce and companies under number B75.696.

“Break Costs” means the amount (if any) by which:

(a)

the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)

the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Brussels and New York and:

(a)	(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b)	(in relation to any date for payment or purchase of euro) any TARGET Day.

“Cancellation Date” means, (subject to Clause 5.7 (Availability Extension Option)), the date falling 12 months after the date of this Agreement.

“Cash/DCM Bridge Facility A” means the term facility made available under this Agreement as described in paragraph (b) of Clause 2.1 (The Facilities).

“Cash/DCM Bridge Facility A Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Cash/DCM Bridge Facility A Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Cash/DCM Bridge Facility A Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)

in relation to any other Lender, the amount in the Base Currency of any Cash/DCM Bridge Facility A Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase), to the extent not cancelled, reduced or transferred by it under this Agreement.

“Cash/DCM Bridge Facility A Loan” means a loan made or to be made under the Cash/DCM Bridge Facility A or the principal amount outstanding for the time being of that loan.

“Cash/DCM Bridge Facility A Termination Date” means the date falling 364 days after the Settlement Date.

“Cash/DCM Bridge Facility B” means the term facility made available under this Agreement as described in paragraph (c) of Clause 2.1 (The Facilities).

“Cash/DCM Bridge Facility B Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Cash/DCM Bridge Facility B Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Cash/DCM Bridge Facility B Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)

in relation to any other Lender, the amount in the Base Currency of any Cash/DCM Bridge Facility B Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase), to the extent not cancelled, reduced or transferred by it under this Agreement.

“Cash/DCM Bridge Facility B Loan” means a loan made or to be made under the Cash/DCM Bridge Facility B or the principal amount outstanding for the time being of that loan.

“Cash/DCM Bridge Facility B Extended Termination Date” has the meaning given to it in the related Extension Request.

“Cash/DCM Bridge Facility B Termination Date” means:

(a)	the date falling 364 days after the Settlement Date (the “Original Cash/DCM Bridge Facility B Termination Date”); or

(b)	if the Borrower has exercised the Cash/DCM Bridge Facility B Termination Date Extension Option, the Cash/DCM Bridge Facility B Extended Termination Date.

“Cash/DCM Bridge Facility B Termination Date Extension Option” has the meaning given to it in Clause 5.8 (Cash/DCM Bridge Facility B and Term Facility A Termination Date Extension Option).

“Certain Funds Period” means the period commencing on the date of this Agreement to and including 11:59 p.m. on the last day of the Availability Period.

“Certain Funds Utilisation” means a Utilisation made or to be made during the Certain Funds Period.

“Change of Control” means any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining Control of the Company.

For the purposes of this definition:

(a)

acting in concert means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company; and

(b)	Stichting InBev means a company incorporated under the laws of The Netherlands under registered number 34144185 with registered address at Hofplein 20, 3032AC, Rotterdam, The Netherlands.

“Clean-Up Period” means the period commencing on the date of this Agreement and ending on the date falling 4 Months after the Settlement Date.

“Code” means, at any date, the U.S. Internal Revenue Code of 1986 and the regulations promulgated and the judicial and administrative decisions rendered under it, all as the same may be in effect at such date.

“Commitment” means a Disposals Bridge Facility Commitment, a Cash/DCM Bridge Facility A Commitment, a Cash/DCM Bridge Facility B Commitment, a Term Facility A Commitment or a Term Facility B Commitment.

“Confidential Information” means all information relating to the Company, any Obligor, the Group, the Finance Documents or a Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or a Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

(c)

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)	information that:

(A)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 25 (Confidential Information); or

(B)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(C)

is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(ii)	any Funding Rate or Reference Bank Quotation.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Company and the Agent and in each case capable of being relied upon by the Company.

“Control” in relation to any entity means either the direct or indirect ownership of more than 50 per cent. of the share capital or similar rights of ownership of the entity or the power to direct the management and the policies of the entity whether through the ownership of share capital, contract or otherwise.

“Co-operation Agreement” means a co-operation agreement between the Company and the Target in relation to the Transaction and entered into prior to the Rule 2.7 Announcement.

“Core Business” means the business of beer brewing and soft drink manufacturing, drink bottling, trading and/or performing services and/or carrying out functions (including, without limitation, research and development, marketing, distribution and retail sales) in connection with the beer brewing and soft drink manufacturing businesses.

“Court” means the High Court of Justice in England and Wales.

“Credit Rating” means the corporate long-term credit issue rating of the present and future senior, unsecured and unsubordinated debt obligations of the Company.

“Credit Rating Period” means a period commencing on the date of a completion of an acquisition or incorporation by the Company referred to in Clause 22.7 (Acquisitions) or, if earlier, the date of any announcement of such acquisition or incorporation and ending sixty (60) days after the completion of such acquisition or incorporation (which period shall be extended following consummation of an acquisition or incorporation for so long as S&P or Moody’s has publicly announced within the period ending sixty (60) days after such acquisition or incorporation that it is considering a possible negative change to the Credit Rating, provided that such Credit Rating Period shall not extend more than one hundred and twenty (120) days after the public announcement of such consideration.

“DCB” means The Dutch Central Bank (De Nederlandsche Bank N.V.).

“Default” means an Event of Default or any event or circumstance specified in Clause 23 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means any Lender:

(a)

which has failed to make its participation in a Loan available or has notified the Agent that it will not make its participation in a Loan available by the Utilisation Date of that Loan in accordance with Clause 5.5 (Lenders’ participation);

(b)	which has otherwise rescinded or repudiated a Finance Document; or

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within five Business Days of its due date; or

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

“Derivative Contract” means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account).

“DFSA” means The Dutch Financial Supervision Act (Wet op het financieel toezicht, “Wft”) and all rules promulgated thereunder and pursuant thereto as well as communications and published guidelines of the DCB and the AFM.

“Disposals Bridge Facility” means the term facility made available under this Agreement as described in paragraph (a) of Clause 2.1 (The Facilities).

“Disposals Bridge Facility Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Disposals Bridge Facility Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Disposals Bridge Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)

in relation to any other Lender, the amount in the Base Currency of any Disposals Bridge Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase), to the extent not cancelled, reduced or transferred by it under this Agreement.

“Disposals Bridge Facility Loan” means a loan made or to be made under the Disposals Bridge Facility or the principal amount outstanding for the time being of that loan.

“Disposals Bridge Facility Termination Date” means the date falling 364 days after the Settlement Date.

“Disruption Event” means either or both of:

(a)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Dutch Obligor” means an Obligor incorporated in the Netherlands.

“EBIT” means in respect of the Group on a consolidated basis and in relation to any period, profit from operations as reported for that period, measured by reference to the consolidated financial statements delivered by the Company pursuant to Clause 20.10 (Financial statements) in respect of such period or prior to the date on which any such financial statements are delivered to the Agent, the Original Financial Statements of the Company:

(a)

plus (without double counting) dividends or other profit distributions (net of withholding tax) received in cash by any member of the Group during such period from any person in respect of which a member of the Group is a shareholder (or has an ownership interest) but which is not consolidated within the financial statements of the Group;

(b)	minus extraordinary or non-recurring items and/or non-operational income and gains; and

(c)	plus extraordinary or non-recurring items and/or non-operational expenses and losses.

“EBITDA” means in respect of the Group on a consolidated basis and in relation to any period, EBIT for that period:

(a)	plus depreciation and impairment of tangible assets;

(b)	plus amortisation and impairment of intangible assets;

(c)	plus impairment of goodwill;

(d)

minus (to the extent otherwise included) any gain over book value arising in favour of a member of the Group on the disposal of any non-financial asset (other than any disposal made in the ordinary course of business) during that period and any gain arising on any revaluation of any non-financial asset during that period; and

(e)

plus (to the extent otherwise deducted) any loss against book value incurred by a member of the Group on the disposal of any non-financial asset (other than any disposal made in the ordinary course of business) during that period and any loss arising on any revaluation of any non-financial asset during that period.

“Employee Plan” means an employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which a U.S. Obligor or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Environmental Law” means any applicable law or regulation which relates to:

(a)	the pollution or protection of the environment;

(b)	harm to or the protection of human health;

(c)	the physical conditions of the workplace; or

(d)	any emission or substance capable of causing harm to any living organism or the environment.

“Environmental Permit” means any permit, other Authorisation or filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group.

“ERISA” means, at any date, the United States Employee Retirement Income Security Act of 1974 and the regulations promulgated and rulings issued thereunder, all as the same may be in effect at such date.

“ERISA Affiliate” means, in relation to a member of the Group, each person (as defined in Section 3(9) of ERISA) which together with that member of the Group would be deemed to be a “single employer” (a) within the meaning of Section 414(b), (c), (m) or (o) of the Code or (b) as a result of that member of the Group being or having been a general partner of such person.

“ERISA Event” means:

(a)

(i) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, with respect to any Plan unless the 30 day notice requirement with respect to such event has been waived or (ii) the requirements of Section 4043(b) of ERISA apply with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of a Plan, and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such Plan within the following 30 days;

(b)	the application for a minimum funding waiver under Section 302 (c) of ERISA with respect to a Plan;

(c)

the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA);

(d)	the cessation of operations at a facility of any Obligor or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA;

(e)	the incurrence by any Obligor or ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal by any Obligor or any ERISA Affiliate from a Multiple Employer Plan;

(f)

the institution by the PBGC of proceedings to terminate a Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such Plan;

(g)	the failure to make by its due date a required contribution with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan;

(h)	the incurrence or expected incurrence by any Obligor or ERISA Affiliate of any liability under Title IV of ERISA with respect to any Plan or Multiemployer Plan;

(i)

an action, suit, proceeding, hearing, audit or investigation with respect to the administration, operation or the investment of assets of any Plan (other than routine claims for benefits) is pending, expected or threatened;

(j)	the incurrence of an Insufficiency by or with respect to any Plan.

“EURIBOR” means, in relation to any Loan in euro:

(a)	the applicable Screen Rate as of the Specified Time for euro and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, EURIBOR shall be deemed to be zero.

“euro” and “€” means the single currency of the Participating Member States.

“Event of Default” means any event or circumstance specified as such in Clause 23 (Events of Default).

“Excluded Subsidiary” means Barcelona and each of its Subsidiaries from time to time provided that if Barcelona becomes a wholly-owned Subsidiary of the Company, it and its Subsidiaries shall cease to be Excluded Subsidiaries.

“Existing Credit Facilities” means the US$9,000,000,000 revolving credit and swingline loan facilities made available to the Company and other members of the Group pursuant to a senior facilities agreement dated 26 February 2010 (as most recently amended and restated on 28 August 2015).

“Extension Request” means a notice substantially in the relevant form set out in Schedule 10 (Form of Extension Request).

“Extraordinary Event” means an Extraordinary FX Event or an Extraordinary Market Event.

“Extraordinary FX Event” means circumstances in which, on the date falling three months after the date of this Agreement, the sterling/US$ foreign exchange spot rate is such that the aggregate of:

(a)	the Total Commitments as at the date of this Agreement;

(b)	20 per cent. of all Debt Raising Proceeds received by any member of the Group on or prior to such date; and

(c)	the then available commitments under the Existing Credit Facilities (provided that only a maximum of US$4,000,000,000 in available commitments shall be taken into account for this purpose),

would be insufficient (taking into account any foreign exchange swaps which the Group has implemented on or prior to that date in respect of the cash consideration for the Offer) to fund the cash consideration for the Offer but, for the avoidance of doubt, provided that (i) the Settlement Date has not yet occurred and (ii) the Group has not yet implemented hedging for the full amount of the cash consideration for the Offer.

“Extraordinary Market Event” means a material deterioration in the international bank markets or any major regional or core domestic bank market which has a significant impact on the jurisdiction of the principal operations of one or more Lenders.

“Facility” means the Disposals Bridge Facility, the Cash/DCM Bridge Facility A, the Cash/DCM Bridge Facility B, Term Facility A or Term Facility B.

“Facility Agreement Confirmation” means a certificate substantially in the form set out in Schedule 15 (Form of Facility Agreement Confirmation).

“Facility Office” means in respect of a Lender, the office or offices notified by that Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Fallback Interest Period” means 5 Business Days.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the U.S. and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraph (a) or (b) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the U.S.), 1 July 2014;

(b)

in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the U.S.), 1 January 2017; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraph (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Fee Letter” means any letters between the Arrangers and the Company or the Agent and the Company setting out any of the fees referred to in Clause 2.2 (Increase) and Clause 13 (Fees).

“Finance Document” means this Agreement, any Accession Letter, any Fee Letter, any Resignation Letter, any Selection Notice, any Utilisation Request and any other document designated as a Finance Document by the Agent and the Company.

“Finance Party” means the Agent, the Arrangers or a Lender.

“Financial Indebtedness” means non-current interest bearing loans and borrowings, plus current interest bearing loans and borrowings; plus bank overdrafts (in each case calculated in accordance with the Accounting Principles); and to the extent not covered by the foregoing, any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	any amount raised pursuant to any issue of shares which are expressed to be redeemable on or prior to the latest Termination Date;

(e)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease;

(f)	the amount of any liability in respect of any advance or deferred purchase agreement if one of the primary reasons for entering into such agreement is to raise finance;

(g)	receivables sold or discounted (other than on a non–recourse basis);

(h)	any agreement or option to re–acquire an asset if one of the primary reasons for entering into such agreement or option is to raise finance;

(i)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of, and accounted for as, a borrowing; and

(j)

(without double counting) the amount of any liability in respect of any guarantee, indemnity, standby or documentary letter of credit or other similar instrument issued by a bank or financial institution (on behalf of any Obligor or Material Subsidiary), in each case for any of the items referred to in paragraphs (a) to (i) above, and (other than for the purposes of Clause 22.12 (Loans or credit to Excluded Subsidiaries) and the definition of Permitted Excluded Subsidiary Credit Support) not including any Financial Indebtedness owed by one member of the Group to another member of the Group.

“Funding Date” means the date of the first Utilisation under the Facilities (or any of them).

“Funding Rate” means any individual rate notified by a Lender to the Agent pursuant to paragraph (a)(ii) of Clause 12.4 (Cost of funds).

“Group” means the Company and each of its Subsidiaries from time to time.

“Guarantee Principles” means the principles set out in Schedule 7 (Guarantee Principles).

“Guarantor” means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Historic Screen Rate” means, in relation to any Loan, the most recent applicable Screen Rate for the currency of that Loan and for a period equal in length to the Interest Period of that Loan and which is as of a day which is no more than 5 Business Days before the Quotation Day.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Impaired Agent” means the Agent at any time when:

(a)	it has failed to make (or has notified a Party it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	(if the Agent is also a Lender) it is a Defaulting Lender under paragraph (a) or (b) of the definition of “Defaulting Lender”;

(c)	an Insolvency Event has occurred and is continuing with respect to the Agent;

(d)	the Agent otherwise rescinds or repudiates a Finance Document; or

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within five Business Days of its due date; or

(ii)	the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

“Increase Confirmation” means a confirmation substantially in the form set out in Schedule 9 (Form of Increase Confirmation).

“Increase Lender” has the meaning given to that term in Clause 2.2 (Increase).

“Insolvency Event” in relation to a Finance Party means that the Finance Party:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)

institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, all other than by way of an Undisclosed Administration, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)

has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(g)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets, all other than by way of an Undisclosed Administration;

(h)

has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(i)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (h) above; or

(j)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Insufficiency” means, with respect to any Plan, the amount, determined on a plan termination basis, if any, of its unfunded benefit liabilities, as defined in, and in accordance with actuarial assumptions set forth in, Section 4001(a)(18) of ERISA (excluding any accrued but unpaid contributions).

“Intellectual Property” means:

(a)

any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, domain names, trade names, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered, and any goodwill therein; and

(b)	the benefit of all applications and rights to use such assets of each member of the Group.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 11 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 10.3 (Default interest).

“Interpolated Historic Screen Rate” means, in relation to any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the most recent applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the most recent applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each for the currency of that Loan and each of which is as of a day which is no more than 5 Business Days before the Quotation Day.

“Interpolated Screen Rate” means, in relation to any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time for the currency of that Loan.

“Irrevocable Undertakings” means the irrevocable undertakings to be given on or before the date of this Agreement in favour of the Company by the Target directors and certain shareholders in the Target in connection with the Acquisition.

“IRS” means the United States Internal Revenue Service or any successor thereto.

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

“Judicial Deposit” means any cash deposit made in connection with any judicial or administrative proceeding against a member of the Group.

“Legal Opinion” means any legal opinion delivered to the Agent under Clause 4.1 (Initial conditions precedent) or Clause 26 (Changes to the Obligors).

“Legal Reservations” means:

(a)

the principle that certain remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws generally affecting the rights of creditors and secured creditors;

(b)

the time barring of claims under applicable limitation laws (including the English Limitation Acts), defences of acquiescence, set-off or counterclaim and the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void;

(c)	the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(d)	the principle that an English court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(e)	similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(f)	any other general principles which are set out as qualifications or reservations (however described) as to matters of law in any Legal Opinion.

“Lender” means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 2.2 (Increase) or Clause 24 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

“LIBOR” means, in relation to any Loan:

(a)	the applicable Screen Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan; or,

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, LIBOR shall be deemed to be zero.

“LMA” means the Loan Market Association.

“Loan” means a Disposals Bridge Facility Loan, a Cash/DCM Bridge Facility A Loan, a Cash/DCM Bridge Facility B Loan, a Term Facility A Loan or a Term Facility B Loan.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Commercial Code” means the Code de Commerce of Luxembourg.

“Luxembourg Guarantor” means a Guarantor incorporated in Luxembourg.

“Luxembourg Obligor” means an Obligor incorporated in Luxembourg.

“Madrid” means Grupo Modelo, S.A.B. de C.V., a company incorporated under the laws of Mexico with registered address Javier Barros Sierra No. 555 Piso 3, Zedec Santa FE, 01210, Mexico, D.F. with issuer number P4833.

“Major Default” means, with respect to the Company and any Material Subsidiary only (but excluding (i) any member of the Target Group and, for the avoidance of doubt, any other member of the Group and (ii) any procurement obligation of any person other than a procurement obligation of the Company in respect of any Material Subsidiary which is not a member of the Target Group), any circumstance constituting an Event of Default under any of Clause 23.1 (Non-Payment) (other than in respect of the payment of any fees, costs or expenses), Clause 23.2 (Other obligations) insofar as it relates to a breach of Clauses 22.5 (Merger), 22.6 (Change of business), 22.9 (Negative pledge) or 22.20 (The Acquisition), Clause 23.3 (Misrepresentation) insofar as it relates to a breach of a Major Representation, Clause 23.5 (Insolvency), Clause 23.6 (Insolvency proceedings), Clause 23.9 (Unlawfulness and invalidity) and Clause 23.11 (Repudiation and rescission of agreements).

“Major Representation” means a representation or warranty with respect to the Company or any Material Subsidiary only (but excluding any member of the Target Group and, for the avoidance of doubt, any other member of the Group) under any of Clause 20.2 (Status) to Clause 20.6 (Validity and admissibility in evidence) inclusive or 20.11 (Pari passu ranking).

“Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than 66 2/3 per cent of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3 per cent. of the Total Commitments immediately prior to that reduction).

“Margin” means:

(a)

in relation to each Facility, the rate determined in accordance with the grid set out below, as calculated by reference to the Company’s Credit Rating, as assessed by S&P and by Moody’s and adjusted as provided in paragraphs (i) to (v) below;

(b)	in relation to any Unpaid Sum relating or referable to a Facility, the rate per annum specified in the grid below for that Facility; and

(c)	in relation to any other Unpaid Sum, the highest rate specified in the grid below,

subject to adjustment as follows:

(i)

The margin applicable to a Cash/DCM Bridge Facility A Loan and a Cash/DCM Bridge Facility B Loan shall be successively increased by 0.20 per cent. per annum on the date falling three months after the Settlement Date and on the last Business Day of each successive three month period thereafter.

(ii)

The margin applicable to a Term Facility B Loan shall be increased by 0.0625 per cent. per annum on the date falling thirty-six months after the Settlement Date and on the last Business Day of each successive three month period thereafter.

(iii)

For the purposes of calculating the commitment fee under Clause 13.1 (Commitment fee), until such time as S&P and Moody’s have assigned (or indicated on a proforma basis assuming completion of the Acquisition) to the Company a Credit Rating taking into account the Acquisition the margin applicable to each Facility shall be calculated on the basis that the Company’s Credit Rating is not higher than A-/A3 and, if lower, on the basis of the grid below.

(iv)	In the event of a split Credit Rating, the average of the two corresponding Margins shall apply.

(v)

Any change in the Margin for a Loan based on a change in Credit Rating shall take effect on the first day of the next Interest Period for that Loan which starts following the date on which the relevant Credit Rating changed.

Credit Rating	Margin (% p.a.)

S&P/Moody’s long term issue rating:	Disposal Bridge Facility	Cash/DCM Bridge Facility A	Cash/DCM Bridge Facility B	Term Facility A	Term Facility B

Higher than or equal to A+/A1	0.85	0.85	0.85	0.90	1.00

A/A2	0.90	0.90	0.90	0.95	1.05

A-/A3	1.00	1.00	1.00	1.10	1.25

BBB+/Baa1	1.20	1.20	1.20	1.25	1.35

BBB/Baa2	1.25	1.25	1.25	1.30	1.40

BBB-/Baa3 or lower (or no rating)	1.30	1.30	1.30	1.35	1.45

“Margin Regulations” means Regulations T, U and X issued by the Board of Governors of the United States Federal Reserve System.

“Margin Stock” means “margin stock” or “margin securities” as defined in the Margin Regulations.

“Material Adverse Effect” means any event or condition that (individually or in aggregate) has a material adverse effect on:

(a)	the ability of the Obligors (taken as a whole) to perform any of their payment obligations under the Finance Documents; or

(b)	the business, assets, financial condition or operations of the Group taken as a whole.

“Material Subsidiary” means, at any time, any member of the Group other than Sun-InBev OJSC (company number 1045003951156) which:

(a)

has earnings before interest, tax, depreciation and amortisation calculated on a consolidated basis in the same manner as EBITDA representing ten per cent. or more of the consolidated EBITDA of the Group; or

(b)	is the owner of the registered trademark of a brand listed in Schedule 8 (Material Brands).

Compliance with the condition set out in paragraph (a) above shall be determined by reference to the latest financial statements of that Subsidiary (audited, if available, and consolidated in the case of a Subsidiary that itself has Subsidiaries) and the latest audited consolidated financial statements of the Group.

“Merger” means the Belgian law reverse merger of the Company into Newco pursuant to which the Company will be absorbed by Newco and Newco will assume all of the assets and liabilities of the Company substantially on the terms set out in the Rule 2.7 Announcement.

“Merger Confirmation Certificate” means a certificate substantially in the form set out in Schedule 13 (Form of Merger Confirmation Certificate).

“Merger Documents” has the meaning given to the term “Belgian Merger Documents” in the Rule 2.7 Announcement.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)

(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period, and Monthly shall be construed accordingly.

“Moody’s” means Moody’s Investor Services, Inc., or any successor thereto.

“Multiemployer Plan” means a multiemployer plan, as defined in Section (3)(37) of ERISA, subject to Title IV of ERISA, contributed to for any employees of a U.S. Obligor or any ERISA Affiliate.

“Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, subject to Title IV of ERISA, that (a) is maintained for employees of any Obligor or any ERISA Affiliate and at least one person other than the Obligors and the ERISA Affiliates or (b) was so maintained and in respect of which any Obligor or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“Newco” means a naamloze vennootschap/société anonyme to be incorporated in Belgium after the date of this Agreement at the direction of the Target or the Company.

“Non-Material Obligor” means an Obligor which is not a Material Subsidiary and is not a Borrower.

“Non-Obligor” means a member of the Group which is not an Obligor.

“Obligor” means a Borrower or a Guarantor.

“Obligors’ Agent” means the Company, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.4 (Obligors’ Agent).

“Offer” means the voluntary cash offer proposed to be made by the Company to acquire all of the shares in Newco substantially on the terms set out in the Rule 2.7 Announcement as such offer may from time to time be amended, added to, revised, renewed or waived as permitted in accordance with this Agreement.

“Offer Document” has the meaning given to the term “Belgian Offer Prospectus” in the Rule 2.7 Announcement.

“Optional Currency” means euro.

“Option Shares” means shares in the Target received by participants in the Target Share Plans after completion of the Merger pursuant to outstanding awards and/or options that vest or become exercisable in accordance with the Target Share Plans.

“Original Financial Statements” means the Company’s consolidated audited financial statements for its financial year ended 31 December 2014.

“Original Obligor” means an Original Borrower or an Original Guarantor.

“Other Guaranteed Facilities” means:

(a)	the Existing Credit Facilities;

(b)	any debt securities issued by Anheuser-Busch under any of the following indentures:

(i)	the Indenture, dated 1 August 1995, between Anheuser-Busch and The Bank of New York Mellon Trust Company, N.A. (as successor to Chemical Bank), as trustee;

(ii)	the Indenture, dated 1 July 2001, between Anheuser-Busch and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee; and

(iii)	the Indenture, dated 1 October 2007, between Anheuser-Busch and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee.

(c)	any debt securities issued or guaranteed by Brandbrew or Brandbev under the €25,000,000,000 (originally €15,000,000,000) Euro Medium Term Note Programme originally entered into on 16 January 2009;

(d)

any debt securities guaranteed by Brandbrew or Brandbev under the Indenture dated 12 January 2009, among ABIWW, the Company, the subsidiary guarantors listed therein and the Bank of New York Mellon, New York Branch as trustee;

(e)

any bonds guaranteed by Brandbrew or Brandbev under the Indenture, dated 16 October 2009 among ABIWW, the Company, the subsidiary guarantors named therein and the Bank of New York Mellon Trust Company, N.A., as trustee;

(f)	any debt securities guaranteed by Brandbrew or Brandbev under the U.S. commercial paper programme entered into on 6 June 2011;

(g)

any bonds guaranteed by Brandbrew or Brandbev under the Indenture, dated 17 January 2013 among Anheuser-Busch InBev Finance Inc., the Company, the subsidiary guarantors named therein and the Bank of New York Mellon Trust Company, N.A., as trustee; and

(h)	any refinancing (in whole or part) of any of the above items or this Agreement for the same or a lower amount.

“Parent Contribution Agreement” means each of the parent contribution agreements entered into or to be entered into (at the election of the Company) between the Company and each Relevant Guarantor, in the agreed form or in form and substance equivalent in all material respects to the parent contribution agreement entered into in relation to the Existing Credit Facilities.

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“PBGC” means the U.S. Pension Benefit Guaranty Corporation, or any entity succeeding to all or any of its functions under ERISA.

“Permitted Excluded Subsidiary Credit Support” means:

(a)	Financial Indebtedness owed by any Excluded Subsidiary to any member of the Group (which is not an Excluded Subsidiary); and/or

(b)	guarantees provided by a member of the Group (which is not an Excluded Subsidiary) in respect of the Financial Indebtedness of any Excluded Subsidiary,

where the aggregate (without double counting) of (i) Financial Indebtedness of all Excluded Subsidiaries owed to or guaranteed by other members of the Group which are not Excluded Subsidiaries; (ii) amounts secured by Security which is permitted pursuant to paragraph (p) of the definition of “Permitted Security”; and (iii) Subsidiary Financial Indebtedness, does not exceed US$6,000,000,000 (or its equivalent in any other currency) at any time.

“Permitted Security” means:

(a)

any Security notified in writing to the Agent as constituting “Permitted Security” on or prior to the entry into this Agreement except to the extent the principal amount secured by that Security exceeds the amount stated in that notice;

(b)	any Security entered into pursuant to any Finance Document;

(c)	any lien arising by operation of law and in the ordinary course of business;

(d)	any Security over or affecting any asset acquired by a member of the Group after the date of this Agreement if:

(i)	the Security was not created in contemplation of the acquisition (or proposed acquisition) of that asset by a member of the Group; and

(ii)	the principal amount secured has not been increased in contemplation of or since the acquisition (or proposed acquisition) of that asset by a member of the Group;

(e)

any Security over or affecting any asset of any company which becomes a member of the Group after the date of this Agreement, where the Security is created prior to the date on which that company becomes a member of the Group, if:

(i)	the Security was not created in contemplation of the acquisition (or proposed acquisition) of that company; and

(ii)	the principal amount secured has not increased in contemplation of or since the acquisition (or proposed acquisition) of that company;

(f)

any Security created in the ordinary course of business to secure any excise or import taxes or duties owed to any state or state agency or authority (among others and without limitation, a mortgage over any real property required by the relevant state, state agency or authority to secure the type of taxes or duties mentioned above will be considered as within the ordinary course of business);

(g)

any Security arising out of rights of consolidation, combination, netting or set–off over any current and/or deposit accounts with a bank or financial institution, where it is necessary to agree to those rights in connection with the opening or operation of any bank accounts or in connection with a treasury management arrangement operated by a member of the Group, in each case, in the ordinary course of its business or risk management;

(h)

any Security resulting from retention of title or conditional sale arrangements which are contained in the normal terms of supply of a supplier of goods to a member of the Group, where the goods are acquired by such member of the Group in the ordinary course of business and the arrangements do not constitute Financial Indebtedness;

(i)

any Security arising out of rights of netting or set–off arrangements which are contained in the normal terms of supply of a supplier of goods and/or services to a member of the Group, where the goods are acquired or services utilised by such member of the Group in the ordinary course of business and the arrangements do not constitute Financial Indebtedness;

(j)

any Security arising in the ordinary course of business of a member of the Group in relation to that Group member’s participation in or trading on or through a clearing system or investment, commodity or stock exchange, where, in each case, the Security arises under the rules or normal procedures or legislation governing the clearing system or exchange and neither with the intention of creating security nor in connection with the borrowing or raising of money;

(k)	any Security created by a member of the Group in favour of an Obligor;

(l)	any Security created pursuant to or in respect of any Judicial Deposit;

(m)	any Security created or outstanding with the prior written consent of the Majority Lenders;

(n)

pledges over and assignments of documents of title, insurance policies and sale contracts in relation to goods or services created or made in the ordinary course of business of a member of the Group to secure the purchase price of such goods or services;

(o)	any Security created by an Excluded Subsidiary; or

(p)

any Security over or affecting any assets of the Group which does not fall within any of paragraphs (a) to (o) above provided that the total of (i) the aggregate amount secured by all Security referred to in this paragraph (p) and (ii) the total amount of Subsidiary Financial Indebtedness (without double counting Subsidiary Financial Indebtedness incurred under sub-paragraph (i) of this paragraph (p)) and Financial Indebtedness of all Excluded Subsidiaries owed to or guaranteed by other members of the Group which are not Excluded Subsidiaries, does not, at any time, exceed US$6,000,000,000 (or its equivalent in any other currency).

“Plan” means a Single Employer Plan or a Multiple Employer Plan.

“Qualifying Lender” has the meaning given to that term in Clause 14 (Tax Gross-up and Indemnities).

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined:

(a)	(if the currency is euro) two TARGET Days before the first day of that period; or

(b)	(for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

“Reference Bank Quotation” means any quotation supplied to the Agent by a Reference Bank.

“Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks:

(a)	in relation to LIBOR:

(i)

(other than where paragraph (ii) below applies) as the rate at which the relevant Reference Bank could borrow funds in the London interbank market in the relevant currency and for the relevant period were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period; or

(ii)

if different, as the rate (if any and applied to the relevant Reference Bank and the relevant currency and period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator;

(b)	in relation to EURIBOR:

(i)

(other than where paragraph (ii) below applies) as the rate at which the relevant Reference Bank believes one prime bank is quoting to another prime bank for interbank term deposits in euro within the Participating Member States for the relevant period; or

(ii)

if different, as the rate (if any and applied to the relevant Reference Bank and the relevant period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator.

“Reference Banks” means such banks as may be appointed by the Agent from time to time in consultation with the Company (provided that such entity has consented to its appointment).

“Refinancing” means the refinancing on or after the Settlement Date of any Target Group indebtedness existing as at the Settlement Date (as the Company may from time to time elect).

“Regulations T, U and X” means, respectively, Regulations T, U and X of the Board of Governors of the Federal Reserve System of the United States (or any successor) as now and from time to time in effect from the date of this Agreement.

“Related Fund” in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or adviser as the first fund or, if it is managed by a different investment manager or adviser, a fund whose investment manager or adviser is an Affiliate of the investment manager or adviser of the first fund.

“Relevant Borrower” means, in relation to a Loan, the Borrower which borrowed such Loan.

“Relevant Guarantor” means a Guarantor which is incorporated in the United States.

“Relevant Interbank Market” means, in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

“Relevant Jurisdiction” means, in relation to an Obligor, its jurisdiction of incorporation.

“Repeating Representations” means each of the representations set out in Clause 20.2 (Status) to Clause 20.6 (Validity and admissibility in evidence), paragraph (a) of Clause 20.8 (No default) and Clause 20.11 (Pari passu ranking).

“Resignation Letter” means a letter substantially in the form set out in Schedule 5 (Form of Resignation Letter).

“Restricted Person” means any person:

(a)	included on the “consolidated list of financial sanctions targets” maintained by HM Treasury;

(b)	in a country which is subject to United Nations sanctions;

(c)

included on the list of “Specially Designated Nationals and Blocked Persons” maintained by the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury, as updated or amended from time to time, or any similar list issued by OFAC;

(d)

whose property has been blocked, or is subject to seizure, forfeiture or confiscation, by any order relating to terrorism or money laundering issued by the President, Attorney General, Secretary of State, Secretary of Defense, Secretary of the Treasury or any other U.S. State or Federal governmental official or entity; or

(e)	included on the “List of Persons and Entities Subject to Financial Sanctions” or any similar list maintained by the European Union.

“Rule 2.7 Announcement” means the press announcement to be issued by or on behalf of the Company and/or the Target announcing the terms of the Scheme pursuant to Rule 2.7 of the Takeover Code.

“Sale” means the sale of all or substantially all of the assets of the Company (whether in a single transaction or a series of related transactions).

“Sanctioned Country” means a country or territory that is the subject of comprehensive Sanctions (being, as at the date of this Agreement, the Crimea, Cuba, Iran, Myanmar, North Korea, Sudan and Syria).

“Sanctions” means:

(a)	United Nations sanctions imposed pursuant to any United Nations Security Council Resolution;

(b)	U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State;

(c)

EU restrictive measures implemented pursuant to any EU Council or Commission Regulation or Decision adopted pursuant to a Common Position in furtherance of the EU’s Common Foreign and Security Policy; and

(d)	UK sanctions (i) enacted by statutory instrument pursuant to the United Nations Act 1946 or the European Communities Act 1972; and/or (ii) administered or enforced by Her Majesty’s Treasury of the UK.

“S&P” means Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, or any successor thereto.

“Scheme” means a scheme of arrangement under Part 26 of the Companies Act 2006 proposed by the Target to its shareholders in connection with the Acquisition substantially on the terms set out in the Rule 2.7 Announcement, as such scheme may from time to time be amended, added to, revised, renewed or waived in a manner permitted by this Agreement.

“Scheme Document” has the meaning given to the term “UK Scheme Document” in the Rule 2.7 Announcement.

“Screen Rate” means:

(a)

in relation to LIBOR, the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed (before any correction, recalculation or republication by the administrator) on pages LIBOR01 or LIBOR02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate); and

(b)

in relation to EURIBOR, the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate), or, in each case, on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Company.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Selection Notice” means a notice substantially in the form set out in Part 2 of Schedule 3 (Requests) given in accordance with Clause 11 (Interest Periods) in relation to a Facility.

“Settlement Date” means the date of payment in full of the cash consideration for the Offer (other than, for the avoidance of doubt, cash consideration payable in respect of Option Shares).

“Shareholders’ Approval” means the valid adoption of a resolution by the shareholders’ meeting of the Company validly approving (a) Clause 8.1 (Change of control) and (b) any other provision in this Agreement granting rights to third parties which could affect the Company’s assets or could impose an obligation on the Company where in each case the exercise of those rights is dependent on the occurrence of a public take-over bid or a Change of Control, in accordance with article 556 of the Belgian Companies Code.

“Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, subject to Title IV of ERISA, that (a) is maintained or contributed to by any Obligor or any ERISA Affiliate for employees of any Obligor or any ERISA Affiliate and no person other than the Obligors and the ERISA Affiliates or (b) was so maintained or contributed to and in respect of which any Obligor or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Specified Time” means a day or time determined in accordance with Schedule 6 (Timetables).

“Subsidiary” means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting share capital or similar right of ownership and control for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

“Subsidiary Financial Indebtedness” means the aggregate outstanding principal or capital amount of all Financial Indebtedness of all members of the Group minus:

(a)

an amount equal to the aggregate principal or capital amount of all existing subsidiary financial indebtedness notified in writing to the Agent on or prior to the entry into this Agreement as constituting “Subsidiary Financial Indebtedness”;

(b)

any Financial Indebtedness of any person who becomes a member of the Group after the date of this Agreement which is incurred under arrangements in existence at the date that person becomes a member of the Group (and not entered into in contemplation of that person becoming (or proposed to be becoming) a member of the Group), but only for a period of one year from the date that person becomes a member of the Group and only to the extent the principal amount of the Financial Indebtedness has not been incurred since the date that person became a member of the Group;

(c)

any Financial Indebtedness of any member of the Target Group which is incurred under arrangements in existence at the date on which that person becomes a member of the Group (and not entered into in contemplation of that person becoming (or proposed to become) a member of the Group) provided that such debt cannot reasonably be refinanced and the relevant member of the Target Group is not reasonably able to become a Guarantor in accordance with the Guarantee Principles without incurring a material cost;

(d)

any Financial Indebtedness of a Non-Obligor where (i) such Non-Obligor has on-lent substantially the entire proceeds of such Financial Indebtedness to one or more Obligors; and (ii) such Non-Obligor holds no material assets other than its claims against such Obligors or Obligor in relation to such loans;

(e)	any Financial Indebtedness of an Obligor; and

(f)	any Financial Indebtedness of Barcelona (or any Subsidiary of Barcelona) until such time as Barcelona becomes a wholly-owned Subsidiary of the Company.

“Super Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than 85 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 85 per cent. of the Total Commitments immediately prior to that reduction).

“Takeover Code” means the Takeover Code issued by the The Panel on Takeovers and Mergers from time to time.

“Target” means SABMiller plc, a public limited company incorporated in England and Wales with company number 03528416 or, with effect from the effective date of the Scheme, Newco (which on and from that date will own all of the shares in SABMiller plc).

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in euro.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“Target Group” means the Target and each of its Subsidiaries from time to time.

“Target Share Award Plan” means the SABMiller plc Executive Share Award Plan 2008 (including the China sub-plan).

“Target Share Option Plans” means the SABMiller plc Executive Share Option Plan 2008, the SABMiller plc Approved Executive Share Option Plan 2008, the SABMiller plc South African Executive Share Option Plan 2008, the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan), the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008, the SABMiller plc Approved Share Option Scheme 1999, the SABMiller plc Executive Share Option (No.2) Scheme 1999, the SABMiller plc International Employee Stock Appreciation Rights Scheme and the SABMiller plc Mirror Executive Share Purchase Scheme.

“Target Share Plans” means the Target Share Award Plan, the Target Share Option Plans; the SABMiller plc International Employee Share Scheme; the SABMiller plc Sharesave Plan; and the SABMiller plc Employee Share Purchase Plan.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Term Facility A” means the term facility made available under this Agreement as described in paragraph (d) of Clause 2.1 (The Facilities).

“Term Facility A Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Term Facility A Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Term Facility A Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)	in relation to any other Lender, the amount in the Base Currency of any Term Facility A Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase),

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Term Facility A Extended Termination Date” has the meaning given to it in the related Extension Request.

“Term Facility A Loan” means a loan made or to be made under Term Facility A or the principal amount outstanding for the time being of that loan.

“Term Facility A Termination Date” means:

(a)

the earlier of (i) the date falling 24 months after the Settlement Date and (ii) the date falling 36 months after the date of this Agreement (the earlier of the two being the “Original Term Facility A Termination Date”); or

(b)	if the Borrower has exercised the Term Facility A Termination Date Extension Option, the Term Facility A Extended Termination Date.

“Term Facility A Termination Date Extension Option” has the meaning given to it in Clause 5.8 (Cash/DCM Bridge Facility B and Term Facility A Termination Date Extension Option).

“Term Facility B” means the term facility made available under this Agreement as described in paragraph (e) of Clause 2.1 (The Facilities).

“Term Facility B Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Term Facility B Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Term Facility B Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)	in relation to any other Lender, the amount in the Base Currency of any Term Facility B Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase),

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Term Facility B Loan” means a loan made or to be made under Term Facility B or the principal amount outstanding for the time being of that loan.

“Term Facility B Termination Date” means the earlier of (i) the date falling 60 months after the Settlement Date and (ii) the date falling 72 months after the date of this Agreement.

“Termination Date” means the Disposals Bridge Facility Termination Date, the Cash/DCM Bridge Facility A Termination Date, the Cash/DCM Bridge Facility B Termination Date, the Term Facility A Termination Date or the Term Facility B Termination Date.

“Total Cash/DCM Bridge Facility A Commitments” means the aggregate of the Cash/DCM Bridge Facility A Commitments, being US$15,000,000,000 as at the date of this Agreement.

“Total Cash/DCM Bridge Facility B Commitments” means the aggregate of the Cash/DCM Bridge Facility B Commitments, being US$15,000,000,000 as at the date of this Agreement.

“Total Commitments” means the aggregate of the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments and the Total Term Facility B Commitments, being US$ 75,000,000,000 as at the date of this Agreement.

“Total Disposals Bridge Facility Commitments” means the aggregate of the Disposals Bridge Facility Commitments, being US$10,000,000,000 as at the date of this Agreement.

“Total Term Facility A Commitments” means the aggregate of the Term Facility A Commitments, being US$25,000,000,000 as at the date of this Agreement.

“Total Term Facility B Commitments” means the aggregate of the Term Facility B Commitments, being US$10,000,000,000 as at the date of this Agreement.

“Transaction” means the Acquisition and the Refinancing.

“Transfer Certificate” means a certificate substantially in the form set out in Part 3 of Schedule 3 (Requests) or any other form agreed between the Agent and the Company.

“Transfer Date” means, in relation to a transfer, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate; and

(b)	the date on which the Agent executes the Transfer Certificate.

“Undisclosed Administration” means an undisclosed administration (stille curatele) applicable to a Lender, imposed by the DCB under or based on section 1:76 of the DFSA, as to Lenders which are the subject of home jurisdiction supervision by the DCB under the DFSA and in relation to which the DCB has not publicly disclosed the appointment of a custodian (curator) with regard to the relevant Lender.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“US Dollar”, “US Dollars”, “US$”, “dollar” and “$” means the lawful currency of the United States of America from time to time.

“U.S.” and “United States” means the United States of America, its territories, possessions and other areas subject to the jurisdiction of the United States of America.

“U.S. Borrower” means a Borrower whose jurisdiction of organisation is a state of the United States of America or the District of Columbia.

“U.S. Guarantor” means a Guarantor whose jurisdiction of organisation is a state of the United States of America or the District of Columbia.

“U.S. Obligor” means any U.S. Borrower or U.S. Guarantor.

“U.S. Tax” means any federal, state, local income, gross receipts, license, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), real property, personal property, sales, use, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, imposed by the United States or any political subdivision thereof or taxing authority therein, including any interest, penalty or addition thereto, whether disputed or not.

“U.S.Tax Obligor” means:

(a)	a Borrower which is resident for tax purposes in the US; or

(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

“Utilisation” means a Loan.

“Utilisation Date” means the date on which a Utilisation is made.

“Utilisation Request” means a notice substantially in the relevant form set out in Part 1 of Schedule 3 (Requests).

“VAT” means value added tax calculated in accordance with (but subject to the derogations according to the VAT regulations of the member states) European Directive 2006/112/EC (replacing European Directive 77/388/EC) whether charged in a member state of the European Union or elsewhere and any other tax of a similar nature.

“Withdrawal Liability” has the meaning specified in Part I of Subtitle E of Title IV of ERISA.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)

the “Agent”, an “Arranger”, the “Company”, any “Finance Party”, any “Lender”, any “Obligor”, any “Party” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in respect of the “Company”, shall be construed as a reference to Newco following consummation of the Merger;

(ii)	a document in “agreed form” is a document which is in a form agreed in writing by or on behalf of the Company and the Agent;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(v)

“guarantee” means (other than in Clause 19 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to provide assurance to the beneficiary of such guarantee that another person will or can meet any of its liabilities;

(vi)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)

a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(viii)

a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(ix)	a provision of law is a reference to that provision as amended or re-enacted; and

(x)	a time of day is a reference to London time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Default or an Event of Default is “continuing” if it has not been remedied or waived in writing.

1.3	Dutch terms

In this Agreement, where it relates to a Dutch entity, a reference to:

(a)	a “necessary action to authorise” where applicable, includes without limitation:

(i)	any action required to comply with the Works Councils Act of the Netherlands (Wet op de ondernemingsraden); and

(ii)	obtaining an unconditional positive advice (advies) from the competent works council(s);

(b)	“financial assistance” means any act contemplated by:

(i)	(for a besloten vennootschap met beperkte aansprakelijkheid) Article 2:207(c) of the Dutch Civil Code; or

(ii)	(for a naamloze vennootschap) Article 2:98(c) of the Dutch Civil Code;

(c)

a “Security” includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, any right in rem (beperkt recht), created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(d)

(i)	a “winding-up”, “administration” or “dissolution” includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(ii)	a “moratorium” includes surseance van betaling and “a moratorium is declared” or occurs includes surseance verleend;

(iii)

any “step” or “procedure” taken in connection with insolvency proceedings includes a Dutch entity having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

(iv)	a “trustee in bankruptcy” includes a curator;

(v)	an “administrator” includes a bewindvoerder; and

(vi)	an “attachment” includes a beslag.

1.4	Luxembourg terms

In this Agreement, a reference to:

(a)	a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrator receiver, administrator or similar officer includes any:

(i)	juge-commissaire and/or insolvency receiver (curateur) appointed under the Luxembourg Commercial Code;

(ii)	liquidateur appointed under Articles 141 to 151 of the Luxembourg act of 10 August 1915 on commercial companies, as amended;

(iii)	juge-commissaire and/or liquidateur appointed under Article 203 of the Luxembourg act dated 10 August 1915 on commercial companies, as amended;

(iv)	commissaire appointed under the Grand-Ducal decree of 24 May 1935 on the controlled management regime or under Articles 593 to 614 of the Luxembourg Commercial Code; and

(v)	juge délégué appointed under the Luxembourg act of 14 April 1886 on the composition to avoid bankruptcy, as amended;

(b)

a “winding-up”, “administration” or “dissolution” includes, without limitation, bankruptcy (faillite), liquidation, composition with creditors (concordat préventif de faillite), moratorium or reprieve from payment (sursis de paiement) and controlled management (gestion contrôlée);

(c)

a “security interest” includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of real security or agreement or arrangement having a similar effect including any transfer of title by way of security;

(d)

“guarantee” means, only for the purpose of the guarantee granted by a Luxembourg Guarantor pursuant to Clause 19 (Guarantee and Indemnity), an independent guarantee and not a surety (cautionnement); and

(e)	a person being “unable to pay its debts” includes that person being in a state of cessation of payments (cessation de paiements).

1.5	Belgian terms

In this Agreement, a reference (in the context of Belgian law or a Belgian Obligor) to:

(a)

a “liquidator”, “trustee in bankruptcy”, “receiver”, “administrator” (in relation to a bankruptcy) or “similar officer” includes any curator / curateur, vereffenaar / liquidateur, gedelegeerd rechter / juge délégué, gerechtsmandataris / mandataire de justice, voorlopig bewindvoerder / administrateur judiciaire, gerechtelijk deskundige / expert judiciare and sekwester / séquestre;

(b)	a person being “unable to pay” its debts is that person being in a state of cessation of payments (staking van betaling / cessation de paiements);

(c)

an “insolvency” includes gerechtelijke reorganisatie / réorganisation judiciaire, faillissement / faillite and any other concurrence between creditors (samenloop van schuldeisers / concours des créanciers);

(d)

a “composition” includes any gerechtelijke reorganisatie / réorganisation judiciaire; “winding up”, “administration”, “liquidation” or “dissolution” includes any vereffening / liquidation, ontbinding / dissolution, faillissement / faillite and sluiting van een onderneming / fermeture d’enterprise;

(e)	an “assignment” or “similar arrangement with any creditor” includes a minnelijk akkoord met alle schuldeisers/ accord amiable avec tous les créanciers;

(f)	an “attachment”, “sequestration”, “distress”, “execution” or “analogous events” includes any uitvoerend beslag / saisie exécutoire and bewarend beslag / saisie conservatoire;

(g)

a “Security” includes any mortgage (hypotheek / hypothèque), pledge (pand / nantissement), privilege (voorrecht / privilège), retention right (eigendomsvoorbehoud / réserve de propriété), any real surety (zakelijke zekerheid / sûreté réelle) and any transfer by way of security (overdracht ten titel van zekerheid / transfert à titre de garantie) and a promise or mandate to create any of the security interest mentioned above;

(h)	“constitutional documents” means de oprichtingsakte / acte constitutif, statuten / statuts and uittreksel van de Kruispuntbank voor Ondernemingen / Banque Carrefour des Entrepises; and

(i)	“guarantee” means, only for the purpose of the guarantee granted by a Belgian Obligor pursuant to Clause 19 (Guarantee and Indemnity), an independent guarantee and not a surety (borg / cautionnement).

1.6	Third party rights

(a)

Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

2.	THE FACILITIES

2.1	The Facilities

(a)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Disposals Bridge Facility Commitments.

(b)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Cash/DCM Bridge Facility A Commitments.

(c)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Cash/DCM Bridge Facility B Commitments.

(d)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Term Facility A Commitments.

(e)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Term Facility B Commitments.

(f)	Any Borrower will be permitted to borrow (on a several basis) under each Facility.

2.2	Increase

(a)	The Company may by giving prior written notice to the Agent after:

(i)	the effective date of a cancellation of:

(A)	the Available Commitments of a Defaulting Lender in accordance with Clause 7.5 (Right of cancellation in relation to a Defaulting Lender); or

(B)	the Commitments of a Lender in accordance with Clause 7.1 (Illegality) or of a Non-Consenting Lender in accordance with Clause 7.4 (Right of cancellation and repayment in relation to a single Lender),

(in each case a “Lender Cancellation”), or

(ii)	the occurrence of any Extraordinary Event,

request that the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments and/or the Total Term Facility B Commitments (as applicable) be increased (and the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments and/or the Total Term Facility B Commitments (as applicable) shall be so increased) in an aggregate amount in the Base Currency of up to:

(i)	in respect of a Lender Cancellation, the amount of the Available Commitment or Commitments so cancelled;

(ii)	in respect of an Extraordinary FX Event, US$7,500,000,000 (such increase being an “Extraordinary FX Increase”); and

(iii)

in respect of an Extraordinary Market Event, such amount as the Company may in its discretion consider necessary in order to ensure that it will be able to consummate the Transaction (but not, for the avoidance of doubt, for the purposes of funding any increase in the Offer price) (such increase Commitments being the “Market Increase Commitments” and the lenders who agree to assume those Commitments being the “Market Increase Lenders”) provided that if the total principal amount of any Loans outstanding under this Agreement, when aggregated with the total principal amount of any proceeds referred to in paragraph (b) of the definition of “Excluded Debt Raising Proceeds” (as defined in Clause 8.2) exceeds (A + B - C), where:

“A” equals US$75,000,000,000; and

“B” equals the amount of any increase in Commitments made in connection with an Extraordinary FX Event further to paragraph (ii) above; and

“C” equals the aggregate amount of any Commitments which have been required to be cancelled prior to such time pursuant to paragraph (b) of Clause 8.2,

(taking into account the Base Currency Amount of any Loans denominated in euro), the relevant Borrower(s) shall within three Business Days prepay an amount equal to such excess to the relevant Market Increase Lenders pro rata to their Market Increase Commitments (and any pro rata sharing provisions, requirement to give notice of a prepayment or to apply any prepayment in a particular order other than those in this paragraph shall not apply to a prepayment which is required to be made under this paragraph), in each case as follows:

(A)

the increased Disposals Bridge Facility Commitment, Cash/DCM Bridge Facility A Commitment, Cash/DCM Bridge Facility B Commitment, Term Facility A Commitment and/or Term Facility B Commitment will be assumed by one or more Lenders or (provided that, in the case of (i) an Extraordinary Market Event, at least one Lender has; and (ii) an Extraordinary FX Event, all of the Lenders have, been offered the opportunity to assume the relevant increased Commitments) other banks, financial institutions, trusts, funds or other entities (the “Increase Lender”) selected by the Company, each of which shall not be a member of the Group and each of which confirms its willingness to assume and does assume all the obligations of a Lender corresponding to that part of the increased Disposals Bridge Facility Commitment, Cash/DCM Bridge Facility A Commitment, Cash/DCM Bridge Facility B Commitment, Term Facility A Commitment and/or Term Facility B Commitment which it is to assume as if it had been an Original Lender;

(B)

each of the Obligors and the Increase Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and the Increase Lender would have assumed and/or acquired had the Increase Lender been an Original Lender;

(C)

the Increase Lender shall become a Party as a “Lender” and any Increase Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Lender and those Finance Parties would have assumed and/or acquired had the Increase Lender been an Original Lender;

(D)

the Disposals Bridge Facility Commitments, the Cash/DCM Bridge Facility A Commitments, the Cash/DCM Bridge Facility B Commitments, the Term Facility A Commitments and the Term Facility B Commitments of the other Lenders shall continue in full force and effect; and

(E)

the increase in the Disposals Bridge Facility Commitments, the Cash/DCM Bridge Facility A Commitments, the Cash/DCM Bridge Facility B Commitments, the Term Facility A Commitments and/or the Term Facility B Commitments shall take effect on the date specified by the Company in the notice referred to in paragraph (i) above or any later date on which the conditions set out in paragraph (b) below are satisfied.

(b)

An increase in the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments or the Total Term Facility B Commitments will only be effective on:

(i)

receipt by the Agent of written confirmation (the “Increase Confirmation”) from the Increase Lender substantially in the form set out in Schedule 9 (Form of Increase Confirmation) that the Increase Lender will assume the same obligations to the other Finance Parties as it would have assumed if it had been an Original Lender; and

(ii)

in relation to an Increase Lender which is not a Lender immediately prior to the relevant increase, the performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Commitments by that Increase Lender, the completion of which the Agent shall promptly notify to the Company and the Increase Lender.

(c)	Any increase in Commitments in connection with an Extraordinary Event will increase the Commitments under each of the Facilities pro rata.

(d)

Each Increase Lender, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the increase becomes effective in accordance with this Agreement.

(e)

The Company may pay to the Increase Lender a fee in the amount and at the times agreed between the Company and the Increase Lender in a Fee Letter. A reference in this Agreement to a Fee Letter shall include any letter referred to in this paragraph.

(f)	Clause 24.4 (Limitation of responsibility of Existing Lenders) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Lender as if references in that Clause to:

(i)	an “Existing Lender” were references to all the Lenders immediately prior to the relevant increase;

(ii)	the “New Lender” were references to that “Increase Lender”; and

(iii)	a “re-transfer” and “re-assignment” were references to respectively a “transfer” and “assignment”.

(g)	Nothing in this Clause 2.2 obliges any Existing Lender to become or offer to become an Increase Lender.

2.3	Finance Parties’ rights and obligations

(a)

The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.4	Obligors’ Agent

(a)

Each Obligor (other than the Company) by its execution of this Agreement or an Accession Letter irrevocably appoints the Company to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)

the Company on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Company,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)

Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and any other Obligor, those of the Obligors’ Agent shall prevail.

3.	PURPOSE

3.1	Purpose

The Relevant Borrower shall apply all amounts borrowed by it under a Facility towards:

(a)	financing the cash consideration payable pursuant to the Offer or for the Option Shares;

(b)

on or after the Settlement Date (but only after or simultaneously with payment of all cash consideration payable pursuant to the Offer other than, for the avoidance of doubt, cash consideration payable in respect of the Option Shares), financing fees, costs and expenses incurred in connection with the Transaction; and

(c)

on or after the Settlement Date (but only after or simultaneously with payment of all cash consideration payable pursuant to the Offer other than, for the avoidance of doubt, cash consideration payable in respect of the Option Shares), the Refinancing.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

No Borrower may deliver a Utilisation Request or Belgian Certain Funds Request unless the Agent has received or will on or prior to the first Utilisation Date (but before disbursement of the first Utilisation, save for the satisfaction of conditions precedent that will be effected by the netting of amounts from the Utilisation) receive all of the documents and other evidence listed in Part 1 and Part 2 (other than, in the case of a Belgian Certain Funds Request, the certificate referred to in paragraph 2 of Part 2) of Schedule 2 (Conditions Precedent), in form and substance satisfactory to the Agent (save to the extent waived or amended). The Agent shall notify the Company and the Lenders promptly upon having received all of the documents and other evidence listed in Part 1 and Part 2 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to it (save to the extent waived or amended).

4.2	Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.5 (Lenders’ participation) in relation to a Utilisation (other than one to which Clause 4.4 (Utilisations during the Certain Funds Period) or Clause 4.5 (Utilisations during the Belgian Certain Funds Period) applies), if, on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Utilisation; and

(b)	the Repeating Representations to be made by each Obligor are true in all material respects.

4.3	Maximum number of Utilisations

A Borrower (or the Company) may not deliver a Utilisation Request if as a result of the proposed Utilisation:

(a)	more than 10 Disposals Bridge Facility Loans would be outstanding;

(b)	more than 10 Cash/DCM Bridge Facility A Loans would be outstanding;

(c)	more than 10 Cash/DCM Bridge Facility B Loans would be outstanding;

(d)	more than 10 Term Facility A Loans would be outstanding; or

(e)	more than 10 Term Facility B Loans would be outstanding.

4.4	Utilisations during the Certain Funds Period

(a)

Except as set out in paragraph (b) below and without prejudice to Clause 4.5 (Utilisations during the Belgian Certain Funds Period) below, during the Certain Funds Period none of the Finance Parties shall be entitled to:

(i)	cancel any of its Commitments to the extent to do so would prevent or limit the making of a Certain Funds Utilisation;

(ii)

rescind, terminate or cancel this Agreement or exercise any similar right or remedy or make or enforce any claim under the Finance Documents it may have to the extent to do so would prevent or limit the making of a Certain Funds Utilisation;

(iii)	refuse to participate in the making of a Certain Funds Utilisation;

(iv)	exercise any right of set-off or counterclaim in respect of a Certain Funds Utilisation to the extent to do so would prevent or limit the making of a Certain Funds Utilisation; or

(v)

cancel, accelerate or cause repayment or prepayment of any amounts owing under this Agreement or under any other Finance Document to the extent to do so would prevent or limit the making of a Certain Funds Utilisation, provided that immediately upon the expiry of the Certain Funds Period all such rights, remedies and entitlements shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Certain Funds Period.

(b)	Paragraph (a) above does not apply in respect of a Finance Party if, and to the extent that, the entitlement of that Finance Party arises because:

(i)	in the case of sub-paragraph (a)(iii) above, Clause 4.1 (Initial conditions precedent) has not been complied with;

(ii)	a Major Default is continuing or, in the case of sub-paragraph (a)(iii) above, a Major Default would result from the proposed Utilisation;

(iii)	Clause 7.1 (Illegality) applies in respect of that Finance Party; or

(iv)	Clause 8.1 (Change of control) applies.

4.5	Utilisations during the Belgian Certain Funds Period

(a)

At any time falling no earlier than 5 Business Days before the date on which the Offer Document is to be approved the Company may by submitting a Belgian Certain Funds Request to the Agent request the issuance of the

Facility Agreement Confirmation and that the Belgian Certain Funds Period commence. The Belgian Certain Funds Request shall specify the date on which the Belgian Certain Funds Period is requested to begin (the “Belgian Certain Funds Commencement Date” (which must fall within the Availability Period)). Only one Belgian Certain Funds Request may be submitted.

(b)	The Agent shall, provided that the Company delivers a Belgian Certain Funds Request certifiying that:

(i)	no Major Default is then continuing;

(ii)	Clause 4.1 (Initial Conditions Precedent) has been complied with; and

(iii)

no Change of Control or Sale has occurred or, if any Change of Control or Sale has occurred, any right of the Lenders to cancel Commitments or require prepayment of any Loans as a result thereof pursuant to Clause 8.1 (Change of control) has been waived, on the proposed Belgian Certain Funds Commencement Date (by no later than 8 a.m. (Brussels time)) issue to the Company a Facility Agreement Confirmation and the Belgian Certain Funds Period will automatically take effect. Any Facility Agreement Confirmation (and any non-contractual obligations arising out of or in connection therewith) will be governed by English law.

(c)	Except as set out in paragraph (d) below, during the Belgian Certain Funds Period none of the Finance Parties shall be entitled to:

(i)	cancel any of its Commitments to the extent to do so would prevent or limit the making of a Belgian Certain Funds Utilisation;

(ii)

rescind, terminate or cancel this Agreement or exercise any similar right or remedy or make or enforce any claim under the Finance Documents it may have to the extent to do so would prevent or limit the making of a Belgian Certain Funds Utilisation;

(iii)	refuse to participate in the making of a Belgian Certain Funds Utilisation;

(iv)	exercise any right of set-off or counterclaim in respect of a Belgian Certain Funds Utilisation to the extent to do so would prevent or limit the making of a Belgian Certain Funds Utilisation; or

(v)

cancel, accelerate or cause repayment or prepayment of any amounts owing under this Agreement or under any other Finance Document to the extent to do so would prevent or limit the making of a Belgian Certain Funds Utilisation, provided that (subject to paragraph (e) below) immediately upon the expiry of the Belgian Certain Funds Period all such rights, remedies and entitlements referred to in paragraphs (i) to (v) above shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Belgian Certain Funds Period.

(d)	Paragraph (c) above does not apply in respect of a Finance Party if, and to the extent that, the entitlement of that Finance Party arises because:

(i)	a Belgian Certain Funds Major Default is continuing; or

(ii)	Clause 7.1 (Illegality) applies in respect of a Finance Party because it becomes unlawful in any applicable jurisdiction for a Lender to fund or maintain its participation in any Utilisation.

(e)

For the avoidance of doubt and for the benefit of the Obligors only, this Clause 4.5 (Utilisations during the Belgian Certain Funds Period) shall be without prejudice to Clause 4.4 (Utilisations during the Certain Funds Period).

5.	UTILISATION – LOANS

5.1	Delivery of a Utilisation Request

A Borrower (or the Company on its behalf) may utilise a Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request for Loans

(a)	Each Utilisation Request for a Loan is irrevocable and will not be regarded as having been duly completed unless:

(i)	it identifies the Borrower (which, in the case of a Loan utilised to finance an Acquisition Purpose, must be the Company) and the Facility to be utilised;

(ii)	it complies with Clause 5.3 (Order of utilisation);

(iii)	the proposed Utilisation Date is a Business Day within the Availability Period;

(iv)	the currency and amount of the Utilisation comply with Clause 5.4 (Currency and amount); and

(v)	the proposed Interest Period complies with Clause 11 (Interest Periods).

(b)	Multiple Utilisations may be requested in a Utilisation request.

5.3	Order of utilisation

The Facilities must be utilised in the following order:

(i)	firstly, Term Facility B;

(ii)	secondly, Term Facility A;

(iii)	thirdly, Cash/DCM Bridge Facility B;

(iv)	fourthly, Cash/DCM Bridge Facility A; and

(v)	fifthly, the Disposals Bridge Facility,

in each case such that each Facility (other than Term Facility B) may only be utilised to the extent that the preceding Facility or Facilities (as applicable) in the list above have been or will simultaneously be utilised and/or cancelled in full on or before the proposed Utilisation Date.

5.4	Currency and amount

(a)

The currency specified in a Utilisation Request must be the Base Currency or the Optional Currency provided that the aggregate Base Currency Amount of any Utilisations under a Facility in the Optional Currency may not exceed:

(i)	in the case of the Disposals Bridge Facility, USD 3,000,000,000;

(ii)	in the case of the Cash/DCM Bridge Facility A, USD 4,500,000,000;

(iii)	in the case of the Cash/DCM Bridge Facility B, USD 4,500,000,000;

(iv)	in the case of Term Facility A, USD 7,500,000,000; and

(v)	in the case of the Term Facility B, USD 3,000,000,000.

The Base Currency Amount of each Utilisation shall, in accordance with the definition of “Base Currency Amount”, be fixed as at the date which is three Business Days before the relevant Utilisation Date or, if later, as at the date on which the Agent receives the relevant Utilisation Request in accordance with the terms of this Agreement and any Utilisation made in the Optional Currency shall remain outstanding and be repaid or prepaid in the Optional Currency without any requirement to effect any rebalancing against the Base Currency.

(b)	The amount of the proposed Utilisation must be:

(i)	if the currency selected is the Base Currency, a minimum of US$25,000,000 or, if less, the Available Facility; or

(ii)	if the currency selected is euro, a minimum of EUR20,000,000 or, if less, the Available Facility.

5.5	Lenders’ participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)

The Agent shall determine the Base Currency Amount of each Loan which is to be made in the Optional Currency and shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan, in each case by the Specified Time.

5.6	Cancellation of Commitment

Any Commitment which is unutilised on the last day of the Availability Period shall be immediately cancelled.

5.7	Availability Extension Option

(a)

The Company may in its sole discretion at any time not more than 60 days and not less than 30 days prior to the date falling 12 months after the date of this Agreement by written notice to the Agent (a “Cancellation Date Extension Notice”) extend the Cancellation Date to a date (the “Extended Cancellation Date”) falling no later than 18 months after the date of this Agreement.

(b)	Upon delivery of the Cancellation Date Extension Notice, the Cancellation Date shall be automatically extended to the Extended Cancellation Date.

(c)	Upon receipt of a Cancellation Date Extension Notice, the Agent shall promptly notify each Lender.

5.8	Cash/DCM Bridge Facility B and Term Facility A Termination Date Extension Option

(a)	The Company may:

(i)

at any time not more than 60 days and not less than 30 days prior to the Original Cash/DCM Bridge Facility B Termination Date, extend the Original Cash/DCM Bridge Facility B Termination Date by up to 12 months (the “Cash/DCM Bridge Facility B Termination Date Extension Option”); and

(ii)

at any time not more than 60 days and not less than 30 days prior to the Original Term Facility A Termination Date extend the Original Term Facility A Termination Date by up to 12 months (the “Term Facility A Termination Date Extension Option”),

in each case by submitting an Extension Request to the Agent.

(b)	The Cash/DCM Bridge Facility B Termination Date Extension Option and the Term Facility A Termination Date Extension Option may each be exercised once.

(c)	Upon receipt by the Agent of a valid Extension Request the Original Cash/DCM Bridge Facility B Termination Date or the Original Term Facility

A Termination Date (as applicable) will be extended with immediate effect to the date identified as the “Cash/DCM Bridge Facility B Extended Termination Date” or “Term Facility A Extended Termination Date” (as applicable) in that Extension Request and the Agent shall promptly notify each Lender thereof.

6.	REPAYMENT

6.1	Repayment of Disposals Bridge Facility Loans

Each Relevant Borrower under the Disposals Bridge Facility shall repay the aggregate Disposals Bridge Facility Loans borrowed by it in full on the Disposals Bridge Facility Termination Date.

6.2	Repayment of Cash/DCM Bridge Facility A Loans

Each Relevant Borrower under the Cash/DCM Bridge Facility A shall repay the aggregate Cash/DCM Bridge Facility A Loans borrowed by it in full on the Cash/DCM Bridge Facility A Termination Date.

6.3	Repayment of Cash/DCM Bridge Facility B Loans

Each Relevant Borrower under the Cash/DCM Bridge Facility B shall repay the aggregate Cash/DCM Bridge Facility B Loans borrowed by it in full on the Cash/DCM Bridge Facility B Termination Date.

6.4	Repayment of Term Facility A Loans

Each Relevant Borrower under Term Facility A shall repay the aggregate Term Facility A Loans borrowed by it in full on the Term Facility A Termination Date.

6.5	Repayment of Term Facility B Loans

Each Relevant Borrower under Term Facility B shall:

(a)

on each Quarter Date falling after the second anniversary of the Settlement Date, repay an amount equal to 2.5 per cent. of the aggregate amount of the Term Facility B Loans borrowed by it calculated by reference to the amounts outstanding as at the end of the Availability Period; and

(b)	on the Term Facility B Termination Date, repay the remaining outstanding amount of such Term Facility B Loans.

7.	ILLEGALITY, VOLUNTARY PREPAYMENT AND CANCELLATION

7.1	Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Utilisation:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Company of such notice, that Lender shall be immediately released from its obligations to participate in any Utilisations; and

(c)	by written notice to the Agent, that Lender may:

(i)	cancel its Commitment, and such Commitment shall be immediately cancelled upon the Agent notifying the Company of such notice; and/or

(ii)	require prepayment of its participation in the Utilisations, and the Relevant Borrower shall repay that Lender’s participation in the Utilisations made to that Borrower on the last day of the Interest Period for each Utilisation occurring after the Agent has notified the Company or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

7.2	Voluntary cancellation

(a)

The Company may, if it gives the Agent not less than three Business Days prior notice (or such shorter period of notice as the Majority Lenders may agree), cancel the whole or any part (being a minimum amount of US$10,000,000) of an Available Facility. Any cancellation under this Clause 7.2 shall reduce the Commitments of the Lenders rateably under that Facility.

(b)	Any cancellation of the Available Facilities pursuant to this Clause 7.2 shall be made in the following order:

(i)	first, in cancellation of any Available Commitments under Cash/DCM Bridge Facility A;

(ii)	second, once all Available Commitments under Cash/DCM Bridge Facility A have been cancelled, in cancellation of any Available Commitments under Cash/DCM Bridge Facility B; and

(iii)

thereafter, once all Available Commitments under Cash/DCM Bridge Facility B have been cancelled, in cancellation of Available Commitments under the Disposals Bridge Facility, Term Facility A and/or Term Facility B in such proportions as the Company may select.

7.3	Voluntary prepayment of Loans

(a)

A Relevant Borrower may, if it or the Company gives the Agent not less than three Business Days prior notice (or such shorter period of notice as the Majority Lenders may agree), prepay the whole or any part of that Loan (but, if in part, being an amount that reduces the Base Currency Amount of that Loan by a minimum amount of US$25,000,000 and in multiples of US$1,000,000).

(b)	A Loan may only be prepaid after the last day of the Availability Period (or, if earlier, the day on which the Available Facility in respect of the Facility under which the Loan was made is zero).

(c)	A Relevant Borrower may only voluntarily prepay under this Clause 7.3:

(i)	any outstanding Cash/DCM Bridge Facility A Loans to the extent that there are not (or will not following the relevant prepayment be) any outstanding Disposals Bridge Facility Loans;

(ii)	any outstanding Cash/DCM Bridge Facility B Loans to the extent that there are not (or will not following the relevant prepayment be) any outstanding Cash/DCM Bridge Facility A Loans;

(iii)	any outstanding Term Facility A Loans to the extent that there are not (or will not following the relevant prepayment be) any outstanding Cash/DCM Bridge Facility B Loans; and

(iv)	any outstanding Term Facility B Loans to the extent that there are not (or will not following the relevant prepayment be) any outstanding Term Facility A Loans.

7.4	Right of cancellation and repayment in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 14.2 (Tax gross-up); or

(ii)	any Lender claims indemnification from the Company or an Obligor under Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs) or is a Non-Consenting Lender,

the Relevant Borrower may, whilst the circumstance giving rise to the requirement for indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender’s participation in the Utilisations.

(b)	On receipt of a notice referred to in paragraph (a) above in relation to a Lender, the Commitment of that Lender shall immediately be reduced to zero.

(c)

On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Company in that notice), the Relevant Borrower to which a Utilisation is outstanding shall repay that Lender’s participation in that Utilisation together with all interest and other amounts accrued under the Finance Documents.

7.5	Right of cancellation in relation to a Defaulting Lender

(a)

If any Lender becomes a Defaulting Lender, the Company may, at any time whilst the Lender continues to be a Defaulting Lender, give the Agent notice of cancellation of each Available Commitment of that Lender.

(b)	On receipt of a notice referred to in paragraph (a) above, each Available Commitment of the Defaulting Lender shall immediately be reduced to zero.

(c)	The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Lenders.

8.	MANDATORY PREPAYMENT

8.1	Change of control

Upon:

(a)	the occurrence of a Change of Control; or

(b)	a Sale:

(i)	the Company shall notify the Agent upon becoming aware of such Change of Control or Sale;

(ii)	after such notice, a Lender shall not be obliged to fund any Utilisation;

(iii)

any Lender may, by not less than thirty (30) days’ written notice to the Agent, cancel its undrawn Commitment and require repayment of its participation in the Utilisations, together with accrued interest thereon and all other amounts owed to it under the Finance Documents; and

(iv)

the Company shall procure that the Relevant Borrower repay any Lender which delivers a notice to the Agent pursuant to paragraph (iii) above on the date falling thirty (30) days after receipt by the Agent of such notice, provided that paragraphs (ii), (iii) and (iv) above shall only become effective with respect to a Change of Control, if the Shareholders’ Approval has been obtained and an extract of the resolution containing the Shareholders’ Approval has been duly filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Code.

8.2	Mandatory Prepayment: Disposal and Debt Raising Proceeds

(a)	For the purposes of this Clause 8.2:

“Debt Raising” means the raising of Financial Indebtedness in the public or private loan or debt capital markets (including the entry into loans (other than revolving loans which are entered into for general working capital or liquidity purposes) or an issue of bonds, notes, debentures, loan stock or similar instruments and any equity linked instrument or other hybrid product by any member of the Group.

“Debt Raising Proceeds” means the Net Proceeds raised from a Debt Raising after the date of this Agreement, except for Excluded Debt Raising Proceeds.

“Disposal” means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions).

“Disposal Proceeds” means:

(i)	the Net Proceeds received by any member of the Group for any Disposal; and

(ii)

the Net Proceeds received by any member of the Target Group prior to the Settlement Date for any Disposal which is required to be made in connection with the Acquisition (“Target Acquisition Disposal Proceeds”),

except in each case for Excluded Disposal Proceeds.

“Excluded Debt Raising Proceeds” means:

(a)	the proceeds of any Debt Raising:

(i)	by an Excluded Subsidiary;

(ii)	which is required by its terms to be converted into an Equity instrument;

(iii)	under the Facilities;

(iv)

made available in connection with a project where the provider of the Financial Indebtedness neither has recourse against any member of the Group, nor has recourse against the assets of any member of the Group other than the assets used in connection with or resulting from that project;

(v)

which constitutes a utilisation of any credit facility or commercial paper programme (or any replacement of either of them) existing on the date of this Agreement (or, in the case of a member of the Target Group, any credit facility existing on the Settlement Date) up to the maximum amounts available on those dates;

(vi)	by way of a refinancing of any Financial Indebtedness maturing within 12 months of the relevant Debt Raising or which the Company will be prepaying within 6 months of the relevant Debt Raising:

(A)	of any member of the Group in existence on the date of this Agreement;

(B)	of any member of the Target Group in existence on the Settlement Date;

(C)

of any person that becomes a Subsidiary of the Company and which is existing at the time such person becomes a Subsidiary (other than Financial Indebtedness incurred solely in contemplation of such person becoming a Subsidiary of the Company); or

(D)

secured by Security on assets prior to the acquisition thereof by the Company or any of its Subsidiaries, provided that such Security was not created in contemplation of such acquisition and does not extend to any other assets, provided that, in each case, the principal amount of that refinancing does not exceed the amount of the obligations due on account of the Financial Indebtedness being refinanced;

(vii)	which constitutes utilisations under an overdraft or any other line of credit, in each case, in a principal amount not exceeding US$1,000,000,000 (or its equivalent in any other currency);

(viii)	which constitutes the conduct of treasury operations in the ordinary course of business in respect of uncommitted lines of credit or cash-pooling facilities; or

(ix)

which constitutes proceeds from utilisations under any local facility in South Korea, China, Russia, Hungary, Bulgaria, Romania, Czech Republic, Slovakia, Cuba and Ukraine which is not syndicated outside the relevant national debt markets, in an aggregate principal amount not exceeding US$1,000,000,000 (or its equivalent in any other currency) at any time; and

(b)

the proceeds of the raising of any Financial Indebtedness (other than under the Facilities) in the international or domestic loan markets which is made by any member of the Group on or before the Settlement Date in response to any Extraordinary Market Event, in such amount as the Company may in its discretion consider necessary in order to ensure that it will be able to consummate the Transaction (but not, for the avoidance of doubt, for the purposes of funding any increase in the Offer price) provided that:

(i)

the aggregate principal amount outstanding under any such Financial Indebtedness shall not, when aggregated with the principal amount of any Loans outstanding under this Agreement, exceed an amount equal to (A + B - C), where:

“A” equals US$75,000,000,000;

“B” equals the amount of any increase in Commitments made in connection with an Extraordinary FX Increase pursuant to Clause 2.2 (Increase); and

“C” equals the aggregate amount of any Commitments which have been required to be cancelled prior to such time pursuant to paragraph 8.2(b) below,

unless outstanding amounts under such Financial Indebtedness in an aggregate principal amount of at least the amount of the excess are prepaid (or have been prepaid pursuant to Clause 2.2 (Increase)) as soon as reasonably practicable and in any event within three Business Days of utilisation;

(ii)	the Company shall offer one or more Lenders the opportunity of providing such Financial Indebtedness before approaching any lenders who are not party to this Agreement to do so;

(iii)

if any material terms of such Financial Indebtedness are more advantageous to the lenders thereunder than the provisions of this Agreement in any respect (other than any difference in fee, original issue discount or interest levels which the Company considers necessary), the Company shall offer to agree such amendments to this Agreement as are reasonably required to put the Finance Parties in the same commercial position (other than with respect to fee and interest levels (however structured, including without limitation any original issue discount)) as the finance parties under that Financial Indebtedness for as long as such Financial Indebtedness remains outstanding;

(iv)	no security may be granted to secure such Financial Indebtedness;

(v)

any member of the Group which provides a guarantee in respect of such Financial Indebtedness shall, to the extent that it is not already a Guarantor but subject to the Guarantee Principles and to paragraphs (b)(i) and (b)(iii) of Clause 22.21 (Guarantors), accede to this Agreement as an Additional Guarantor within 10 Business Days of the date on which such Financial Indebtedness is incurred (and provided that if such member of the Group ceases to provide a guarantee in respect of such Financial Indebtedness and is not otherwise required to remain an Additional Guarantor under this Agreement (a “Non-Current Guarantor”), the Company may request that it ceases to be a Guarantor without any requirement for Lender consent in accordance Clause 26.5 (Resignation of a Guarantor); and

(vi)	the maturity date of such Financial Indebtedness shall be no earlier than the earlier to occur of:

(A)	the date on which the Disposals Bridge Facility, Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B have been prepaid and cancelled in full; and

(B)

the latest of the Disposals Bridge Facility Termination Date, the Cash/DCM Bridge Facility A Termination Date and Cash/DCM Bridge Facility B Termination Date taking into account the exercise of any extension option (or, if applicable, the date on which the relevant Facility has been prepaid and cancelled in full).

“Excluded Disposal Proceeds” means:

(i)	the proceeds of any Disposal where it would be illegal to apply such proceeds in prepayment of the Facilities;

(ii)	the proceeds of any Disposal made by any Excluded Subsidiary;

(iii)	the proceeds of any Disposal made by a member of the Group to another member of the Group (other than an Excluded Subsidiary);

(iv)	the proceeds of any Disposal made with the prior written consent of the Majority Lenders; or

(v)	the proceeds of any individual Disposal where the proceeds from that Disposal are an amount less than US$1,000,000,000 (or its currency equivalent).

“Net Proceeds” means the cash proceeds received by any member of the Group and, if the recipient is not a wholly-owned Subsidiary of the Company, the proceeds proportionate to the interest held by the Company in such recipient, in respect of a Disposal or Debt Raising after deducting:

(i)

any fees, including underwriting, arrangement or advisory fees, agency fees, costs and expenses (including legal fees), bonus payments to management of an entity disposed of which are incurred by any member of the Group with respect to that Disposal or Debt Raising to persons who are not members of the Group;

(ii)

any Tax incurred and required to be paid or reserved against in connection with that Disposal or Debt Raising or the transfer of the proceeds to a Borrower (as reasonably determined by the Company after consultation with its professional tax advisors, on the basis of existing rates and taking account of any available credit, deduction or allowance);

(iii)	(but without double deduction) any amounts to be repaid by a member of the Group to any entity disposed of in respect of intra-Group indebtedness;

(iv)	the repayment by a member of the Group of third party indebtedness incurred in connection with the financing of the acquisition of, and secured on, the asset disposed of;

(v)

in respect of a Disposal, any amounts retained by way of provision in order to cover anticipated liabilities in connection with that Disposal reasonably determined by the Company after consultation with its professional advisers; and

(vi)

in respect of a Disposal, any amount required in order to create a reasonable reserve for any purchase price adjustment or any indemnification payments (fixed and contingent) attributable to the seller’s obligations to the purchaser undertaken by the Company or any of its Subsidiaries in connection with such Disposal (but excluding any purchase price adjustment or any indemnity that, by its terms, will not under any circumstance be made prior to the last possible Termination Date in respect of the Facilities), provided that, if at any time after such reservation was made, the Company determines that the relevant adjustments or indemnifications payments are not required to be made, Net Proceeds in respect of the relevant Disposal shall be deemed to have been received by the Company in an amount equal to the amount of the reserve less the amount of any relevant adjustments or indemnifications previously paid or required to be paid.

(b)

The Company shall ensure that Available Commitments are cancelled and/or the Borrowers prepay Utilisations in an amount equal to any Disposal Proceeds and 80 per cent. of any Debt Raising Proceeds at the times and in the order of application contemplated by Clause 8.3 (Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds).

8.3	Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds

(a)	A prepayment or cancellation of Commitments arising from the receipt of Disposal Proceeds under Clause 8.2 (Mandatory Prepayment: Disposal and Debt Raising Proceeds) shall be applied:

(i)	first, in prepayment pro rata of any outstanding Disposals Bridge Facility Loans;

(ii)	secondly, in cancellation of Available Commitments under the Disposals Bridge Facility (and the Available Commitment of the Lenders under the Disposals Bridge Facility will be cancelled rateably);

(iii)

thirdly, in prepayment of Cash/DCM Bridge Facility A Loans (and to the extent that the amount to be prepaid is not sufficient to prepay all outstanding Cash/DCM Bridge Facility A Loans in full, the Company may specify the Cash/DCM Bridge Facility A Loans to be prepaid);

(iv)	fourthly, in cancellation of Available Commitments under Cash/DCM Bridge Facility A (and the Available Commitment of the Lenders under Cash/DCM Bridge Facility A will be cancelled rateably);

(v)

fifthly, in prepayment of Cash/DCM Bridge Facility B Loans (and to the extent that the amount to be prepaid is not sufficient to prepay all outstanding Cash/DCM Bridge Facility B Loans in full, the Company may specify the Cash/DCM Bridge Facility B Loans to be prepaid); and

(vi)	sixthly, in cancellation of Available Commitments under Cash/DCM Bridge Facility B (and the Available Commitment of the Lenders under Cash/DCM Bridge Facility B will be cancelled rateably).

Any excess Disposal Proceeds thereafter may be retained by the relevant member of the Group.

(b)

A prepayment or cancellation of Commitments arising from the receipt of Debt Raising Proceeds made under Clause 8.2 (Mandatory Prepayment: Disposal and Debt Raising Proceeds) shall be applied in the following order:

(i)

first, in prepayment of Cash/DCM Bridge Facility A Loans (and to the extent that the amount to be prepaid is not sufficient to prepay all outstanding Cash/DCM Bridge Facility A Loans in full, the Company may specify the Cash/DCM Bridge Facility A Loans to be prepaid);

(ii)	secondly, in cancellation of Available Commitments under Cash/DCM Bridge Facility A (and the Available Commitment of the Lenders under Cash/DCM Bridge Facility A will be cancelled rateably);

(iii)

thirdly, in prepayment of Cash/DCM Bridge Facility B Loans (and to the extent that the amount to be prepaid is not sufficient to prepay all outstanding Cash/DCM Bridge Facility B Loans in full, the Company may specify the Cash/DCM Bridge Facility B Loans to be prepaid); and

(iv)	fourthly, in cancellation of Available Commitments under Cash/DCM Bridge Facility B (and the Available Commitment of the Lenders under Cash/DCM Bridge Facility B will be cancelled rateably).

Any excess Debt Raising Proceeds thereafter may be retained by the relevant member of the Group.

(c)	The Borrowers shall prepay Loans under this Clause 8.3 on:

(i)

in the case of Debt Raising Proceeds and any Disposal Proceeds other than any Target Acquisition Disposal Proceeds, the last day of the Interest Period in which the Disposal Proceeds and Debt Raising Proceeds are received; and

(ii)	in the case of any Target Acquisition Disposal Proceeds, the last day of the first Interest Period ending after the Settlement Date.

(d)	Any cancellation of Available Commitments under this Clause 8.3:

(i)

other than a cancellation arising from the receipt of any Target Acquisition Disposal Proceeds, will take effect on the day on which the Disposal Proceeds or Debt Raising Proceeds are notified to the Agent as having been received by a member of the Group, which notification will be given promptly following determination by the Company of whether the relevant Net Proceeds constitute Disposal Proceeds or Debt Raising Proceeds or, if Loans are outstanding which are required to be prepaid in accordance with this Clause 8.3, on the same day on which those Loans must be prepaid in accordance with paragraph (c) above;

(ii)

arising from the receipt of any Target Acquisition Disposal Proceeds, will take effect on the day after the Settlement Date or, if Loans are outstanding which are required to be prepaid using Target Acquisition Disposal Proceeds in accordance with this Clause 8.3, on the same day on which those Loans must be prepaid in accordance with paragraph (c) above.

(e)	The Agent shall notify the Lenders as soon as possible of any mandatory prepayment of any Loans or cancellation of Commitments to be made under the terms of this Agreement.

8.4	General

(a)

The Company and each other Obligor shall use all reasonable endeavours and take reasonable steps to ensure that any transaction giving rise to a prepayment or cancellation obligation is structured in such a way that (i) it will not be unlawful for any member of the Group to move the relevant proceeds between members of the Group to enable a mandatory prepayment to be lawfully made, and the proceeds to be lawfully applied as provided under Clause 8.3 (Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds) or to be applied for the same purposes as any Loans drawn under this Agreement and (ii) the costs and expenses referred to in sub-paragraph (b)(iii) below are minimised.

(b)	If, however, after the Company and each such Obligor has used all reasonable endeavours and taken such reasonable steps, it will still:

(i)

be unlawful (including, without limitation, by reason of financial assistance, corporate benefit restrictions on upstreaming cash intra-Group and the fiduciary and statutory duties of the directors of any member of the Group) for such a prepayment to be made and/or the proceeds to be so applied, in each case under Clause 8.3 (Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds) or for proceeds which would otherwise give rise to an obligation to cancel Commitments to be applied for the same purpose as the Commitments which would be cancelled;

(ii)

be unlawful (including, without limitation, by reason of financial assistance, corporate benefit restrictions on upstreaming cash intra-group and the fiduciary and statutory duties of the directors of any member of the Group) to make funds available to a member of the Group that could make such a prepayment or for proceeds which would otherwise give rise to an obligation to cancel Commitments to be made available to a member of the Group which would otherwise be able to utilise the Commitments which would be cancelled; or

(iii)

result in any member of the Group making funds available to another member of the Group to enable such a prepayment to be made or to replace amounts which would otherwise be funded using a Loan incurring cost or expense (including, without limitation, any tax liability) aggregating in excess of 5.0 per cent. of the relevant Net Proceeds, then such prepayment or cancellation (as applicable) under Clause 8.3 (Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds) shall not be required to be made and the relevant amount shall be available for application towards the working capital purposes of the Group (for the avoidance of doubt, it being understood that such amount is not required to be deposited in a blocked or secured account). If at any time the restriction or other circumstance preventing such prepayment or giving rise to such liability or preventing the use of such proceeds ceases to apply, the Company shall promptly notify the Agent, and any relevant proceeds will be applied in prepayment or cancellation (as applicable) in accordance with this Clause 8 at the end of the then current Interest Period (or, in respect of proceeds received by a member of the Target Group, the end of the first Interest Period ending after the Settlement Date) provided that such restriction or circumstance ceases to apply at least 15 Business Days prior to the end of such Interest Period, prepayment or cancellation otherwise being made at the end of the next following Interest Period.

9.	RESTRICTIONS

9.1	Notices of Cancellation or Prepayment

Any notice of cancellation or prepayment given by any Party under Clause 7 (Illegality, Voluntary Prepayment and Cancellation) shall be in writing and (subject to the terms thereof) be irrevocable and, unless a contrary indication appears in this Agreement, any such notice shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

9.2	Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

9.3	No reborrowing of Facilities

(a)	Subject to Clause 26.7 (Change of Borrower), no Borrower may reborrow any part of a Facility which is prepaid.

(b)

Any mandatory prepayment of a Facility which is made before the end of the Availability Period shall automatically cancel the Available Commitments for that Facility (if any) in an amount equal to the lower of (i) the then Available Commitments for that Facility and (ii) the amount of the relevant prepayment.

9.4	Prepayment in accordance with Agreement

No Borrower shall repay or prepay all or any part of the Utilisations or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

9.5	No reinstatement of Commitments

Subject to Clause 2.2 (Increase), no amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

9.6	Agent’s receipt of Notices

If the Agent receives a notice under Clause 7 (Illegality, Voluntary Prepayment and Cancellation), it shall promptly forward a copy of that notice or election to either the Company or the affected Lender, as appropriate.

10.	INTEREST

10.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	LIBOR or, in relation to any Loan in euro, EURIBOR.

10.2	Payment of interest

The Relevant Borrower shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six monthly intervals after the first day of the Interest Period).

10.3	Default interest

(a)

If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 10.3 shall be immediately payable by the Obligor on demand by the Agent.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be two per cent. higher than the rate which would have applied if the overdue amount had not become due.

(c)

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

10.4	Notification of rates of interest

(a)	The Agent shall promptly notify the Lenders and the Relevant Borrower of the determination of a rate of interest under this Agreement.

(b)	The Agent shall promptly notify the Relevant Borrower of each Funding Rate relating to a Loan.

11.	INTEREST PERIODS

11.1	Selection of Interest Periods and Terms

(a)

The Relevant Borrower (or the Company on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if the Loan has already been borrowed) in a Selection Notice.

(b)

Each Selection Notice for a Loan is irrevocable and must be delivered to the Agent by the relevant Borrower (or the Company on behalf of the Borrower) to which that Loan was made by no later than the Specified Time.

(c)	If a Borrower (or the Company) fails to deliver a Selection Notice to the Agent in accordance with paragraph (b) above, the relevant Interest Period will be one Month.

(d)

Subject to this Clause 11, a Borrower (or the Company) may select an Interest Period of one, two, three or six Months or any other period agreed between the Company and the Agent (acting on the instructions of all the Lenders).

(e)	Each Interest Period for any Disposals Bridge Facility Loan will be one Month.

(f)	An Interest Period for a Loan shall not extend beyond the Termination Date applicable to its Facility.

(g)	Each Interest Period for a Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

11.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

11.3	Consolidation and division of Loans

(a)	Subject to paragraph (b) below, if two or more Interest Periods:

(i)	relate to Loans made under the same Facility in the same currency;

(ii)	end on the same date; and

(iii)	relate to Loans made to the same Borrower,

those Loans will, unless that Borrower (or the Company on its behalf) specifies to the contrary in the Selection Notice for the next Interest Period, be consolidated into, and treated as, a single Loan on the last day of the Interest Period.

(b)

Subject to Clause 4.3 (Maximum number of Utilisations) and Clause 5.4 (Currency and amount) if the relevant Borrower (or the Company on its behalf) requests in a Selection Notice that a Loan be divided into two or more Loans, that Loan will, on the last day of its Interest Period, be so divided with Base Currency Amounts specified in that Selection Notice, having an aggregate Base Currency Amount equal to the Base Currency Amount of the Loan immediately before its division.

12.	CHANGES TO THE CALCULATION OF INTEREST

12.1	Unavailability of Screen Rate

(a)

Interpolated Screen Rate: If no Screen Rate is available for LIBOR or, if applicable, EURIBOR for the Interest Period of a Loan, the applicable LIBOR or EURIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of that Loan.

(b)	Shortened Interest Period: If no Screen Rate is available for LIBOR or, if applicable, EURIBOR, for:

(i)	the currency of a Loan; or

(ii)	the Interest Period of a Loan and it is not possible to calculate the Interpolated Screen Rate,

the Interest Period of that Loan shall (if it is longer than the applicable Fallback Interest Period) be shortened to the applicable Fallback Interest Period and the applicable LIBOR or EURIBOR for that shortened Interest Period shall be determined pursuant to the relevant definition.

(c)

Shortened Interest Period and Historic Screen Rate: If the Interest Period of a Loan is, after giving effect to paragraph (b) above, either the applicable Fallback Interest Period or shorter than the applicable Fallback Interest Period and, in either case, no Screen Rate is available for LIBOR or, if applicable EURIBOR, for:

(i)	the currency of that Loan; or

(ii)	the Interest Period of that Loan and it is not possible to calculate the Interpolated Screen Rate,

the applicable LIBOR or EURIBOR shall be the Historic Screen Rate for that Loan.

(d)

Shortened Interest Period and Interpolated Historic Screen Rate: If paragraph (c) above applies but no Historic Screen Rate is available for the Interest Period of the Loan, the applicable LIBOR or EURIBOR shall be the Interpolated Historic Screen Rate for a period equal in length to the Interest Period of that Loan.

(e)

Reference Bank Rate: If paragraph (d) above applies but it is not possible to calculate the Interpolated Historic Screen Rate, the Interest Period of that Loan shall, if it has been shortened pursuant to paragraph (b) above, revert to its previous length and the applicable LIBOR or EURIBOR shall be the Reference Bank Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan.

(f)

Cost of funds: If paragraph (e) above applies but no Reference Bank Rate is available for the relevant currency or Interest Period there shall be no LIBOR or EURIBOR for that Loan and Clause 12.4 (Cost of funds) shall apply to that Loan for that Interest Period.

12.2	Calculation of Reference Bank Rate

(a)

Subject to paragraph (b) below, if LIBOR or EURIBOR is to be determined on the basis of a Reference Bank Rate but a Reference Bank does not supply a quotation by the Specified Time, the Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Reference Banks.

(b)	If at or about noon on the Quotation Day none or only one of the Reference Banks supplies a quotation, there shall be no Reference Bank Rate for the relevant Interest Period.

12.3	Market disruption

If before close of business in London on the Quotation Day for the relevant Interest Period the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 30 per cent. of that Loan) that the cost to it of funding its participation in that Loan from whatever source it may reasonably select for the relevant currency would be in excess of LIBOR or, if applicable, EURIBOR then Clause 12.4 (Cost of funds) shall apply to that Loan for the relevant Interest Period.

12.4	Cost of funds

(a)	If this Clause 12.4 applies, the rate of interest on the relevant Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)

the weighted average of the rates notified to the Agent by each Lender as soon as practicable and in any event within 3 Business Days of the first day of that Interest Period (or, if earlier, on the date falling 10 Business Days before the date on which interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)

If this Clause 12.4 applies and the Agent or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(c)	Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

(d)

If this Clause 12.4 applies but any Lender does not supply a quotation by the time specified in paragraph (a)(ii) above the rate of interest shall be calculated on the basis of the quotations of the remaining Lenders. For the avoidance of doubt (but without prejudice to the rest of this Clause 12.4), no Lender will be under an obligation to supply a quotation.

(e)	The rate of interest payable on any relevant Loan pursuant to paragraph (a) above shall be allocated by the Agent between the Lenders as follows:

(i)

in respect of the share in that Loan of any Lender which has supplied a rate to the Agent under paragraph (a)(ii) above, in an amount equal to the Margin plus the rate notified to the Agent by that Lender; and

(ii)

in respect of the share in that Loan of any Lender which has not supplied a rate to the Agent under paragraph (a)(ii) above, in an amount equal to the Margin plus the weighted average of the rates notified to the Agent by the Lenders which have supplied a rate in respect of that Loan.

12.5	Break Costs

(a)

The Relevant Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

13.	FEES

13.1	Commitment fee

(a)

Subject to paragraph (b) below, the Company shall pay to the Agent (for the account of each Lender) a fee in the Base Currency in respect of each Lender’s Available Commitment under each Facility payable quarterly in arrear during the period from the date of this Agreement to the end of the Availability Period, on the first Utilisation Date, on the last day of the Availability Period and on the cancelled amount of any Facility at the time a full cancellation of the Commitments of that Lender is effective, at a percentage rate per annum equal to:

(i)

for the period from the date of this Agreement to and including the date falling three Months after the date of this Agreement (or, if earlier, the last day of the Availability Period), 10 per cent. of the Margin applicable to the relevant Facility during that period;

(ii)

for the period from and excluding the date falling three Months after the date of this Agreement to and including the date falling six Months after the date of this Agreement (or, if earlier, the last day of the Availability Period), 20 per cent. of the Margin applicable to the relevant Facility during that period;

(iii)

for the period from and excluding the date falling six Months after the date of this Agreement to and including the date falling twelve Months after the date of this Agreement (or, if earlier, the last day of the Availability Period), 30 per cent. of the Margin applicable to the relevant Facility during that period; and

(iv)

for the period from and excluding the date falling twelve Months after the date of this Agreement to (and including) the last day of the Availability Period, 35 per cent. of the Margin applicable to the relevant Facility during that period.

(b)

During the Belgian Certain Funds Period the commitment fee payable in respect of each Lender’s Available Commitment shall be the same as the Margin which would have applied had such Commitments been utilised as Loans during that period (assuming that all of the then Available Commitments had been utilised in accordance with Clause 5.3 (Order of utilisation) on the Belgian Certain Funds Period Commencement Date).

13.2	Availability Termination Date extension fee

If the Cancellation Date is extended pursuant to Clause 5.7 (Availability Extension Option), the Company shall within five Business Days of the original Cancellation Date pay to the Agent (for the account of each Lender) a fee of 0.10 per cent. in respect of each Lender’s Commitment under each Facility as at the original Cancellation Date.

13.3	Cash/DCM Bridge Facility B/Term Facility A Termination Date extension fee

If either or both of the Cash/DCM Bridge Facility B Termination Date or the Term Facility A Termination Date are extended pursuant to Clause 5.8 (Cash/DCM Bridge Facility B and Term Facility A Termination Date Extension), the Company shall within five Business Days of the date on which the relevant extension takes effect pay to the Agent (for the account of each Lender pro rata to its participation in the outstanding Loans under the relevant Facility) a fee of 0.20 per cent. in the Base Currency in respect of the aggregate outstanding Loans under the relevant Facility as at the Original Cash/DCM Bridge Facility B Termination Date or the Original Term Facility A Termination Date (as applicable).

13.4	Arrangement fees

The Company shall pay to the Lenders fees in the amounts and at the times agreed in a Fee Letter.

13.5	Agency fee

The Company shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

14.	TAX GROSS-UP AND INDEMNITIES

14.1	Definitions

(a)	In this Agreement:

“Belgian Qualifying Lender” means a Lender which is beneficially entitled to receive any interest payment made in respect of a Loan by a Belgian Obligor without a Tax Deduction due to being:

(i)	a company resident in Belgium for tax purposes or acting through a Facility Office established in Belgium to which the relevant Loan under a Finance Document is effectively connected

(ii)

a credit institution within the meaning of article 105, 1°, a) of the Royal Decree implementing the Belgian Income Tax Code, which is a company resident for tax purposes in Belgium or which is acting through a Facility Office established in Belgium;

(iii)

a credit institution within the meaning of article 107, §2, 5, a), second dash of the Royal Decree implementing the Belgian Income Tax Code which is acting through its head office and which is resident for tax purposes in a member state of the European Economic Area or in a country with which Belgium has entered into a double taxation agreement that is in force (irrespective of whether such agreement provides an exemption from tax imposed by Belgium);

(iv)

a credit institution within the meaning of article 107, §2, 5, a), second dash of the Royal Decree implementing the Belgian Income Tax Code, that is acting through a Facility Office which is located in a member state of the European Economic Area or in a country with which Belgium has entered into a double taxation agreement that is in force (irrespective of whether or not the double taxation agreement makes provision for exemption from tax imposed by Belgium); or

(v)	a Treaty Lender.

“Protected Party” means a Finance Party which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Qualifying Lender” means a Lender beneficially entitled to interest payable to that Lender in respect of a Loan made under the Finance Documents and which is:

(i)	in respect of a Belgian Obligor, a Belgian Qualifying Lender;

(ii)	in respect of a Borrower tax resident in U.S., a US Qualifying Lender; or

(iii)	a Treaty Lender.

“Tax Credit” means a credit against, relief or remission for, or repayment of, any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 14.2 (Tax gross-up) or a payment under Clause 14.3 (Tax indemnity).

“Treaty Lender” means in respect of a jurisdiction, a Lender entitled under the provisions of a double taxation treaty to receive payments of interest from an Obligor that is tax resident in such jurisdiction or that has a permanent establishment in such jurisdiction to which the advances under the Finance Documents are effectively connected without a Tax Deduction (subject to the completion of any necessary procedural formalities).

“US Qualifying Lender” means a Lender which is:

(i)

a “United States person” within the meaning of Section 7701(a)(30) of the Code, provided such Lender timely has delivered to the Agent for transmission to the Obligor making such payment two original copies of IRS Form W-9 (or any successor form) either directly or under cover of IRS Form W-8IMY (or any successor form) certifying its status as a “United States person”; or

(ii)

a Treaty Lender with respect to the United States of America, provided such Lender timely has delivered to the Agent for transmission to the Obligor making such payment two original copies of IRS Form W-8BEN (or any successor form) or IRS Form W-8BEN-E (or any successor form) either directly or under cover of IRS Form W-8IMY (or any successor form) certifying its entitlement to receive such payments without any such deduction or withholding under the applicable double taxation treaty; or

(iii)

entitled to receive payments under the Finance Documents without deduction or withholding of any United States federal income Taxes either as a result of such payments being effectively connected with the conduct by such Lender of a trade or business within the United States or under the portfolio interest exemption, provided such Lender timely has delivered to the Agent for transmission to the Obligor making such payment two original copies of either (A) IRS Form W-8ECI (or any successor form) either directly or under cover of IRS Form W-8IMY (or any successor form) certifying that the payments made pursuant to the Finance Documents are effectively connected with the conduct by that Lender of a trade or business within the United States or (B) IRS Form W-8BEN (or any successor form) or IRS Form W-8BEN-E (or any successor form)either directly or under cover of IRS Form W-8IMY (or any successor form) claiming exemption from withholding in respect of payments made pursuant to the Finance Documents under the portfolio interest exemption and a statement certifying that such Lender is not a person described in Section 871(h)(3)(B) or Section 881(c)(3) of the Code or (C) such other applicable form prescribed by the IRS certifying as to such Lender’s entitlement to exemption from United States withholding tax with respect to all payments to be made to such Lender under the Finance Documents.

For purposes of paragraphs (i), (ii) and (iii) above, in the case of a Lender that is not treated as the beneficial owner of the payment (or a portion thereof) under Chapter 3 and related provisions (including Sections 871, 881, 3406, 6041, 6045 and 6049) of the Code, the term “Lender” shall mean the person who is so treated as the beneficial owner of the payment (or portion thereof).

(b)	Unless a contrary indication appears, in this Clause 14 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

14.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)

The Company or the Relevant Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Company and that Obligor.

(c)

If a Tax Deduction is required by law to be made by an Obligor or the Agent, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)

A Borrower is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of tax imposed by Belgium, Luxembourg or the United States from a payment of interest on a Loan, if on the date on which the payment falls due:

(i)

the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority;

(ii)

the relevant Lender is a Qualifying Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below; or

(iii)	such Tax Deduction is required in respect of the Luxembourg law of 23 December 2005.

(e)

If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f)

Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g)

A Qualifying Lender and each Obligor which makes a payment to which that Qualifying Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation or to be allowed under the applicable law to make that payment without a Tax Deduction to make that payment without a Tax Deduction.

14.3	Tax indemnity

(a)

The Company shall (within ten Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document or the transactions occurring under such Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)

under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 14.2 (Tax gross-up);

(B)

would have been compensated for by an increased payment under Clause 14.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 14.2 (Tax gross-up) applied; or

(C)	relates to a FATCA Deduction required to be made by a Party.

(c)

A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 14.3, notify the Agent.

14.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part or to that Tax Payment; and

(b)	that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

14.5	Stamp taxes

The Company or the Relevant Borrower shall pay and, within ten Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration, excise and other similar Taxes payable in respect of any Finance Document except for any such Tax payable in connection with the entry into a Transfer Certificate and, with respect to Luxembourg registration duties (droits d’enregistrement), any Luxembourg tax payable due to a voluntary registration of a Finance Document when such voluntary registration is not required to maintain, enforce, establish or preserve the rights of any Finance Party.

14.6	Value added tax

(a)

All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party), or where applicable, directly account for such VAT at the appropriate rate under the reverse charge procedure provided for by the European Directive 2006/112/EC as amended and any relevant tax provisions of the jurisdiction in which such Party receives such supply (in which case no amount equal to the amount of VAT will be due to the Finance Party).

(b)

If VAT is chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay (as the case may be) to the Recipient or to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which it reasonably determines relates to the VAT chargeable on that supply.

(c)

Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any group of which is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

14.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)

supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)

supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)

If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)

Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)

If a Borrower is a U.S. Tax Obligor or the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of:

(i)	where the Original Borrower is a U.S. Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;

(ii)

where a Borrower is a U.S Tax Obligor on a Transfer Date or date on which an increase in Commitments take effect pursuant to Clause 2.2 (Increase) and the relevant Lender is a New Lender or an Increase Lender, the relevant Transfer Date or date on which an increase in Commitments take effect pursuant to Clause 2.2 (Increase);

(iii)	the date a new U.S. Tax Obligor accedes as a Borrower; or

(iv)	where a Borrower is not a U.S. Tax Obligor, the date of a request from the Agent,

supply to the Agent:

(A)	a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(B)	any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f)	The Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) above to the relevant Borrower.

(g)

If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the relevant Borrower.

(h)

The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) or (g) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraph (e), (f) or (g) above.

14.8	FATCA Deduction

(a)

Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Company and the Agent and the Agent shall notify the other Finance Parties.

15.	INCREASED COSTS

15.1	Increased costs

(a)

Subject to Clause 15.3 (Exceptions) the Company or the Relevant Borrower shall, within ten Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement “Increased Costs” means:

(i)	a reduction in the rate of return from a Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

15.2	Increased cost claims

(a)

A Finance Party intending to make a claim pursuant to Clause 15.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

15.3	Exceptions

(a)	Clause 15.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	attributable to a FATCA Deduction required to be made by a Party;

(iii)

compensated for by Clause 14.3 (Tax indemnity) (or would have been compensated for under Clause 14.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 14.3 (Tax indemnity) applied);

(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation; or

(v)

attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

(b)	In this Clause 15.3 reference to a “Tax Deduction” has the same meaning given to the term in Clause 14.1 (Definitions).

16.	OTHER INDEMNITIES

16.1	Currency indemnity

(a)

If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within ten Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

16.2	Other indemnities

The Company or the Relevant Borrower shall (or shall procure that an Obligor will), within ten Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(a)	the occurrence of any Event of Default;

(b)

a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing among the Finance Parties);

(c)

funding, or making arrangements to fund, its participation in a Utilisation requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(d)	a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Company.

16.3	Acquisition indemnity

(a)

The Company shall within a reasonable period following demand indemnify each Finance Party (and each of its Affiliates, and each of its (or its Affiliates’) directors, officers, employees and agents) (each an “Indemnified Person”) against any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(i)	the actual or contemplated use of the proceeds of the Facilities;

(ii)	the Transaction; and/or

(iii)	any Finance Document.

(b)

The Company will not be liable under paragraph (a) above for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person if that cost, expense, loss or liability results directly or indirectly from any breach by that Indemnified Person of any Finance Document or which results directly or indirectly from the negligence, breach of contract or wilful misconduct of that Indemnified Person.

(c)

If any event occurs in respect of which indemnification may be sought from the Company, the relevant Indemnified Person shall only be indemnified if it notifies the Company in writing within a reasonable time after the relevant Indemnified Person becomes aware of such event, consults with the Company fully and promptly with respect to the conduct of the relevant claim, action or proceeding, conducts such claim action or proceeding properly and diligently (to the extent permitted by law and without being under any obligation to disclose any information which it is not lawfully permitted to disclose) and, in relation to any monetary or other claim in respect of which the Company will have an obligation to indemnify the relevant Indemnified Person, does not settle any such claim, action or proceeding without the Company’s prior written consent (such consent not to be unreasonably withheld or delayed (and deemed to be granted if not withheld in writing within five Business Days of demand)).

(d)	No Finance Party shall have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraphs (a) to (c) above.

(e)

The Company agrees that no Indemnified Person shall have any liabilities (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its Affiliates for or in connection with anything referred to in paragraphs (a) to (c) above except for any cost, expense, loss or liability incurred by the Company that results directly or indirectly from any breach by that Indemnified Person of any Finance Document or which results directly or indirectly from the negligence, breach of contract or wilful misconduct of that Indemnified Person.

(f)

Any Indemnified Person that is not a Party to this Agreement may rely on this Clause 16.3 subject to Clause 1.6 (Third party rights) and the provisions of the Contracts (Rights of Third Parties) Act 1999 and Clauses 40 (Governing law) and 41 (Enforcement).

16.4	Indemnity to the Agent

The Company or the Relevant Borrower shall within ten Business Days of demand indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a)	investigating any event which it reasonably believes is a Default;

(b)	entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 30.10 (Change of currency); or

(c)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

17.	MITIGATION BY THE LENDERS

17.1	Mitigation

(a)

Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 14 (Tax Gross-up and Indemnities) or Clause 15 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

17.2	Limitation of liability

(a)	The Company shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 17.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 17.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

18.	COSTS AND EXPENSES

18.1	Transaction expenses

The Company or the Relevant Borrower shall within ten Business Days of demand pay the Agent and the Arrangers the amount of all costs and expenses (including legal fees subject to any agreement on legal fees) reasonably incurred by any of them in connection with the arrangement, negotiation, preparation, printing and execution of:

(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the date of this Agreement.

18.2	Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.10 (Change of currency), the Company shall, within ten Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

18.3	Enforcement and preservation costs

The Company or the Relevant Borrower shall, within ten Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of or the preservation of any rights under any Finance Document.

19.	GUARANTEE AND INDEMNITY

19.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each Borrower of all that Borrower’s obligations under the Finance Documents;

(b)

undertakes with each Finance Party that whenever a Borrower does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)

indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

19.2	Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

19.3	Reinstatement

If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

19.4	Waiver of defences

The obligations of each Guarantor under this Clause 19 will not be affected by an act, omission, matter or thing which, but for this Clause 19, would reduce, release or prejudice any of its obligations under this Clause 19 (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)

any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

19.5	Guarantor Intent

Without prejudice to the generality of Clause 19.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

19.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 19. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

19.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)

refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 19.

19.8	Deferral of Guarantors’ rights

Without prejudice to the obligations of the Company under the Parent Contribution Agreement, until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents (other than pursuant to the Parent Contribution Agreement):

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents; and/or

(c)

to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

If a Guarantor receives any benefit, payment or distribution in relation to such rights (other than pursuant to the Parent Contribution Agreement) it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Agent or as the Agent may direct for application in accordance with Clause 30 (Payment Mechanics) of this Agreement.

19.9	Release of Guarantors’ right of contribution

If any Guarantor (a “Retiring Guarantor”) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a)

that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)

each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

19.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

19.11	Guarantee limitations

(a)

Notwithstanding any other provisions of this Agreement, the maximum aggregate liability of Brandbrew and Brandbev respectively pursuant to this Clause 19 and as a guarantor under the Other Guaranteed Facilities shall not exceed an amount equal to the aggregate of (without double counting):

(i)	the aggregate amount of all moneys received by Brandbrew and Brandbev respectively and their respective Subsidiaries as a borrower or issuer under this Agreement and the Other Guaranteed Facilities;

(ii)

the aggregate amount of all outstanding intercompany loans made to Brandbrew and Brandbev respectively and their respective Subsidiaries by other members of the Group which have been directly or indirectly funded using the proceeds of borrowings under this Agreement or the Other Guaranteed Facilities; and

(iii)	an amount equal to 100% of the greater of:

(A)

the sum of Brandbrew and Brandbev’s respective own capital (capitaux propres) and subordinated debt (dettes subordonnées) (other than any subordinated debt already accounted for under sub-paragraph (ii) above) (both as referred to in article 34 of the Luxembourg law dated 19 December 2002 on the trade and companies register and the accounting and annual accounts of undertakings, as amended (the “Luxembourg Law of 2002”)) as reflected in the most recent annual accounts approved by the competent organ of Brandbrew and Brandbev respectively (as audited by its réviseur d’entreprises (external auditor), if required by law); and

(B)

the sum of Brandbrew and Brandbev’s respective own capital (capitaux propres) and subordinated debt (dettes subordonnées) (other than any subordinated debt already accounted for under sub-paragraph (ii) above) (both as referred to in article 34 of the Luxembourg Law of 2002) as reflected in its filed annual accounts available as at the date of this Agreement.

(b)

For the avoidance of doubt, the limitation referred to in paragraph (a) above shall not apply to the guarantee by Brandbrew or Brandbev of any obligations owed by their respective Subsidiaries under the Finance Document or under any Other Guaranteed Facilities.

(c)

In addition to the limitation referred to in paragraph (a) above, any obligations and liabilities of Brandbrew and Brandbev under this Agreement or under any Other Guaranteed Facilities shall not include any obligation which, if incurred, would constitute a breach of the provisions on financial assistance as defined by article 49-6 of the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended, to the extent such or an equivalent provision is applicable to Brandbrew or Brandbev respectively.

(d)

Each of Brandbrew and Brandbev hereby expressly accepts and confirms, for the purposes of article 1281 of the Luxembourg civil code, that notwithstanding any assignment, transfer and/or novation permitted under, and made in accordance with the provisions of this Agreement, the guarantee given under this Agreement shall be preserved for the benefit of any new Lender and Brandbrew and Brandbev hereby accept and confirm the aforementioned.

(e)

Notwithstanding any term or provision of this Clause 19 or any other term in this Agreement or any Finance Document, each Finance Party agrees that each U.S. Guarantor’s liability under this Clause 19, without the requirement of amendment or any other formality, be limited to a maximum aggregate amount equal to the largest amount that would not render its liability hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Bankruptcy Code or any applicable provision of comparable state law.

(f)

Solely with respect to the Company, this guarantee does not apply to obligations of any member of the Target Group which becomes a Borrower under this Agreement, to the extent that such obligations relate to any Loan made available to such member of the Target Group for the purpose of the refinancing (in any way whatsoever) of any Loan made available for an Acquisition Purpose.

19.12	Additional Guarantor limitations

The obligations of any Additional Guarantor under this Clause 19 are subject to any limitations set out in the Accession Letter pursuant to which that Additional Guarantor becomes a party to this Agreement.

20.	REPRESENTATIONS

20.1	General

Save for the representations and warranties in Clauses 20.16 (Sanctions) and 20.17 (Anti-corruption), which are made only by the Company on the date of this Agreement, each Obligor makes the representations and warranties set out in this Clause 20 to each Finance Party on the date of this Agreement, save for the representation given in Clause 20.10 (Financial statements) with respect to the Original Financial Statements which shall be made on the date they are delivered.

20.2	Status

(a)

It is a corporation, partnership (whether or not having separate legal personality) or other corporate body duly incorporated or organised and validly existing under the law of its jurisdiction of incorporation or organisation.

(b)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted in all material respects.

20.3	Binding obligations

Subject to the Legal Reservations, the obligations expressed to be assumed by it in each Finance Document, to which it is a party are legal, valid, binding and enforceable obligations.

20.4	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	the constitutional documents of any Obligor or Material Subsidiary; or

(c)	any agreement or instrument binding upon it or any of its Subsidiaries or any of its or its Subsidiaries’ assets to an extent which would reasonably be expected to have a Material Adverse Effect.

20.5	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

20.6	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(b)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

20.7	Governing law and enforcement

(a)	Subject to the Legal Reservations, the choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation or organisation.

(b)	Subject to the Legal Reservations, any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation or organisation.

20.8	No default

(a)

Save as otherwise notified to the Agent, on the date of this Agreement no Default, and thereafter no Event of Default, is continuing or would reasonably be expected to result from the making of any Utilisation.

(b)

No other event or circumstance is outstanding which constitutes a default under (i) any other agreement or instrument which is binding on it or any of its Subsidiaries or (ii) to which its (or any of its Subsidiaries’) assets are subject which, in either case, would reasonably be expected to have a Material Adverse Effect.

20.9	No misleading information

(a)

Any written factual information (which for this purpose excludes any projections or forward looking statements) regarding the Company or its Subsidiaries (as at the date of this Agreement) provided to the Arrangers by or on behalf of the Company or any other member of the Group in connection with the Facilities (the “Information”) is true and accurate in all material respects as at the date it is provided or as at the date (if any) at which it is stated and when taken as a whole.

(b)	Nothing has occurred or been omitted and no information has been given or withheld that results in the Information, taken as a whole, being untrue or misleading in any material respect.

(c)

Any projections contained in the Information have been prepared in good faith on the basis of recent historical information and on the basis of assumptions believed by the preparer to be reasonable as at the time such assumptions were made, it being understood that projections are as to future events and are not to be viewed as facts.

20.10	Financial statements

(a)

The Company’s Original Financial Statements or its most recent Financial Statements delivered pursuant to Clause 21.1 (Financial statements), as applicable, were prepared in accordance with the Accounting Principles consistently applied.

(b)

The Company’s Original Financial Statements or its most recent Financial Statements delivered pursuant to Clause 21.1 (Financial statements), as applicable, fairly represent its consolidated financial condition and operations during the relevant financial year.

20.11	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally in any relevant jurisdiction.

20.12	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which would reasonably be expected to have a Material Adverse Effect, have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

20.13	ERISA and Multiemployer Plans

(a)

With respect to any Plan, no ERISA Event has occurred or, subject to the passage of time, is reasonably expected to occur that has resulted in or would reasonably be expected to have a Material Adverse Effect.

(b)

To the best of the knowledge and belief of the relevant Obligors, (i) Schedule B (Actuarial Information) to the most recent annual report (Form 5500 Series) filed with the IRS by any Obligor or ERISA Affiliate with respect to any Plan and furnished to the Agent is not incomplete or inaccurate in any respects which would reasonably be expected to have a Material Adverse Effect and does not unfairly present the funding status of such Plan to the extent which would reasonably be expected to have a Material Adverse Effect, and (ii) since the date of such Schedule B, there has been no change in such funding status which would reasonably be expected to have a Material Adverse Effect.

(c)

Neither any U.S. Obligor nor any ERISA Affiliate has incurred or, so far as the relevant Obligors are aware, is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan which has or would reasonably be expected to have a Material Adverse Effect.

(d)

Neither any Obligor nor any ERISA Affiliate has been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganisation or has been terminated, within the meaning of Title IV of ERISA, and, so far as the relevant Obligors are aware, no such Multiemployer Plan is reasonably expected to be in reorganisation or to be terminated, within the meaning of Title IV of ERISA, in each case and to the extent that such reorganisation or termination would reasonably be expected to have a Material Adverse Effect.

(e)

The Obligors and their ERISA Affiliates are in compliance in all respects with the presently applicable provisions of ERISA and the Code with respect to each Plan and Multiemployer Plan, except for failures to so comply which would not reasonably be expected to have a Material Adverse Effect. No condition exists or event or transaction has occurred with respect to any Plan or Multiemployer Plan which would reasonably be expected to result in the incurrence by any Obligor or any ERISA Affiliate of any liability, fine or penalty which would reasonably be expected to have a Material Adverse Effect.

(f)

No assets of an Obligor constitute the assets of any Plan within the meaning of the U.S. Department of Labor Regulation § 2510.3-101 to an extent which would reasonably be expected to have a Material Adverse Effect.

20.14	Investment Companies

Neither the Company nor any Borrower is registered, or is required to be registered, as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

20.15	Federal Regulations

The use of the proceeds of each Utilisation in accordance with the terms of this Agreement does not violate Regulation T, U or X promulgated by the Board of Governors of the Federal Reserve System of the United States.

20.16	Sanctions

(a)	Neither it nor any Obligor is (i) currently a designated target of any Sanctions or (ii) organised or resident in a Sanctioned Country.

(b)

In relation to a Sanctioned Country in which it (or an Obligor) is operating or conducting any business, it (or the relevant Obligor) is conducting such business in compliance with the Sanctions applicable to that Sanctioned Country in all material respects.

(c)	It has instituted and maintains policies and procedures designed to promote compliance by the Group with Sanctions applicable to the Group and the Group’s business.

(d)

In relation to each Finance Party which notifies the Agent in writing that it is a “Restricted Finance Party” for the purposes of this Clause 20.16, the representations made in this Clause 20.16 shall only apply for the benefit of that Restricted Finance Party to the extent that the sanctions provisions would not result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation or conflict with Section 7 Foreign Trade And Payments Rules (AWV) (Außenwirtschaftsverordnung) (in connection with Section 4 paragraph 1 no. 3 German Foreign Trade and Payments Act (AWG) (Außenwirtschaftsgesetz) or a similar anti-boycott statute). In connection with any amendment, waiver, determination or direction relating to any part of this Clause 20.16 of which a Restricted Finance Party does not have the benefit, the commitments of that Restricted Finance Party (to the extent that it is a Lender) will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.

20.17	Anti-corruption

It is the policy of the Company to conduct its business in compliance with all applicable anti-money laundering and Anti-Corruption Laws in all material respects and it has instituted and maintains policies and procedures designed to promote and achieve compliance with such laws across the Group.

20.18	Acquisition Documents

The Acquisition Documents contain all of the material terms relating to the Acquisition (as a whole) as at the date on which they are published.

20.19	Times when representations made

(a)

All the representations and warranties in this Clause 20 are made by the Company or, as applicable, each Obligor, on the date of this Agreement save for the representation given in Clause 20.10 (Financial statements) with respect to the Original Financial Statements and the Company’s most recent Financial Statements delivered pursuant to Clause 21.1 (Financial statements), (as applicable) which shall in each case be made on the date they are delivered.

(b)	The representations and warranties in Clauses 20.16 (Sanctions) and 20.17 (Anti-corruption) are made by the Company only and only on the date of this Agreement.

(c)	The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period.

(d)	The Repeating Representations are deemed to be made by each Additional Obligor on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor.

(e)

Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

21.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1	Financial statements

The Company shall supply to the Agent in sufficient copies for all the Lenders:

(a)	as soon as the same become available, but in any event within 120 days after the end of each of its financial years, its audited consolidated financial statements for that financial year;

(b)

if requested by the Agent on behalf of a Finance Party in respect of a financial year of each Obligor, as soon as the same become available, but in any event not later than 270 days after the end of that financial year, the audited annual financial statements of that Obligor, provided it prepares audited annual financial statements; and

(c)

as soon as the same become available, but in any event not later than 30 September in each financial year, its unaudited consolidated financial statements for the six Month period ending 30 June in that financial year.

21.2	Requirements as to financial statements

(a)

Each set of financial statements delivered by the Company pursuant to Clause 21.1 (Financial statements) shall be certified by a director or the chief financial officer or two authorised signatories of the relevant company as fairly representing its financial condition as at the date as at which those financial statements were drawn up (unless, in the case of financial statements delivered by the Company pursuant to paragraph (b) of Clause 21.1 (Financial statements), expressly disclosed to the Agent in writing to the contrary).

(b)

The Company shall procure that each set of financial statements delivered pursuant to paragraphs (a) and (c) of Clause 21.1 (Financial statements) is prepared using the Accounting Principles, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for the Company unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in the Accounting Principles, the accounting practices or reference periods and its auditors deliver to the Agent a description of any change necessary for those financial statements to reflect the Accounting Principles, accounting practices and reference periods upon which the Company’s Original Financial Statements were prepared. Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

21.3	Information: miscellaneous

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)	all documents dispatched by the Company to its ordinary shareholders generally or its creditors generally at the same time as they are dispatched;

(b)

promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(c)

promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request subject to any limits arising from confidentiality obligations owed by the Company or its Subsidiaries and excluding competition filings;

(d)

copies of each Scheme Document, Offer Document or Merger Document promptly after it is made publicly availably and such other information about the Acquisition (or its conduct or status) as the Agent may reasonably request subject to reasonable confidentiality limitations and excluding competition filings;

(e)	if requested by the Agent, the most recently available annual accounts of any Obligor which prepares annual accounts and Newco;

(f)	with each set of audited consolidated financial statements of the Company, an updated list of Material Subsidiaries; and

(g)	promptly and in any event within ten Business Days of any such downgrade, details of any downgrade to the Credit Rating of the Company as assessed by S&P or Moody’s.

21.4	Notification of default

(a)

Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)

Promptly upon a reasonable request by the Agent, the Company shall supply to the Agent a certificate signed by an authorised signatory of the Company on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

21.5	Use of websites

(a)

The Company may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website designated by the Company and the Agent (the “Designated Website”) if:

(i)	the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both the Company and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the Company and the Agent.

If any Lender (a Paper Form Lender) does not agree to the delivery of information electronically then the Agent shall notify the Company accordingly and the Company shall supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Company shall supply the Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Agent.

(c)	The Company shall promptly upon becoming aware of its occurrence notify the Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)	the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Company notifies the Agent under paragraph (c)(i) or (c)(v) above, all information to be provided by the Company under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)

Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Company shall comply with any such request within ten Business Days.

21.6	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor after the date of this Agreement (including for the avoidance of doubt arising from any merger); or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)

Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)

The Company shall, by not less than ten Business Days’ prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 26 (Changes to the Obligors).

(d)

Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

(e)

Without prejudice to the obligations in paragraph (a) above, the Company shall on or prior to the first Utilisation Date provide to the Agent the pro forma documentation in respect of Newco (assuming that the Merger has occurred) specified in Schedule 12 (Newco KYC Documents).

22.	GENERAL UNDERTAKINGS

The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force. Any undertaking to procure compliance by another member of the Group shall, in relation to Madrid (to the extent it is a Subsidiary of the Company), be limited to an obligation to exercise such voting rights as an Obligor may have with a view to ensure compliance.

22.1	Authorisations

Each Obligor shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	(at the prior written request of the Agent) supply certified copies to the Agent of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation to:

(i)	enable it to perform its obligations under the Finance Documents; and

(ii)	ensure the legality, validity, enforceability or admissibility in evidence its jurisdiction of incorporation of any Finance Document.

22.2	Compliance with laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would reasonably be expected to have a Material Adverse Effect.

22.3	Environmental compliance

Each Obligor will (and will ensure that each of its Subsidiaries will):

(a)	comply with all Environmental Laws; and

(b)	obtain, maintain and ensure compliance with all requisite Environmental Permits,

in each case where failure to do so would have a Material Adverse Effect.

22.4	Taxation

Each Obligor will (and will ensure that each of its Subsidiaries will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed (including any grace periods) if failure to pay those Taxes would reasonably be expected to have a Material Adverse Effect.

22.5	Merger

No Obligor shall (and the Company shall procure that no Material Subsidiary will) enter into any amalgamation, demerger, merger or corporate reconstruction other than:

(a)	the Merger;

(b)

any amalgamation, demerger, merger or corporate reconstruction involving any Obligor or Material Subsidiary (other than the Company) and any other member of the Group (other than where it involves a Guarantor and a member of the Anheuser-Busch Group and that Guarantor would not be the surviving entity); or

(c)

any other amalgamation, demerger, merger or corporate reconstruction involving any Obligor or Material Subsidiary (other than the Company) so long as the relevant Obligor or Material Subsidiary is the surviving entity, provided that in the case of paragraphs (b) and (c) above, (i) such amalgamation, demerger, merger or corporate reconstruction shall not affect the validity, legality or enforceability of the Finance Documents and (ii) the Obligors and, if relevant, any other company involved in such amalgamation, demerger, merger or corporate reconstruction shall execute such documents as may be necessary in order to preserve and protect the validity, legality or enforceability of the Finance Documents (and, for the avoidance of doubt, any contribution in kind transaction or similar transaction pursuant to which the Company, any other Obligor or any Material Subsidiary would acquire assets or shares in exchange for new shares to be issued by the Company or the Obligor or any Material Subsidiary respectively is not to be considered as an amalgamation, demerger, merger or corporate reconstruction for the purpose of this Clause 22.5 unless the issue of shares by the Obligor or any Material Subsidiary would result in it becoming a Subsidiary of an Excluded Subsidiary).

22.6	Change of business

The Company shall procure that neither the Company nor the Group taken as a whole carries on any business which results in any material change to the nature of the core business of the Group from the Core Business and provided that, for the avoidance of doubt, each of the Parties agrees that none of the Scheme, the Offer or the Merger shall amount to a change of business for the purpose of this Clause.

22.7	Acquisitions

Other than the Acquisition, no Obligor shall (and the Company shall ensure that no other member of the Group will):

(a)	acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them); or

(b)	incorporate a company,

which in either case:

(i)

results in the Credit Rating of the Company being downgraded during the relevant Credit Rating Period applicable to such acquisition or incorporation to a rating of BB+ or lower by S&P or Ba1 or lower by Moody’s; or

(ii)

in the case of any individual acquisition made prior to the date on which the Disposals Bridge Facility, the Cash DCM/Bridge Facility A and the Cash/DCM Bridge Facility B have been cancelled and/or repaid in full, would require a member of the Group to pay consideration in an amount which exceeds US$7,500,000,000.

22.8	Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except those creditors whose claims are mandatorily preferred by law applying to companies generally.

22.9	Negative pledge

(a)	No Obligor shall (and the Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.

(b)	No Obligor shall (and the Company shall ensure that no other member of the Group will):

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)

enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to Permitted Security.

(d)

Notwithstanding paragraph (c) above, no Obligor shall (and the Company shall ensure that no other member of the Group will) at any time create or permit to subsist any Security over or undertake any of the actions set out in paragraph (b) above in respect of any of the shares in Barcelona owned by a member of the Group.

22.10	Disposal of shares in Barcelona

No Obligor shall (and the Company shall ensure that no other member of the Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any shares in Barcelona if, as a result, the Company would cease to own directly or indirectly more than 50% of the economic or voting interests in Barcelona or otherwise cease to Control Barcelona.

22.11	Arm’s length basis

No Obligor shall (and the Company shall ensure no member of the Group (other than Barcelona until such time as Barcelona becomes a wholly-owned Subsidiary of the Company) will) enter into:

(a)	any transaction with any Affiliate which is not a member of the Group; or

(b)	any written contract with any other person which is not a member of the Group,

except, in each case, on arm’s length terms.

22.12	Loans or credit to Excluded Subsidiaries

(a)

Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no member of the Group (other than any Excluded Subsidiary) will) be a creditor in respect of any Financial Indebtedness owing by, or give any guarantee or financial accommodation to, or for the benefit of, an Excluded Subsidiary (including without limitation in respect of any Financial Indebtedness of an Excluded Subsidiary).

(b)	Paragraph (a) above does not apply to Permitted Excluded Subsidiary Credit Support.

22.13	Subsidiary Financial Indebtedness

Each Obligor shall procure that Subsidiary Financial Indebtedness, when aggregated with (i) the aggregate amount secured by the Security referred to in paragraph (p) of the definition of Permitted Security (other than such Security securing Subsidiary Financial Indebtedness) and (ii) Financial Indebtedness of all Excluded Subsidiaries owed to or guaranteed by other members of the Group which are not Excluded Subsidiaries, shall at no time exceed US$6,000,000,000 (or its equivalent in any other currency).

22.14	Insurance

(a)

Each Obligor shall (and the Company shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

(b)	All insurances must be with reputable independent insurance companies or underwriters.

22.15	Intellectual Property

Each Obligor shall (and the Company shall procure that each member of the Group will):

(a)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant member of the Group;

(b)	use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;

(c)	make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(d)

not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and

(e)	not discontinue the use of the Intellectual Property,

where failure to do so, in the case of paragraphs (a), (b) and (c) above, or, in the case of paragraphs (d) and (e) above, such use, permission to use, omission or discontinuation, would reasonably be expected to have a Material Adverse Effect.

22.16	Credit Rating

(a)	Subject to paragraph (b) below, the Company will ensure that it maintains a Credit Rating with S&P and Moody’s.

(b)

If S&P or Moody’s ceases to carry on business as a rating agency or to supply a Credit Rating with respect to the Company, within 30 days after the date on which that event occurs, the Company shall appoint any other rating agency of international standing which is prepared to issue a Credit Rating with respect to the Company and which is acceptable to the Majority Lenders (acting reasonably) to issue a Credit Rating with respect to the Company. If any other rating agency is appointed under this paragraph (b), the Parties agree to amend this Agreement to make appropriate amendments to the definition of “Margin”.

22.17	Shareholders’ approval

(a)

The Company shall procure that a Shareholders’ Approval is obtained and provide to the Agent a copy of the relevant resolutions of the shareholders of the Company together with evidence that an extract of the resolutions has been filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Act no later than the date falling one month after the annual general meeting of shareholders in respect of the financial year ended 31 December 2015 (or, if earlier, one month after the first shareholders’ meeting of the Company which is convened after the date of this Agreement).

(b)

The Company shall procure that a Shareholders’ Approval is obtained and provide to the Agent a copy of the relevant resolutions of the shareholders of the Company together with evidence that an extract of the resolutions has been filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Act no later than the date falling one month after the first shareholders’ meeting of the Company which is convened after the Merger.

(c)

The Company shall provide to the Agent evidence that an extract of the resolutions of the shareholders of Cobrew NV/SA referred to in paragraph 3 of Part 1 (Conditions precedent to signing) of Schedule 2 (Conditions Precedent) has been filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Act no later than the date falling one month after the date of this Agreement.

22.18	Sanctions

(a)

No Obligor shall to its knowledge use the proceeds of any Utilisation or lend, contribute, or otherwise make available such proceeds to fund any activities or business of any person who is, at the time of such funding, a designated target of Sanctions or in a Sanctioned Country (other than, in relation to a Sanctioned Country, in respect of business operated or conducted in compliance with Sanctions applicable to that Sanctioned Country in all material respects), to the extent such action would reasonably be expected to result in any Finance Party becoming in breach of its legal obligations in respect of any Sanctions.

(b)

The Parties acknowledge that moneys are fungible and therefore agree that the co-mingling of the proceeds of a Loan with general funds within the Group will not of itself constitute a breach of this Clause 22.18. A statement in a Utilisation Request as to the intended use of proceeds of the relevant Utilisation is conclusive in the absence of manifest error.

(c)	The Company shall maintain policies and procedures designed to promote and achieve compliance with Sanctions applicable to the Group and the Group’s business.

(d)

In relation to each Finance Party that notifies the Agent that it is a “Restricted Finance Party” for the purposes of this Clause 22.18, the undertakings in this Clause 22.18 shall only apply for the benefit of that Restricted Finance Party to the extent that the sanctions provisions would not result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation or conflict with Section 7 Foreign Trade And Payments Rules (AWV) (Außenwirtschaftsverordnung) (in connection with Section 4 paragraph 1 no. 3 German Foreign Trade and Payments Act (AWG) (Außenwirtschaftsgesetz) or a similar anti-boycott statute). In connection with any amendment, waiver, determination or direction relating to any part of this Clause 22.18 of which a Restricted Finance Party does not have the benefit, the Commitments of that Restricted Finance Party (to the extent that it is a Lender) will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.

22.19	Anti-corruption

(a)

No Obligor shall (and the Company shall procure that no member of the Group will) knowingly use the proceeds of any Loan for any purpose which would breach applicable anti-money laundering or Anti-Corruption Laws in any material respect.

(b)	The Company shall maintain policies and procedures designed to promote and achieve compliance by the Group with applicable anti-money laundering and Anti-Corruption Laws.

22.20	The Acquisition

The Company shall ensure that (i) no amendment is made to or waiver given in respect of any term of the Scheme, the Offer or the Merger, in each case where such waiver or amendment would have a material adverse effect on the interests of the Lenders (in their capacity as such) and (ii) the Offer price is not increased save to the extent such increase is or will be funded from the proceeds of any equity raising (for these purposes the term “equity” shall include any instruments which would be given 100% equity treatment by Standard & Poor’s or Moody’s, any subordinated debt and any quasi-equity instruments).

22.21	Guarantors

(a)

Subject to paragraph (b) below, the Company shall use its reasonable efforts to procure that not later than the date falling 6 months after the Settlement Date (the “Guarantor Date”) and subject to the Guarantee Principles, each of the following companies shall accede to this Agreement as an Additional Guarantor in accordance with Clause 26.4 (Additional Guarantors):

(i)	FBG Treasury Australia Pty Ltd;

(ii)	SABMiller Holdings Inc;

(iii)	SABSA Holdings Pty Ltd;

(iv)	SABMiller plc;

(v)	FBG Finance Pty Ltd;

(vi)	any other member of the Target Group which is on the Guarantor Date the issuer of publicly-held debt securities in an aggregate nominal amount in excess of US$1,000,000,000; and

(vii)	any other member of the Target Group which is on the Guarantor Date a guarantor in respect of publicly-held debt securities in an aggregate nominal amount in excess of US$1,000,000,000.

(b)	The Company shall not be required to accede any entity as an Additional Guarantor to the extent that:

(i)	doing so would give rise to any material costs, liabilities or expenses (including tax liabilities) for any member of the Group (or any members of the Group taken together);

(ii)	prior to the Guarantor Date that entity has or will have ceased to be an issuer or guarantor of publicly-held debt securities; or

(iii)	prior to the Guarantor Date that entity has ceased to be a member of the Group.

For the avoidance of doubt, this Clause 22.21 (Guarantors) shall not limit the Company’s ability to complete any reorganisation of the Group which is not otherwise prohibited under this Agreement and there shall be no requirement to accede any member of the Group which ceases to exist as a result of any such reorganisation or which is expected to cease to be a member of the Group as a result of a Disposal (as defined in Clause 8.2 (Mandatory Prepayment: Disposal and Debt Raising Proceeds).

22.22	Margin Regulations

No Obligor may:

(a)	extend credit for the purpose, directly or indirectly, of buying or carrying Margin Stock; or

(b)	use any Loan, directly or indirectly, to buy or carry Margin Stock or for any other purpose in violation of the Margin Regulations.

22.23	Merger Certificate

On the first Business Day following the Merger, Newco must deliver to the Agent the Merger Confirmation Certificate, duly completed.

23.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 23 is an Event of Default (save for Clauses 23.14 (Acceleration) to Clause 23.17 (Clean-up period) inclusive).

23.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within five Business Days of its due date.

23.2	Other obligations

(a)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 23.1 (Non-payment) or paragraph (c) below).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within:

(i)	(in relation to Clause 21 (Information undertakings) and Clause 22 (General Undertakings)) 15 Business Days; or

(ii)	(in relation to any of the other obligations expressed to be assumed by it in any of the Finance Documents (other than referred to in Clauses 23.1 (Non-payment)) 30 Business Days,

of the Agent giving notice to the Company or relevant Obligor or the Company or an Obligor becoming (or, at any time after the end of the Certain Funds Period, should have become when exercising normal diligence) aware of the failure to comply.

(c)	The Company does not comply with any provision of Clause 22.17 (Shareholders’ Approval – the Company).

23.3	Misrepresentation

(a)

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)

No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 Business Days of the Agent giving notice to the Company or relevant Obligor or the Company or an Obligor becoming (or, at any time after the end of the Certain Funds Period, should have become when exercising normal diligence) aware of the failure to comply.

23.4	Cross default

(a)	Any Financial Indebtedness or any indebtedness under a Derivative Contract of any member of the Group is not paid when due or within any originally applicable grace period.

(b)

Any Financial Indebtedness or any indebtedness under a Derivative Contract of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (howsoever described).

(c)	No Event of Default will occur under this Clause 23.4 (Cross default) if:

(i)

the aggregate amount of Financial Indebtedness, of any indebtedness (marked to market) under a Derivative Contract and of any commitment for Financial Indebtedness falling within paragraphs (a) and (b) above is less than €100,000,000 (or its equivalent in any other currency or currencies);

(ii)	in the case of paragraph (a) above, the question as to whether the relevant amount is due is being contested in good faith by the relevant member of the Group; or

(iii)

in the case of paragraph (b) above, the relevant member of the Group and the Company (A) keep the Agent promptly informed of any communication made or received by the relevant member of the Group or the Company in relation thereto and deliver to the Agent without delay a copy of any such communication, and (B) have confirmed to the Agent and the Agent is satisfied that the relevant creditor(s) has (have) taken no action whatsoever with a view to declaring or considering whether to declare the relevant Financial Indebtedness due and payable (including, but without limitation, holding or calling meetings in relation thereto).

(d)

In respect of any member of the Group acquired by the Company after the date of this Agreement, no Event of Default will occur under this Clause 23.4 in relation to that member of the Group for a period of 45 days after the date of that acquisition.

23.5	Insolvency

Any Obligor or any other Material Subsidiary is unable to pay its debts as they fall due, suspends making payments on all or substantially all of its debts by reason of actual or anticipated financial difficulties or commences negotiations with any one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to the general readjustment or rescheduling of all or a material part of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors.

23.6	Insolvency proceedings

Any Obligor or any other Material Subsidiary takes any corporate action or other steps are taken or legal proceedings are started for its winding–up, dissolution,

administration, bankruptcy, moratorium or re–organisation (whether by way of voluntary arrangement, scheme of arrangement or otherwise) (other than the Merger or a solvent liquidation of any dormant company or a solvent liquidation of any other Material Subsidiary which is not an Obligor) or for the appointment of a liquidator, curator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its revenues and assets unless any such action, proceeding, procedure or step brought by a third party is stayed or discharged within 20 Business Days.

23.7	Creditors’ process

Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any part of, the property, undertaking or assets (other than a Judicial Deposit) of any Obligor or any other Material Subsidiary or any event occurs which under the laws of any jurisdiction has a similar or analogous effect provided that where such execution, distress or taking of possession relates to any property, undertaking or assets, it shall not be an Event of Default under this Clause 23.7 if the relevant execution, distress or taking of possession (other than a Dutch or Belgian executory attachment (executorial beslag)) is released or discharged within ten Business Days or the value of such property, undertaking or assets (when aggregated with the value of any other such property, undertaking or assets of the Group which are then subject to any such execution, distress or taking of possession) does not exceed €100,000,000 or the equivalent thereof in other currencies.

23.8	Analogous Event

Any event occurs which under the laws of any jurisdiction has a similar or analogous effect to any of those events mentioned in Clause 23.5 (Insolvency), Clause 23.6 (Insolvency proceedings) or Clause 23.7 (Creditors’ process).

23.9	Unlawfulness and invalidity

It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

23.10	Ownership of the Obligors

Any Obligor (other than the Company) ceases to be a Subsidiary of the Company other than pursuant to a resignation of a Guarantor in accordance with Clause 26.5 (Resignation of a Guarantor).

23.11	Repudiation and rescission of agreements

An Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or evidences an intention to rescind or repudiate a Finance Document.

23.12	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to the Finance Documents or the transactions contemplated in the Finance Documents or against any member of the Group or its assets which would reasonably be expected to have a Material Adverse Effect.

23.13	ERISA

(a)

Any ERISA Event shall have occurred with respect to a Plan and the sum (determined as of the date of occurrence of such ERISA Event) of the Insufficiency of such Plan and the Insufficiency of any and all other Plans with respect to which an ERISA Event shall have occurred and then exist (or the liability of the Obligors and the ERISA Affiliates related to such ERISA Event) is an amount that has or would reasonably be expected to have a Material Adverse Effect.

(b)

Any Obligor or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred Withdrawal Liability to such Multiemployer Plan in an amount that, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Obligors and the ERISA Affiliates as Withdrawal Liability (determined as of the date of such notification), has or would reasonably be expected to have a Material Adverse Effect or requires payments in an amount that has or would reasonably be expected to have a Material Adverse Effect.

(c)

Any Obligor or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganisation or is being terminated, within the meaning of Title IV of ERISA, and as a result of such reorganisation or termination the aggregate annual contributions of the Obligors and the ERISA Affiliates to all Multiemployer Plans that are then in reorganisation or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the plan years of such Multiemployer Plans immediately preceding the plan year in which such reorganisation or termination occurs by an amount that has or would reasonably be expected to have a Material Adverse Effect.

23.14	Acceleration

Subject to paragraph (a) of Clause 4.4 (Utilisations during the Certain Funds Period) and paragraph (a) of Clause 4.5 (Utilisations during the Belgian Certain Funds Period), on and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Company:

(a)	cancel the Total Commitments whereupon they shall immediately be cancelled;

(b)

declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(c)	declare that all or part of the Utilisations be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(d)

following the taking of any action referred to in paragraphs (a) or (b) above, by notice to any Dutch Obligor, require that Dutch Obligor to give a guarantee or Security in favour of the Finance Parties and/or the Agent and that Dutch Obligor must comply with that request.

Subject to paragraph (a) of Clause 4.4 (Utilisations during the Certain Funds Period) and paragraph (a) of Clause 4.5 (Utilisations during the Belgian Certain Funds Period), if an Event of Default under Clause 23.5 (Insolvency) or Clause 23.6 (Insolvency proceedings) shall occur in respect of any Obligor incorporated in the United States, then without notice to such Obligor or any other act by the Agent or any other person, the Loans to such Obligor, interest thereon and all other amounts owed by such Obligor under the Finance Documents shall become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived.

23.15	Non-Material Obligors

Notwithstanding anything to the contrary in any of the Finance Documents, if any event or circumstance occurs in relation to any Non-Material Obligor or any Finance Documents executed by a Non-Material Obligor which would in respect of any provision which by its terms refers to an Obligor (in its capacity as Obligor) (a) be a breach of contract or misrepresentation, (b) be a Default or (c) entitle the Lenders to terminate or reduce the Commitments or require prepayment of all or part of the Loans (each a “Relevant Event”), no Relevant Event shall be deemed to have occurred or be continuing as a result of the occurrence of such event or circumstance solely in relation to a Non Material Obligor unless:

(a)

one or more such events or circumstances has occurred and is continuing which affects one or more Non-Material Obligors which, if they were a single entity on the last day of the most recent period in respect of which financial statements are available, would have constituted a Material Subsidiary; or

(b)	such event or circumstance would reasonably be expected to have a Material Adverse Effect.

23.16	Anti-corruption

Notwithstanding anything to the contrary in the Finance Documents, if:

(a)

any event or circumstance occurs which might otherwise give rise to a breach of contract or misrepresentation under Clause 20.17 (Anti-corruption) or Clause 22.19 (Anti-corruption) by reason of any failure by the Company or any member of the Group to comply with any anti-money laundering or Anti-Corruption Law; and

(b)	the relevant failure to comply with anti-money laundering or Anti-Corruption Laws is disputed in good faith by the Company or the relevant member of the Group,

the relevant event or circumstance, potential breach of contract or potential misrepresentation or potential failure to comply with any anti-money laundering or

Anti-Corruption Law shall not constitute a misrepresentation or breach of obligation or Default or Event of Default under any Finance Document save to the extent the Company or the relevant member of the Group have been found to have been in breach of the relevant anti-money laundering or Anti-Corruption Law in a non-appealable decision from a court of competent jurisdiction in relation to such anti-money laundering or Anti-Corruption Law.

23.17	Clean-Up Period

Notwithstanding any other provision of any Finance Document, if during the Clean-Up Period any event or circumstance exists which but for this Clause 23.17 would constitute a breach of an undertaking, a misrepresentation or an Event of Default such event or circumstance will not constitute a breach of an undertaking, a misrepresentation or an Event of Default during the Clean-Up Period if:

(a)	it relates exclusively to any member of the Target Group (or any obligation to procure or ensure in relation to a member of the Target Group);

(b)	it is capable of remedy and reasonable steps are being taken to remedy it;

(c)	the circumstances giving rise to it have not been procured by or approved by a member of the Group (other than a member of the Target Group); and

(d)	it is not reasonably likely to have a Material Adverse Effect.

If such event or circumstance is continuing on or after the expiry of the Clean-Up Period, there shall be a breach of an undertaking, a misrepresentation and/or an Event of Default (as applicable), notwithstanding the above (and without prejudice to the rights and remedies of the Finance Parties).

24.	CHANGES TO THE LENDERS

24.1	Assignments and transfers by the Lenders

Subject to this Clause 24, a Lender (the “Existing Lender”) may:

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”).

24.2	Conditions of assignment or transfer

(a)

The prior written consent of the Company (which in the Company’s sole discretion may be withheld or delayed) is required for any assignment or transfer by an Existing Lender of any of its rights under any Finance Document at any time up to and including the Settlement Date, unless such assignment or transfer is made to an Affiliate of that Existing Lender in circumstances where that Existing Lender remains liable for the obligations under this Agreement of the Affiliate to whom it is making the assignment or transfer if such Affiliate fails to perform those obligations and such liability has been documented and/or confirmed in writing to the satisfaction of the Company (acting reasonably).

(b)

The prior written consent of the Company (such consent not to be unreasonably withheld and deemed to be given five days after the Company receives notice of request for such consent by an Existing Lender unless expressly refused) is required for any assignment or transfer by an Existing Lender of its rights and/or obligations under any Facility after the Settlement Date, unless (in the case of any consent which would otherwise be required to be obtained from the Company) the assignment or transfer is:

(A)	to another Lender or an Affiliate of a Lender;

(B)	if the Existing Lender is a fund, to a fund which is a Related Fund of the Existing Lender; or

(C)	made at a time when an Event of Default is continuing.

(c)	Any partial assignment or transfer must be in an amount of at least US$10,000,000 or, if less, the whole of the Existing Lender’s participation or Commitment.

(d)	An assignment will only be effective on:

(i)

receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties and the Obligors as it would have been under if it was an Original Lender;

(ii)

the performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender; and

(iii)

to the extent that the consent of the Company is required pursuant to paragraph (a) or (b) above, receipt by the Agent of written confirmation from the Company that it consents to such assignment (in respect of paragraph (b) above, such confirmation not to be unreasonably withheld or delayed) (unless in the case of an assignment after the Settlement Date only the Company has failed to respond to a written request from the Agent for its consent within 5 Business Days of the date on which that written request was made).

(e)	A transfer will only be effective if the procedure set out in Clause 24.5 (Procedure for transfer) is complied with.

(f)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)

as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 14 (Tax Gross-up and Indemnities) or Clause 15 (Increased Costs),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

24.3	Assignment or transfer fee

Unless the Agent otherwise agrees and excluding an assignment or transfer (a) to an Affiliate of a Lender, (b) to a Related Fund or (c) made in connection with primary syndication of the Facilities, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of US$2,500.

24.4	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor or any other member of the Group of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)

has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)

will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 24; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non performance by any Obligor of its obligations under the Finance Documents or otherwise.

24.5	Procedure for transfer

(a)

Subject to the conditions set out in Clause 24.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)

The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender upon its completion of all “know your customer” or other checks relating to any person that it is required to carry out in relation to the transfer to such New Lender. To the extent that the consent of the Company to the relevant transfer is required pursuant to Clause 24.2 (Conditions of assignment or transfer), the Agent shall only execute the relevant Transfer Certificate to the extent that either (i) the Company has confirmed in writing that it consents to such transfer (in respect of a transfer pursuant to paragraph 24.2(b) above, such confirmation not to be unreasonably withheld or delayed) or (ii) in respect of a transfer after the Settlement Date only the Company has failed to respond to a written request from the Agent for its consent within 5 Business Days of the date on which that written request was made.

(c)	On the Transfer Date:

(i)

to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents, each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)

each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other member of the Group and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)

the Agent, the Arrangers, the New Lender and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arrangers and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

24.6	Copy of Transfer Certificate or Increase Confirmation to Company

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Increased Confirmation, send to the Company a copy of that Transfer Certificate or Increase Confirmation for, but not limited thereto, the purpose of notifying the transfer to the Company.

24.7	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 24, each Lender may without consulting with or obtaining consent from any other Party, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender to a federal reserve, central or supranational bank, except that no such charge, assignment or other Security shall:

(a)

release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(b)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents,

and provided further that under no circumstance shall such central or supranational bank be considered a Lender hereunder or be entitled to require the assigning or pledging Lender to take, or refrain from, action hereunder.

24.8	Lender Affiliates and Facility Office

With effect from the date following the Settlement Date:

(a)

in respect of a Loan or Loans to a particular Borrower (“Designated Loans”) a Lender (a “Designating Lender”) may subject to the conditions and limitations in this Clause 24.8 at any time and from time to time designate (by written notice to the Agent and the Company):

(i)	a substitute Facility Office from which it will make Designated Loans (a “Substitute Facility Office”); or

(ii)	one of its Affiliates to act as the Lender in respect of the Designated Loans (a “Substitute Affiliate Lender”).

(b)

Subject to paragraph (c) below, no Lender or Substitute Affiliate Lender shall be entitled to request or exercise any right to any payment, indemnification or other compensation or alternative pricing or cancellation or termination under any of Clauses 7.1 (Illegality), 12 (Changes to the Calculation of Interest), 14 (Tax Gross-up and Indemnities), 15 (Increased Costs), 16 (Other Indemnities), 18 (Costs and Expenses) or any other provision under this Agreement to the extent the relevant Tax, costs or expense or event or circumstance giving rise to any right to cancellation or termination or compensation directly or indirectly relates to or results from the designation or maintaining of any designation of the Substitute Facility Office or the Substitute Affiliate Lender.

(c)

Notwithstanding paragraph (b) above, a Substitute Affiliate Lender shall be deemed to be a Lender for the purposes of Clause 7.1 (Illegality) and shall be entitled to rely on such Clause in respect of itself and its own obligations as a Lender hereunder.

(d)

A notice to nominate a Substitute Facility Office or Substitute Affiliate Lender must be in the form set out in Schedule 11 (Form of Substitute Facility Office or Substitute Affiliate Lender Designation Notice) and be countersigned (in the case of a Substitute Affiliate Lender Designation Notice) by the relevant Substitute Affiliate Lender confirming it will be bound as a Lender under this Agreement in respect of the Designated Loans in respect of which it acts as Lender.

(e)

The Designating Lender will act as the representative of any Substitute Affiliate Lender that it nominates for all administrative purposes under this Agreement and will remain fully liable for the performance of the Substitute Affiliate Lender’s obligations hereunder (including, but not limited to, in circumstances in which it becomes unlawful in any applicable jurisdiction for a Substitute Affiliate Lender to perform any of its obligations as a Lender or to fund or maintain its participation in any Designated Loan). The Obligors, the Agent and the other Finance Parties will be entitled to deal only with the Designating Lender, except that payments will be made in respect of Designated Loans to the Facility Office of the Substitute Affiliate Lender. In particular the Commitments of the Designating Lender will not be treated as reduced by the introduction of the Substitute Affiliate Lender for voting purposes under this Agreement or the other Finance Documents. Nothing in this paragraph (e) shall apply to the extent that: (i) the Designating Lender would be in breach of law or regulation applicable to it if it were to participate in the relevant Utilisation; and (ii) the Designating Lender would also be in breach of law or regulation applicable to it if it were to remain liable and responsible for the performance of the applicable obligations assumed by the relevant branch or Affiliate on its behalf.

(f)

Save as mentioned in paragraph (e) above, a Substitute Affiliate Lender will be treated as a Lender for all purposes under the Finance Documents and having a Commitment equal to the principal amount of all Designated Loans in which it is participating if and for so long as it continues to be a Substitute Affiliate Lender under this Agreement.

(g)

A Designating Lender may revoke its designation of an Affiliate as a Substitute Affiliate Lender by notice in writing to the Agent and the Company provided that such notice may only take effect when there are no Designated Loans outstanding to the Substitute Affiliate Lender. Upon such Substitute Affiliate Lender ceasing to be a Substitute Affiliate Lender the Designating Lender will automatically assume (and be deemed to assume without further action by any Party) all rights and obligations previously vested in the Substitute Affiliate Lender.

24.9	Maintenance of Register

The Agent, acting solely for this purpose as agent for the Borrowers, shall maintain at one of its offices a register for the recordation of the names and addresses of the Lenders, and the principal and interest amount owing to each Lender, pursuant to the terms hereof from time to time (the “Register”). Any transfer or assignment pursuant to this Clause 24 shall be effective only upon recordation of such transfer in the Register, and the Borrowers may treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The right to the principal of, and interest on, the loan facility may be transferred or assigned only if such transfer or assignment is recorded in the Register. The Register shall be available for inspection by the Company and any Lender, at any reasonable time upon reasonable prior notice.

25.	CONFIDENTIAL INFORMATION

25.1	Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 25.2 (Disclosure of Confidential Information) and Clause 25.3 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

25.2	Disclosure of information

Any Finance Party may disclose:

(a)

to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)

to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent and, in each case, to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(ii)

with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii)

appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

(v)

to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 24.7 (Security over Lenders’ rights);

(viii)	who is a Party; or

(ix)	with the consent of the Company;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)

in relation to paragraphs (b)(i), (b)(ii) and b(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)

in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)

in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances; and

(c)

to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Company and the relevant Finance Party; and

(d)

to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

25.3	Disclosure to numbering service providers

(a)

Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facilities and/or one or more Obligors the following information:

(i)	names of Obligors;

(ii)	country of domicile of Obligors;

(iii)	place of incorporation of Obligors;

(iv)	date of this Agreement;

(v)	Clause 40 (Governing Law);

(vi)	the names of the Agent and the Arrangers;

(vii)	date of each amendment and restatement of this Agreement;

(viii)	amounts of, and names of, the Facilities (and any tranches);

(ix)

amount of Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments or the Total Term Facility B Commitments;

(x)	currencies of the Facilities;

(xi)	type of Facilities;

(xii)	ranking of Facilities;

(xiii)	the Termination Date for each Facility;

(xiv)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xiii) above; and

(xv)	such other information agreed between such Finance Party and the Company,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)

The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facilities and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	The Company represents that none of the information set out in paragraphs (i) to (xv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d)	The Agent shall notify the Company and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facilities and/or one or more Obligors; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facilities and/or one or more Obligors by such numbering service provider.

25.4	Entire agreement

(a)

Subject to paragraph (b) below, this Clause 25 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

(b)

This Clause 25 is without prejudice to any undertakings or confirmations given by a Finance Party to the Company in connection with, or for the purposes of ensuring compliance with, Practice Statement No. 25 (“Debt Syndication During Offer Periods”) published by the Takeover Panel Executive on 17 June 2009.

25.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

25.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Company:

(a)

of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Clause 25.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 25.

25.7	Continuing obligations

The obligations in this Clause 25 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

26.	CHANGES TO THE OBLIGORS

26.1	Assignment and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

26.2	Additional Borrowers

(a)

Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 21.6 (“Know your customer” checks), the Company may request that any of its wholly-owned Subsidiaries becomes a Borrower. That Subsidiary shall become a Borrower if:

(i)

that Subsidiary is incorporated in an Approved Jurisdiction or if all the Lenders under the relevant Facility under which that Subsidiary will become a Borrower approve the addition of that Subsidiary;

(ii)	subject to the Guarantee Principles, that Subsidiary also becomes a Guarantor;

(iii)	the Company and that Subsidiary deliver to the Agent a duly completed and executed Accession Letter;

(iv)	the Company confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(v)

the Agent has received all of the documents and other evidence listed in Part 3 of Schedule 2 (Conditions Precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent.

(b)

The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 3 of Schedule 2 (Conditions Precedent).

26.3	Resignation of a Borrower

(a)	The Company may request that a Borrower ceases to be a Borrower by delivering to the Agent a Resignation Letter.

(b)	The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i)	no Default is continuing or would result from the acceptance of the Resignation Letter; and

(ii)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents.

(c)

Upon notification by the Agent to the Company of its acceptance of the resignation of a Borrower, that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents as a Borrower.

26.4	Additional Guarantors

(a)	Subject to compliance with the provisions of paragraphs (b) and (c) of Clause 21.6 (“Know your customer” checks), the Company may request that any of its wholly-owned Subsidiaries become a Guarantor.

(b)	A member of the Group shall become an Additional Guarantor if:

(i)	the Company and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Letter; and

(ii)

the Agent has received all of the documents and other evidence listed in Part 3 of Schedule 2 (Conditions Precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

(c)

The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 3 of Schedule 2 (Conditions Precedent).

(d)	Any limitations on the scope of the Additional Guarantor’s obligations agreed with the Agent and set out in an Accession Letter shall take effect in accordance with these terms.

26.5	Resignation of a Guarantor

(a)	In this Clause 26.5 (Resignation of a Guarantor), “Third Party Disposal” means the disposal of an Obligor to a person which is not a member of the Group.

(b)	The Company may request that a Guarantor (other than the Company or Anheuser-Busch) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(c)	The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i)	the Guarantor is an Original Guarantor and the Super Majority Lenders have consented to the resignation of that Guarantor; or

(ii)	that Guarantor is not an Original Guarantor and the Majority Lenders have consented to the resignation of that Guarantor; or

(iii)	that Guarantor is a Non-Current Guarantor or is being disposed of by way of a Third Party Disposal; and

(A)

no Default is continuing or would result from the acceptance of the Resignation Letter or, in the case of a disposal of a Guarantor, no Default exists on the date on which the obligation to dispose of such Guarantor is entered into; and

(B)	no payment is due from the Guarantor under Clause 19.1 (Guarantee and indemnity).

(d)

The Guarantor shall cease to be a Guarantor upon notification by the Agent to the Company of its acceptance of the resignation of a Guarantor or, where such resignation is made in connection with a Third Party Disposal and provided that the conditions in (A) to (B) above are satisfied, on the date on which the relevant Third Party Disposal is consummated.

26.6	Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

26.7	Change of Borrower

Any Loan voluntarily prepaid by a Borrower (the “Existing Borrower”) (other than a Loan advanced to finance an Acquisition Purpose) may be redrawn by another Borrower (the “New Borrower”) on the date for prepayment selected by the Existing Borrower provided that:

(a)	the redrawing occurs on a date falling no later than 18 months after the Funding Date;

(b)	the Agent is notified not less than five Business Days prior to the change of such Borrower;

(c)	the Loan redrawn is under the same Facility in the same amount and currency as the Loan prepaid;

(d)	no Event of Default is continuing; and

(e)	the prepayment and redrawing of such Loan takes place on the same day.

27.	ROLE OF THE AGENT, THE ARRANGERS AND OTHERS

27.1	Appointment of the Agent

(a)	Each of the Arrangers and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)

Each of the Arrangers and the Lenders authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

27.2	Duties of the Agent

(a)	The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)

If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(d)

If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Arrangers) under this Agreement it shall promptly notify the other Finance Parties.

(e)	The Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(f)

The Agent shall, if so requested by the Company from time to time, provide to the Company a list (which may be in electronic form) setting out the names of the Lenders, their respective Commitments, the address and fax number (and the department or officer, if any, for whose attention any communication is to be made) of each Lender for any communication to be made or document to be delivered under or in connection with the Finance Documents, the electronic mail address and/or any other information required to enable the sending and receipt of information by electronic mail or other electronic means to and by each Lender to whom any communication under or in connection with the Finance Documents may be made by that means and the account details of each Lender for any payment to be distributed by the Agent to that Lender under the Finance Documents.

27.3	Role of the Arrangers

Except as specifically provided in the Finance Documents, the Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

27.4	No fiduciary duties

(a)	Nothing in this Agreement constitutes the Agent and/or the Arrangers as a trustee or fiduciary of any other person.

(b)	None of the Agent, or the Arrangers shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.5	Business with the Group

The Agent and the Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.6	Rights and discretions

(a)	The Agent may rely on:

(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 23.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii)	any notice or request made by the Company (other than a Utilisation Request or Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d)	The Agent may act in relation to the Finance Documents through its personnel and agents.

(e)	The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f)

Without prejudice to the generality of paragraph (e) above, the Agent may disclose the identity of a Defaulting Lender to the other Lenders and the Company and shall disclose the same upon the written request of the Company or the Majority Lenders.

(g)

Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent or the Arrangers is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

27.7	Majority Lenders’ instructions

(a)

Unless a contrary indication appears in a Finance Document, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b)	Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(c)

The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)	In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

27.8	Responsibility for documentation

None of the Agent or the Arrangers:

(a)

is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Arrangers, an Obligor or any other person given in or in connection with any Finance Document; or

(b)

is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

27.9	Exclusion of liability

(a)

Without limiting paragraph (b) below (and without prejudice to the provisions of paragraph (e) of Clause 30.11 (Disruption to Payment Systems etc.)), the Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)

No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent, in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause subject to Clause 1.6 (Third party rights) and the provisions of the Third Parties Act.

(c)

The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)

Nothing in this Agreement shall oblige the Agent or the Arrangers to carry out any “know your customer” or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent and the Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arrangers.

27.10	Lenders’ indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 30.11 (Disruption to Payment Systems etc.) notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

27.11	Resignation of the Agent

(a)	The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the other Finance Parties and the Company.

(b)

Alternatively the Agent may resign by giving notice to the other Finance Parties and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(c)

If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within thirty days after notice of resignation was given, the Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in the United Kingdom, Luxembourg or Belgium).

(d)

The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(e)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(f)

Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)

The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)

the Agent fails to respond to a request under Clause 14.7 (FATCA Information) and the Company or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)

the information supplied by the Agent pursuant to Clause 14.7 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies the Company and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) the Company or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Company or that Lender, by notice to the Agent, requires it to resign.

27.12	Replacement of the Agent

(a)

After consultation with the Company, the Majority Lenders may, by giving 30 days’ written notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom, Luxembourg or Belgium).

(b)

The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders), make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)

The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

27.13	Confidentiality

(a)

In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c)

Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arrangers are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

27.14	Relationship with the Lenders

The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

27.15	Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Arrangers that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)

whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d)

the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

27.16	Role of Reference Banks

(a)	No Reference Bank is under any obligation to provide a quotation or any other information to the Agent.

(b)

No Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Quotation, unless caused by its fraud, gross negligence or wilful misconduct.

(c)

No Party (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it might have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Quotation, and any officer, employee or agent of each Reference Bank may rely on this Clause 27.16 subject to Clause 1.6 (Third party rights) and the provisions of the Third Parties Act.

27.17	Third party Reference Banks

A Reference Bank which is not a Party may rely on Clause 27.16 (Role of Reference Banks), Clause 36.2 (Exceptions) and Clause 37 (Confidentiality of Funding Rates and Reference Bank Quotations), subject to Clause 1.6 (Third party rights) and the provisions of the Third Parties Act.

27.18	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

28.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29.	SHARING AMONG THE FINANCE PARTIES

29.1	Payments to Finance Parties

If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 30 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(b)

the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 30 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)

the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 30.6 (Partial payments).

29.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 30.6 (Partial payments).

29.3	Recovering Finance Party’s rights

(a)

On a distribution by the Agent under Clause 29.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(b)

If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

29.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)

each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 29.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that

Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b)

that Recovering Finance Party’s rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

29.5	Exceptions

(a)

This Clause 29 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b)

A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)

the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

30.	PAYMENT MECHANICS

30.1	Payments to the Agent

(a)

On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)

Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

30.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (Distributions to an Obligor) and Clause 30.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

30.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 31 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4	Clawback

(a)

Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)

If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

30.5	Impaired Agent

(a)

If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents to the Agent in accordance with Clause 30.1 (Payments to the Agent) may instead either pay that amount direct to the required participant or pay that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents. In each case such payments must be made on the due date for payment under the Finance Documents.

(b)

If, at any time, the Agent becomes an Impaired Agent, the Company will following a request by any Lender provide to such Lender as soon as reasonably practicable the then most recent list of Lenders received from the Agent pursuant to paragraph (f) of Clause 27.2 (Duties of the Agent).

(c)	All interest accrued on the amount standing to the credit of the account shall be for the benefit of the beneficiaries of the trust account pro rata to their respective entitlements.

(d)

A Party which has made a payment in accordance with this Clause 30.5 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(e)

Promptly upon the appointment of a successor Agent in accordance with Clause 27.12 (Replacement of the Agent), each Party which has made a payment in accordance with this Clause 30.5 shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution in accordance with Clause 30.2 (Distributions by the Agent).

30.6	Partial payments

(a)

If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

30.7	Set-off by Obligors

(a)

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off (including, for purposes of Luxembourg law, legal set-off) or counterclaim.

(b)

Notwithstanding paragraph (a) above, each Obligor may set off any amount due and payable by it to a Defaulting Lender against any amount due and payable by the Defaulting Lender to that Obligor, in each case under the Finance Documents.

(c)

The Obligor will notify the Agent and the Defaulting Lender as soon as practicable and in no event later than the date falling one Business Day prior to the due date for payment of the relevant amount by that Obligor that it intends to exercise a right of set off in accordance with paragraph (b) above and shall provide to the Agent and the Defaulting Lender reasonable computations in relation thereto.

30.8	Business Days

(a)

Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

30.9	Currency of account

(a)	Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.10	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)

any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Company); and

(ii)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b)

If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

30.11	Disruption to Payment Systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(a)

the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Facilities as the Agent may deem necessary in the circumstances;

(b)

the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)

the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)

any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 36 (Amendments and Waivers);

(e)

the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 30.11; and

(f)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

31.	SET-OFF

If an Event of Default has occurred and is continuing, a Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

32.	NOTICES

32.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

32.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Company:

Address:	Anheuser-Busch InBev SA/NV, Brouwerijplein 1, B-3000 Leuven, Belgium

Fax number:	+32 (0)1 650 66 70

E-mail:	matthew.amer@ab-inbev.com and
Fernando.Tennenbaum@anheuser-busch.com

Attention: Matthew Amer and Fernando Tennenbaum

(b)	in the case of each Lender or any other Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Agent:

Address:	BNP Paribas Fortis SA/NV Warandeberg 3 1000 Brussels

Fax number:	02/228.06.40

E-mail:	guido.vandenberghe@fortis.com jeanpierre.nerinckx@fortis.com

Attention:	Van Den Berghe Guido, Head Agency BE Nerinckx Jean-Pierre, Manager Agency

or any substitute address, fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days notice.

32.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)

if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 32.2 (Addresses), if addressed to that department or officer.

(b)

Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent’s signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Agent.

(d)	Any communication or document made or delivered to the Company in accordance with this Clause 32.3 will be deemed to have been made or delivered to each of the Obligors.

32.4	Notification of address and fax number

Promptly upon receipt of notification of an address, and fax number or change of address or fax number pursuant to Clause 32.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

32.5	Communication when Agent is Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.

32.6	Electronic communication

(a)

Any communication to be made between the Agent and a Lender under or in connection with the Finance Documents may be made by either encrypted or unencrypted electronic mail or other electronic means, if the Agent, and the relevant Lender:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)

Any electronic communication made between the Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

32.7	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)

if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

33.	CALCULATIONS AND CERTIFICATES

33.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

33.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

33.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

34.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

35.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

36.	AMENDMENTS AND WAIVERS

36.1	Required consents

(a)

Subject to Clause 36.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Company and any such amendment or waiver will be binding on all Parties.

(b)	The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 36.

(c)

Each Obligor agrees to any such amendment or waiver permitted by this Clause 36 which is agreed to by the Company. This includes any amendment or waiver which would, but for this paragraph (c), require the consent of all of the Guarantors.

36.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definitions of “Majority Lenders”, “Super Majority Lenders” or “Margin” in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;

(iv)	an increase in or an extension of any Commitment or the Total Commitments;

(v)	a change to the Borrowers or Guarantors other than in accordance with Clause 26 (Changes to the Obligors);

(vi)	any provision which expressly requires the consent of all the Lenders or the Super Majority Lenders;

(vii)	Clause 2.3 (Finance Parties’ rights and obligations), Clause 24 (Changes to the Lenders), paragraph (b) of Clause 26.5, Clause 29 (Sharing among the Finance Parties) or this Clause 36,

shall not be made without the prior consent of all the Lenders or, in the case of an amendment or waiver that has the effect of changing or which relates to a provision which expressly requires the consent of the Super Majority Lenders, the Super Majority Lenders.

(b)

An amendment or waiver which relates to the rights or obligations of the Agent, the Arrangers or a Reference Bank (each in their capacity as such) may not be effected without the consent of the Agent, the Arrangers, or that Reference Bank, as the case may be.

(c)

An amendment or waiver that relates to the Acquisition being implemented (in whole or part) by way of a takeover offer (as defined in Chapter 3 of Part 28 of the Companies Act 2006) that is not, at the time of public announcement of that offer, recommended by the board of directors of the Target shall not be made without the prior consent of all the Lenders.

36.3	Replacement of Lender

(a)	If at any time:

(i)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (c) below;

(ii)

an Obligor becomes obliged to repay any amount in accordance with Clause 7.1 (Illegality) or to pay additional amounts pursuant to Clause 15 (Increased Costs), Clause 14.2 (Tax gross-up) or Clause 14.3 (Tax indemnity) to any Lender in excess of amounts payable to the other Lenders generally; or

(iii)	any Lender becomes insolvent and its assets become subject to a receiver, liquidator, trustee, custodian or other person having similar powers or any winding-up, dissolution or administration;

then the Company may, on five Business Days’ prior written notice to the Agent and that Lender, replace that Lender by requiring that Lender to (and that Lender shall) transfer pursuant to Clause 24 (Changes to the Lenders) all (and not part only) of its rights and obligations under this agreement to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) selected by the Company, and which is acceptable to the Agent (acting reasonably), which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the assumption of the transferring Lender’s participations on the same basis as the transferring Lender) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender’s participation in the outstanding Utilisations and all accrued interest and/or Break Costs and other amounts payable in relation thereto under the Finance Documents.

(b)	The replacement of a Lender pursuant to this Clause 36.3 shall be subject to the following conditions:

(i)	the Company shall have no right to replace the Agent;

(ii)	neither the Agent nor any Lender shall have any obligation to the Company to find a Replacement Lender;

(iii)

in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than 30 Business Days after the date the Non-Consenting Lender notifies the Company and the Agent of its failure or refusal to agree to any consent, waiver or amendment to the Finance Documents requested by the Company; and

(iv)	in no event shall the Lender replaced under this paragraph (b) be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents.

(c)	In the event that:

(i)	the Company or the Agent (at the request of the Company) has requested the Lenders to consent to a waiver or amendment of any provisions of the Finance Documents;

(ii)	the waiver or amendment in question requires the consent of all the Lenders; and

(iii)	the Super Majority Lenders have given their consent,

then any Lender who does not and continues not to agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

36.4	Replacement of Screen Rate

(a)

Subject to Clause 36.2 (Exceptions), if any Screen Rate is not available for a currency which can be selected for a Loan, any amendment or waiver which relates to providing for another benchmark rate to apply in relation to that currency in place of that Screen Rate (or which relates to aligning any provision of a Finance Document to the use of that other benchmark rate) may be made with the consent of the Majority Lenders and the Obligors.

(b)

If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) above within 5 Business Days (unless the Company and the Agent agree to a longer time period in relation to any request) of that request being made:

(i)

its Commitments shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage of the Total Commitments has been obtained to approve that request; and

(ii)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

36.5	Disenfranchisement of Defaulting Lenders

(a)

For so long as a Defaulting Lender has any Available Commitment, in ascertaining the Majority Lenders or whether any given percentage (including for the avoidance of doubt unanimity) of the Total Commitments, the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the

Total Term Facility A Commitments or the Total Term Facility B Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents, that Defaulting Lender’s Commitments will be reduced by the amount of its Available Commitments.

(b)	For the purposes of this Clause 36.5, the Agent may assume that the following Lenders are Defaulting Lenders:

(i)	any Lender which has notified the Agent that it has become a Defaulting Lender; or

(ii)	any Lender in relation to which it is aware that any of the events of circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” has occurred,

unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

36.6	Replacement of a Defaulting Lender

(a)

The Company may, at any time a Lender has become and continues to be a Defaulting Lender, by giving 5 Business Days’ prior written notice to the Agent and such Lender replace such Lender by requiring such Lender to (and such Lender shall) transfer pursuant to Clause 24 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement, to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) selected by the Company, and which is acceptable to the Agent (acting reasonably) which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the transferring Lender (including the assumption of the transferring Lender’s participations or unfunded participations (as the case may be) on the same basis as the transferring Lender).

(b)	Any transfer of rights and obligations of a Defaulting Lender pursuant to this Clause shall be subject to the following conditions:

(i)	the Company shall have no right to replace the Agent;

(ii)	neither the Agent nor the Defaulting Lender shall have any obligation to the Company to find a Replacement Lender;

(iii)	the transfer must take place no later than 30 days after the notice referred to in paragraph (a) above; and

(iv)	in no event shall the Defaulting Lender be required to pay or surrender to the Replacement Lender any of the fees received by the Defaulting Lender pursuant to the Finance Documents.

37.	CONFIDENTIALITY OF FUNDING RATES AND REFERENCE BANK QUOTATIONS

37.1	Confidentiality and disclosure

(a)

The Agent and each Obligor agree to keep each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Agent may disclose:

(i)	any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the relevant Borrower pursuant to Clause 10.4 (Notification of rates of interest); and

(ii)

any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Lender or Reference Bank, as the case may be.

(c)	The Agent may disclose any Funding Rate or any Reference Bank Quotation, and each Obligor may disclose any Funding Rate, to:

(i)

any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

(ii)

any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii)

any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Lender or Reference Bank, as the case may be.

(d)

The Agent’s obligations in this Clause 37 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 10.4 (Notification of rates of interest) provided that (other than pursuant to paragraph (b)(i) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

37.2	Related obligations

(a)

The Agent and each Obligor acknowledge that each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and each Obligor undertake not to use any Funding Rate or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.

(b)	The Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender or Reference Bank, as the case may be:

(i)

of the circumstances of any disclosure made pursuant to paragraph (c)(ii) of Clause 37.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 37.

37.3	No Event of Default

No Event of Default will occur under Clause 23.2 (Other obligations) by reason only of an Obligor’s failure to comply with this Clause 37.

38.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

39.	USA PATRIOT ACT

Each Lender hereby notifies each Obligor that such Lender, pursuant to the USA Patriot Act, will obtain, verify and record information specified under the USA Patriot Act that identifies such Obligor, which information includes the name and address of such Obligor and other information that will allow such Lender to identify such Obligor in accordance with the USA Patriot Act.

40.	GOVERNING LAW

This Agreement and all non contractual obligations arising from or in connection with it are governed by English law.

41.	ENFORCEMENT

41.1	Jurisdiction of English courts

(a)

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to non contractual obligations arising from or in connection with this Agreement or a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)

This Clause 41.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

41.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints TMF Corporate Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)

If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Company (on behalf of all the Obligors) must immediately (and in any event within ten days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

(c)	Each Obligor expressly agrees and consents to the provisions of this Clause 41 and Clause 40 (Governing Law).

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE PARTIES

PART 1

THE BORROWERS

Name of Borrower	Registration number (or equivalent, if any) and Jurisdiction of Incorporation
The Company	0417.497.106, Belgium

PART 2

THE GUARANTORS

Name of Guarantor	Registration number (or equivalent, if any) and Jurisdiction of Incorporation
The Company	0417.497.106, Belgium
Anheuser-Busch InBev Worldwide Inc.	File number 4624650, Delaware, U.S.
Anheuser-Busch Companies, LLC	File number 867715, Delaware, U.S.
Anheuser-Busch InBev Finance Inc.	File number 5253080, Delaware, U.S.
BRANDBREW S.A.	R.C.S. B75.696, Luxembourg
Brandbev S.à r.l	R.C.S. B80.984, Luxembourg, share capital: USD 43,150,720.-
Cobrew NV/SA	0428.975.372, Belgium

PART 3

THE ORIGINAL LENDERS

Lender	Disposals Bridge Facility Commitment (US$)	Cash/DCM Bridge Facility A Commitment (US$)	Cash/DCM Bridge Facility B Commitment (US$)	Term Facility A Commitment (US$)	Term Facility B Commitment (US$)
Australia and New Zealand Banking Group Limited	133,333,333.34	200,000,000.00	200,000,000.00	333,333,333.33	133,333,333.33
Bank of America, N.A.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34
The Bank of New York Mellon	133,333,333.34	200,000,000.00	200,000,000.00	333,333,333.33	133,333,333.33
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34
Barclays Bank PLC	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34
BNP Paribas Fortis SA/NV	316,666,666.67	475,000,000.00	475,000,000.00	791,666,666.67	316,666,666.66
BNP Paribas SA	216,666,666.67	325,000,000.00	325,000,000.00	541,666,666.67	216,666,666.66
Citibank, N.A.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
Commerzbank Aktiengesellschaft, Filiale Luxemburg	133,333,333.34	200,000,000.00	200,000,000.00	333,333,333.33	133,333,333.33
Deutsche Bank AG Filiale Luxemburg	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34

Lender	Disposals Bridge Facility Commitment (US$)	Cash/DCM Bridge Facility A Commitment (US$)	Cash/DCM Bridge Facility B Commitment (US$)	Term Facility A Commitment (US$)	Term Facility B Commitment (US$)
HSBC Bank plc	373,333,333.33	560,000,000.00	400,000,000.00	933,333,333.33	533,333,333.34
HSBC Bank USA, N.A.	160,000,000.00	240,000,000.00	400,000,000.00	400,000,000.00	-
ING Bank N.V.	-	800,000,000.00	800,000,000.00	1,333,333,333.34	-
ING Belgium SA/NV	533,333,333.33	-	-	-	533,333,333.33
Intesa Sanpaolo S.p.A	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
Mizuho Bank, Ltd.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. “Rabobank Nederland”, New York Branch	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
The Royal Bank of Scotland plc	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
Banco Santander, S.A.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	33,333,333.34
Santander Bank, N.A.	-	-	-	-	500,000,000.00
Société Générale, London Branch	533,333,333.34	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.33
Sumitomo Mitsui Banking Corporation	533,333,333.34	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.33

Lender	Disposals Bridge Facility Commitment (US$)	Cash/DCM Bridge Facility A Commitment (US$)	Cash/DCM Bridge Facility B Commitment (US$)	Term Facility A Commitment (US$)	Term Facility B Commitment (US$)
The Toronto-Dominion Bank	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	-
TD Bank, N.A.	-	-	-	-	533,333,333.34
UniCredit Bank AG	533,333,333.34	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.33
Wells Fargo Bank, N.A.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34
Total:	10,000,000,000.00	15,000,000,000.00	15,000,000,000.00	25,000,000,000.00	10,000,000,000.00

SCHEDULE 2

CONDITIONS PRECEDENT

PART 1

CONDITIONS PRECEDENT TO SIGNING

The Original Obligors

1.	A copy of the constitutional documents of each Original Obligor.

2.	A copy of a resolution of the board of directors of each Original Obligor:

(a)	approving the terms of, and the transactions contemplated by the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(c)

authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request and Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

3.

A copy of a resolution signed by all the holders of the issued shares in Cobrew NV/SA approving (a) Clause 8.1 (Change of control) and (b) any other provision in this Agreement granting rights to third parties which could affect Cobrew SA/NV’s assets or could impose an obligation on Cobrew SA/NV where in each case the exercise of those rights is dependent on the occurrence of a public take-over bid or a Change of Control, in accordance with article 556 of the Belgian Companies Code.

4.

An up-to-date copy of an excerpt from the Luxembourg trade and companies register and an up-to-date copy of a non-bankruptcy certificate (certificat de non-inscription d’une decision judiciare) from the Luxembourg trade and companies register pertaining to BRANDBREW S.A. and Brandbev S.à r.l.;

5.

A copy of a good standing certificate (including verification of tax status) with respect to each U.S. Obligor, issued as of a recent date by the Secretary of State or other appropriate official of each U.S. Obligor’s jurisdiction of incorporation or organisation.

6.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above.

7.

A certificate of the Company (signed by an authorised signatory) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on each Original Obligor to be exceeded.

8.

A certificate of an authorised signatory of the relevant Original Obligor certifying that each copy document relating to it specified in this Part 1 of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

Finance Documents

9.	This Agreement, duly executed by the parties to it.

10.	Each Fee Letter, duly executed by the parties to it.

Legal opinions

11.	A legal opinion of Allen & Overy LLP, legal advisers to the Arrangers and the Agent in England.

12.	A legal opinion of Allen & Overy Brussels, legal advisers to the Arrangers and the Agent in Belgium.

13.	A legal opinion of Allen & Overy S.C.S, legal advisers to the Arrangers and the Agent in Luxembourg.

14.	A legal opinion of Clifford Chance Brussels, legal advisers to the Company and the Belgian Obligors in Belgium.

15.	A legal opinion of Sullivan & Cromwell LLP, legal advisers to the Company and the Obligors in the United States of America.

Financial condition

16.	The Original Financial Statements.

Other documents and evidence

17.	Evidence satisfactory to the Agent that each Lender has carried out and is satisfied with the results of all “know your customer” or other similar checks required in respect of the Original Obligors.

18.	Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 13 (Fees) and Clause 18 (Costs and Expenses) have been paid.

19.	The Acquisition Documents.

PART 2

CONDITIONS PRECEDENT TO INITIAL UTILISATION

1.	Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 13 (Fees) and Clause 18 (Costs and Expenses) have been paid or will be paid by or on the first Utilisation Date.

2.

A certificate of the Company (signed by a director or other duly authorised officer) confirming that all conditions to the consummation of the Acquisition have been met or waived in accordance with Clause 22.20 (The Acquisition) (other than, for the avoidance of doubt, any condition in the Scheme, the Offer or the Merger requiring that the Offer has been completed).

PART 3

CONDITIONS PRECEDENT REQUIRED TO BE DELIVERED BY AN

ADDITIONAL OBLIGOR

1.	An Accession Letter, duly executed by the Additional Obligor and the Company.

2.	A copy of the constitutional documents of the Additional Obligor.

3.	A copy of a resolution of the board of directors of the Additional Obligor:

(a)	approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;

(b)

to the extent relevant, determining, and motivating the reasons of that determination, that it, as Obligor, has a corporate benefit justifying the assumption of any obligations it has pursuant to Clause 19 (Guarantee and Indemnity);

(c)	authorising a specified person or persons to execute the Accession Letter on its behalf; and

(d)

authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request or Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents.

4.	Where appropriate, an up to date extract from the relevant trade and companies register for the Additional Obligor.

5.

A copy of the minutes of the shareholders’ meeting or a unanimous written resolution of the shareholders of each Additional Obligor incorporated in Belgium approving the terms of, and the transactions contemplated by, the Finance Documents to which such Obligor is a party, for the purposes of article 556 of the Belgian Companies Code, together with evidence that an extract of such resolutions has been duly filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Code.

6.

A copy of a resolution of the general meeting of shareholders of each Dutch Additional Obligor approving the terms of, and the transactions contemplated by, the Finance Documents to which it is (or will become) a party.

7.

To the extent applicable or required pursuant to its constitutional documents, a copy of a resolution of the supervisory directors of each Dutch Additional Obligor approving the terms of, and the transactions contemplated by, the Finance Documents to which it is (or will become) a party.

8.

An unconditional positive works council advice of any competent works council in respect of the transactions contemplated by the Finance Documents to which a Dutch Additional Obligor is (or will become) a party.

9.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

10.

A copy of a resolution signed by all the holders of the issued shares in each Additional Guarantor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Guarantor is a party (where required under applicable law).

11.

A copy of a good standing certificate (including verification of tax status) with respect to each U.S. Obligor, issued as of a recent date by the Secretary of State or other appropriate official of each U.S. Obligor’s jurisdiction of incorporation or organisation.

12.

To the extent applicable, a copy of the resolution of the managing body of the shareholders of each Luxembourg Additional Obligor approving the resolutions taken as a shareholder of that Additional Obligor.

13.	A non bankruptcy certificate in respect of each Luxembourg Additional Obligor dated no more that one day prior to the date of the relevant Accession Letter.

14.

A certificate of the Company (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments by the Additional Obligor would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

15.

A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part 3 of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

16.

A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.

17.	If available, the latest audited financial statements of the Additional Obligor.

18.	A legal opinion of Allen & Overy LLP, legal advisers to the Arrangers and the Agent in England.

19.

If the Additional Obligor is incorporated in a jurisdiction other than England and Wales, a legal opinion of the legal advisers to the Arrangers and the Agent (or, if it is market practice in the relevant jurisdiction, legal advisers to the Additional Obligor) in the jurisdiction in which the Additional Obligor is incorporated.

20.

If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 41.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

SCHEDULE 3

REQUESTS

PART 1

UTILISATION REQUEST

From:	[Borrower]
To:	[Agent]

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Utilisation Request. Terms defined in the Senior Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

(a)	Borrower:	[•]

(b)	Proposed Utilisation Date:	[•] (or, if that is not a Business Day, the next Business Day)

(c)	Facility to be utilised:	Disposals Bridge Facility/Cash/DCM Bridge Facility A/Cash/DCM Bridge Facility B/Term Facility A/Term Facility B

(d)	Currency of Loan:	[•]

(e)	Amount:	[•] or, if less, the Available Facility

(f)	Interest Period	[•]

3.

We confirm that each condition specified in Clause [4.2 (Further conditions precedent)]/[4.4 (Utilisations during the Certain Funds Period)]/[4.5 (Utilisations during the Belgian Certain Funds Period)] is satisfied on the date of this Utilisation Request.

4.	[The proceeds of this Loan should be credited to [account]].

5.	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
[insert name of Borrower]

NOTES:

*	Select the Facility to be utilised and delete references to the other Facilities.

PART 2

SELECTION NOTICE

From:	[Borrower]

To:	[Agent]

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Selection Notice. Terms defined in the Senior Facilities Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2.

We refer to the Disposals Bridge Facility Loan[s]/Cash/DCM Bridge Facility A Loan[s]/Cash/DCM Bridge Facility B Loan[s]/Term Facility A Commitments Loan[s]/Term Facility B Loan[s] with an Interest Period ending on [•]*.

3.

[We request that the above Disposals Bridge Facility Loan[s]/Cash/DCM Bridge Facility A Loan[s]/Cash/DCM Bridge Facility B Loan[s]/Term Facility A Loan[s]/Term Facility B Loan[s] be divided into [•] Disposals Bridge Facility Loan[s]/Cash/DCM Bridge Facility A Loan[s]/Cash/DCM Bridge Facility B Loan[s]/Term Facility A Loan[s]/Term Facility B Loan[s] with the following Base Currency Amounts and Interest Periods:]**

or

[We request that the next Interest Period for the above Disposals Bridge Facility Loan[s]/Cash/DCM Bridge Facility A Loan[s]/Cash/DCM Bridge Facility B Loan[s]/Term Facility A Loan[s]/Term Facility B Loan[s] is [•]].***

4.	This Selection Notice is irrevocable.

Yours faithfully

authorised signatory for
[insert name of Relevant Borrower]

NOTES:

*	Insert details of all Loans for the relevant Facility which have an Interest Period ending on the same date.

**	Use this option if division of Loans is requested.

***	Use this option if sub-division is not required.

PART 3

FORM OF TRANSFER CERTIFICATE

To:	[Agent]

From:	[The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated:

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Transfer Certificate. Terms defined in the Senior Facilities Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 24.5 (Procedure for transfer):

(a)

The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule in accordance with Clause 24.5 (Procedure for transfer).

(b)	The proposed Transfer Date is [•].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 24.4 (Limitation of responsibility of Existing Lenders).

4.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5.	This Transfer Certificate is governed by English law.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [•].

[Agent]

By:

SCHEDULE 4

FORM OF ACCESSION LETTER

To:	[Agent]

From:	[Subsidiary] and Company

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is an Accession Letter. Terms defined in the Senior Facilities Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.

[Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Senior Facilities Agreement as an Additional [Borrower]/[Guarantor] pursuant to Clause [26.2 (Additional Borrowers)]/[Clause 26.4 (Additional Guarantors)] of the Senior Facilities Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [•].

3.	[Subsidiary’s] administrative details are as follows:

Address:

Fax No.:

Attention:

4.	This Accession Letter is governed by English law.

[This Guarantor Accession Letter is entered into by deed.]

[Company]	[Subsidiary]

SCHEDULE 5

FORM OF RESIGNATION LETTER

To:	[Agent]

From:	[resigning Obligor] and Company

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Resignation Letter. Terms defined in the Senior Facilities Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2.

Pursuant to [Clause 26.3 (Resignation of a Borrower)]/[Clause 26.5 (Resignation of a Guarantor)], we request that [resigning Obligor] be released from its obligations as a [Borrower]/[Guarantor] under the Senior Facilities Agreement.

3.	This letter is governed by English law.

[Company]	[resigning Obligor]

By:	By:

SCHEDULE 6

TIMETABLES

PART 1

LOANS

	Loans in dollars	Loans in euro

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request)) or a Selection Notice (Clause 11.1 (Selection of Interest Periods and Terms)	Not later than 1.00 p.m. on the fifth Business Day prior to (i) the desired date of the Loan or (ii) the last day of the then current Interest Period (as applicable)	Not later than 1.00 p.m. on the fifth Business Day prior to (i) the desired date of the Loan or (ii) the last day of the then current Interest Period (as applicable)

Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under Clause 5.5 (Lenders’ participation)	N/A	N/A

Agent notifies the Lenders of the Loan in accordance with Clause 5.5 (Lenders’ participation)	Not later than 4.00 p.m. on the fifth Business Day prior to the desired date of the Loan	Not later than 4.00 p.m. on the fifth Business Day prior to the desired date of the Loan

LIBOR or EURIBOR is fixed	As of 11.00 a.m. on the Quotation Day	As of 10.00 a.m. on the Quotation Day

Reference Bank Rate calculated by reference to available quotations in accordance with Clause 12.2 (Calculation of Reference Bank Rate).	Noon on the Quotation Day	Noon on the Quotation Day

All times in this Schedule refer to London time.

SCHEDULE 7

GUARANTEE PRINCIPLES

1.

The guarantees to be provided will be given in accordance with the agreed guarantee principles set out in this Schedule 7. This Schedule addresses the manner in which the agreed guarantee principles (the “Guarantee Principles”) will impact on the guarantees proposed to be taken in relation to the transaction contemplated by this Agreement.

2.

The Guarantee Principles embody recognition by all parties that there may be certain legal, contractual and practical difficulties in obtaining guarantees from all Obligors in every jurisdiction in which Obligors are located. In particular:

(a)

general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalisation” rules, earnings stripping and similar principles may limit the ability of a member of the Group to provide a guarantee or may require that the guarantee be limited by an amount or otherwise; the Company will use all reasonable endeavours to assist in demonstrating that adequate corporate benefit accrues to Anheuser-Busch and each Obligor; and

(b)

members of the Group will not be required to give guarantees if it would conflict with the fiduciary duties of their directors or contravene any legal or regulatory prohibition (including, without limitation, any prohibition contained in case law) or result in a material risk of personal or criminal liability on the part of any officer provided that the relevant Group member shall use its all reasonable endeavours to overcome any such obstacle.

SCHEDULE 8

MATERIAL BRANDS

Stella Artois

Beck’s

Leffe

Jupiler

Bass

Hoegaarden

Budweiser

Michelob

Bud Light

Corona

Foster’s

Aguila

SCHEDULE 9

FORM OF INCREASE CONFIRMATION

To:	[•] as Agent and Anheuser-Busch InBev SA/NV as Company, for and on behalf of each Obligor

From:	[the Increase Lender] (the “Increase Lender”)

Dated:

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is an Increase Confirmation for the purpose of the Senior Facilities Agreement. Terms defined in the Senior Facilities Agreement have the same meaning in this Increase Confirmation unless given a different meaning in this Increase Confirmation.

2.	We refer to Clause 2.2 (Increase) of the Senior Facilities Agreement.

3.

The Increase Lender agrees to assume and will assume all of the obligations corresponding to the Disposals Bridge Facility Commitments/Cash/DCM Bridge Facility A Commitments/Cash/DCM Bridge Facility B Commitments/Term Facility A Commitments/Term Facility B Commitments specified in the Schedule (the “Relevant Commitment”) as if it was an Original Lender under the Senior Facilities Agreement.

4.	The proposed date on which the increase in relation to the Increase Lender and the Relevant Commitment is to take effect (the “Increase Date”) is [•].

5.	On the Increase Date, the Increase Lender becomes:

(a)	Party to the Finance Documents as a Lender; and

(b)	Party to [other relevant agreements in other relevant capacity].

6.	The Facility Office and address, fax number and attention details for notices to the Increase Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

7.	The Increase Lender expressly acknowledges the limitations on the Lenders’ obligations referred to in paragraph (g) of Clause 2.2 (Increase).

8.	This Increase Confirmation may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Increase Confirmation.

9.	This Increase Confirmation is governed by English law.

10.	This Increase Confirmation has been entered into on the date stated at the beginning of this Increase Confirmation.

THE SCHEDULE

Relevant Commitment/rights and obligations to be assumed by the Increase Lender

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Increase Lender]

By:

This Increase Confirmation is accepted by the Agent and the Increase Date is confirmed as [date].

Agent

By:

SCHEDULE 10

FORM OF EXTENSION REQUEST

To:	[•] as Agent

From:	Anheuser-Busch InBev SA/NV as the Company

Dated:	[•]

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is an Extension Request. Terms defined in the Senior Facilities Agreement have the same meaning in this Extension Request unless given a different meaning in this Extension Request.

2.

We request that [the Cash/DCM Bridge Facility B Termination Date shall be extended to [•] (the “Cash/DCM Bridge Facility B Extended Termination Date”)]/[the Term Facility A Termination Date shall be extended to [•] (the “Term Facility A Extended Termination Date”) with immediate effect.

3.	This Extension Request is irrevocable.

Yours faithfully

By:

Anheuser-Busch InBev SA/NV

[Authorised Signatory]

SCHEDULE 11

FORM OF SUBSTITUTE FACILITY OFFICE OR SUBSTITUTE AFFILIATE

LENDER DESIGNATION NOTICE

To:	[•] (as Agent for itself and each of the other parties to the Agreement referred to below); and

Anheuser-Busch InBev SA/NV as the Company

From:	[Designating Lender] (the “Designating Lender”)

Dated:	[•]

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.	We refer to the Agreement. Terms defined in the Agreement have the same meaning in this Designation Notice.

2.

[We hereby designate our Facility Office in [•] as a Substitute Facility Office]/[We hereby designate our Affiliate (details of which are given below) as a Substitute Affiliate Lender] in respect of any Disposals Bridge Facility Loans/Cash/DCM Bridge Facility A Loans/Cash/DCM Bridge Facility B Loans/Term Facility A Loans/Term Facility B Loans required to be advanced to [specify name of borrower or refer to all borrowers in a particular jurisdiction etc] (“Designated Loans”).

3.	[The details of the Substitute Affiliate Lender are as follows:

Name:

Facility Office:

Fax Number:

Attention:

Jurisdiction of Incorporation:

4.

By countersigning this notice below the Designated Affiliate Lender agrees to become a Designated Affiliate Lender in respect of Designated Loans as indicated above and agrees to be bound by the terms of the Agreement accordingly.]

5.	This Designation Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

………………………………………………

For and on behalf of

[Designating Lender]

[We acknowledge and agree to the terms of the above.

………………………………………………

For and on behalf of

[Substitute Affiliate Lender]]

We acknowledge the terms of the above.

………………………………………………

For and on behalf of

The [Agent]

Dated

We acknowledge the terms of the above.

………………………………………………

For and on behalf of

Anheuser-Busch InBev SA/NV as Company

Dated

SCHEDULE 12

NEWCO KYC DOCUMENTS

1.

Certificate of incorporation of Newco together with such other official document as is customary in Belgium to confirm the full legal name, registered, physical and physical address, registration number and date of incorporation, nature of business of Newco and the country of its primary operations.

2.	Company telephone number of Newco to be provided in the following format: + (country code) (area code) (telephone number).

3.

Registered VAT number of Newco or a detailed e-mail explaining why the entity is not registered (if the VAT number is under a group registration, confirmation of the number and the name of the entity under which it is registered and the group VAT certificate will be required).

4.

Commercial register extract or comparable documents (not older than 3 months) of Newco translated in to English. Should the directors with birthdates or nationality not appear in the commercial register extract(s), information from the Company in form of a letter will be required.

5.	Current Articles of Association of Newco or comparable documents translated in to English.

6.	List of any directors and people who form the executive board of directors and full names of the chairman, CEO, CFO and COO (where applicable) of Newco.

7.

Government issued documentation (passport copies, driving licence, EU card, utility bills or similar) to verify the following information for two of the following in relation to Newco: chairman, CEO, CFO and COO and a minimum of two directors showing full name, country of residence, address and date of birth.

8.	A document confirming the members of the board of Newco, including its chairperson.

9.	Updated simplified corporate structure chart of Newco.

SCHEDULE 13

FORM OF MERGER CONFIRMATION CERTIFICATE

To:	[•] as Agent

From:	[Newco]

Dated:

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. Terms defined in the Senior Facilities Agreement have the same meaning in this Merger Confirmation Certificate unless given a different meaning in this Merger Confirmation Certificate.

2.	This is the Merger Confirmation Certificate.

3.	We confirm that, pursuant to a notarial merger deed dated [•] (the “Merger Deed”):

(a)	the Company and Newco have merged;

(b)	Newco is the surviving entity;

(c)	Newco has assumed all of the rights and obligations of the Company by operation of law and accordingly is the successor to the Company under the Finance Documents for all the purposes thereof.

4.	This Merger Confirmation Certificate is governed by English law.

Yours faithfully

authorised signatory for
[Newco]

SCHEDULE 14

FORM OF BELGIAN CERTAIN FUNDS REQUEST

From:	[Company]

To:	[Agent]

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Belgian Certain Funds Request. Terms defined in the Senior Facilities Agreement have the same meaning in this Belgian Certain Funds Request unless given a different meaning in this Belgian Certain Funds Request.

2.

The anticipated date of publication of the Offer Document is [•]. We request that you issue a Facility Agreement Confirmation and that the Belgian Certain Funds Period commences on [•] (the “Belgian Certain Funds Commencement Date”).

3.

We confirm that the conditions to issuance of the Facility Agreement Confirmation specified in paragraph (b)(i) to (iii) (inclusive) of Clause 4.5 (Utilisations during the Belgian Certain Funds Period) are satisfied on the date of this Belgian Certain Funds Request.

Yours faithfully

authorised signatory for
[Company]

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

SCHEDULE 15

FORM OF FACILITY AGREEMENT CONFIRMATION

To:	[•] as Company

From:	[•] as Agent

Dated:

1.

We refer to the US$75,000,000,000 senior facilities agreement for Anheuser-Busch InBev SA/NV dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”). Terms defined in the Senior Facilities Agreement have the same meaning in this Confirmation unless given a different meaning in this Confirmation.

2.	This letter is delivered pursuant to Clause 4.5 (Utilisations during the Belgian Certain Funds Period) of the Senior Facilities Agreement.

3.	The names and Available Commitments of each of the Lenders under the Senior Facilities Agreement as at the date of this Confirmation are set out in the Schedule hereto.

Yours faithfully

authorised signatory for
[Agent]

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

THE SCHEDULE

Name of Lender	Total Available Commitments (US$)

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

SIGNATURES

The Company

ANHEUSER-BUSCH INBEV SA/NV

/s/ BENOIT LOORE

/s/ PATRICIA FRIZO

The Original Borrower

For and on behalf of

ANHEUSER-BUSCH INBEV SA/NV

/s/ BENOIT LOORE

/s/ PATRICIA FRIZO

The Original Guarantors

For and on behalf of

ANHEUSER-BUSCH INBEV SA/NV

/s/ BENOIT LOORE

/s/ PATRICIA FRIZO

For and on behalf of

COBREW SA/NV

/s/ BENOIT LOORE

/s/ CHRISTINE DELHAYE

For and on behalf of

ANHEUSER-BUSCH INBEV WORLDWIDE INC.

/s/ CRAIG KATERBERG

/s/ MATTHEW AMER

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

ANHEUSER-BUSCH INBEV FINANCE INC.

/s/ CRAIG KATERBERG

/s/ MATTHEW AMER

For and on behalf of

ANHEUSER-BUSCH COMPANIES, LLC

/s/ CRAIG KATERBERG

/s/ MATTHEW AMER

For and on behalf of

BRANDBREW S.A.

/s/ BENOIT LOORE

/s/ OCTAVIO CHINO

For and on behalf of

BRANDBEV S.À R.L

/s/ BENOIT LOORE

/s/ OCTAVIO CHINO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

as Arranger

/s/ ROBERT GRILLO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BARCLAYS BANK PLC

as Arranger

/s/ KEITH HATTON

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE BANK OF NEW YORK MELLON

as Arranger

/s/ THOMAS J. TARASOVICH, JR.

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

as Arranger

/s/ SIMON LELLO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BNP PARIBAS FORTIS SA/NV

as Arranger

/s/ ERIK PUTTEMANS

/s/ FRANCIS VANDEVENTER

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

CITIGROUP GLOBAL MARKETS INC.

as Arranger

/s/ LISA HUANG

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

COMMERZBANK AKTIENGESELLSCHAFT, FILIALE LUXEMBURG

as Arranger

/s/ QUENTIN BIART

/s/ GRACY VAN TENDELOO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

DEUTSCHE BANK AG, LONDON BRANCH

as Arranger

/s/ ALASTAIR MACDONALD

/s/ DAVID GARCIA-CAPEL

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

HSBC BANK PLC

as Arranger

/s/ COLETTE PITHE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

ING BANK N.V.

as Arranger

/s/ STEVEN VAN RIJSWIJK

/s/ KARST JAN WOLTERS

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

INTESA SANPAOLO BANKING GROUP (REPRESENTED BY INTESA

SANPAOLO S.P.A & BANCA IMI S.P.A)

as Arranger

Intesa Sanpaolo S.p.A

/s/ TERESIO TESTA

/s/ MARCO PERELLI-ROCCO

Banca IMI S.p.A.

/s/ RAFFAELLO RUGGIERI

/s/ STEFANO RIVELLI

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

MERRILL LYNCH, PIERCE, FENNER & SMITH INC.

as Arranger

/s/ WAJEEH FAHEEM

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

MIZUHO BANK, LTD.

as Arranger

/s/ ROBERT PETTITT

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

“RABOBANK NEDERLAND”, NEW YORK BRANCH

as Arranger

/s/ NADER PASDAR

/s/ VAN BRANDENBURG

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE ROYAL BANK OF SCOTLAND PLC

as Arranger

/s/ DAVE ROME

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BANCO SANTANDER, S.A.

as Arranger

/s/ MARCO ANTONIO ACHON TUNON

/s/ FEDERICO ROBIN DELFINO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SOCIÉTÉ GÉNÉRALE, LONDON BRANCH

as Arranger

/s/ TAPAN VAISHNAV

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SUMITOMO MITSUI BANKING CORPORATION

as Arranger

/s/ THIERRY MUSCHS

/s/ PHILIPPE DELPATURE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE TORONTO-DOMINION BANK

as Arranger

/s/ PHILIP BATES

/s/ RYAN CLANCY

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

UNICREDIT BANK AG

as Arranger

/s/ DR.CHR. FEDERSPIELER

/s/ ANNETT ISIENRICK

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

WELLS FARGO SECURITIES, LLC

as Arranger

/s/ ANDREW J. GAMBLE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

as Original Lender

/s/ ROBERT GRILLO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BANK OF AMERICA, N.A.

as Original Lender

/s/ LOUISE DENDLE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BARCLAYS BANK PLC

as Original Lender

/s/ KEITH HATTON

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BNP PARIBAS FORTIS SA/NV

as Original Lender

/s/ ERIK PUTTEMANS

/s/ FRANCIS VANDEVENTER

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BNP PARIBAS SA

as Original Lender

/s/ MATTHEW DEARDEN

/s/ ALEXIS COLLONGE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE BANK OF NEW YORK MELLON

as Original Lender

/s/ THOMAS J. TARASOVICH, JR

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

as Original Lender

/s/ SIMON LELLO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

CITIBANK, N.A.

as Original Lender

/s/ LISA HUANG

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

COMMERZBANK AKTIENGESELLSCHAFT, FILIALE LUXEMBURG

as Original Lender

/s/ QUENTIN BIART

/s/ GRACY VAN TENDELOO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

DEUTSCHE BANK AG FILIALE LUXEMBURG

as Original Lender

/s/ WALTHER

/s/ PHILIPPI

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

HSBC BANK PLC

as Original Lender

/s/ COLETTE PITHIE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

HSBC BANK USA, N.A.

as Original Lender

/s/ THOMAS A FOLEY

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

ING BANK N.V.

as Original Lender

/s/ STEVEN VAN RIJSWIJK

/s/ KARST JAN WOLTERS

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

ING BELGIUM SA/NV

as Original Lender

/s/ MICHAEL JONKER

/s/ EMMANUEL VERHOOSEL

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

INTESA SANPAOLO S.P.A

as Original Lender

/s/ TERESIO TESTA

/s/ MARCO PERELLI-ROCCO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

MIZUHO BANK, LTD.

as Original Lender

/s/ ROBERT PETTITT

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

“RABOBANK NEDERLAND”, NEW YORK BRANCH

as Original Lender

/s/ NADER PASDAR

/s/ VAN BRANDENBURG

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE ROYAL BANK OF SCOTLAND PLC

as Original Lender

/s/ DAVE ROME

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BANCO SANTANDER, S.A.

as Original Lender

/s/ MARCO ANTONIO ACHON TUNON

/s/ FEDERICO ROBIN DELFINO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SANTANDER BANK, N.A.

as Original Lender

/s/ WILLIAM MAAG

/s/ MARCELO CASTRO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SOCIÉTÉ GÉNÉRALE, LONDON BRANCH

as Original Lender

/s/ TAPAN VAISHNAV

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SUMITOMO MITSUI BANKING CORPORATION

as Original Lender

/s/ THIERRY MUSCHS

/s/ PHILIPPE DELPATURE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE TORONTO-DOMINION BANK

as Original Lender

/s/ PHILIP BATES

/s/ RYAN CLANCY

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

TD BANK, N.A.

as Original Lender

/s/ ALAN GARSON

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

UNICREDIT BANK AG

as Original Lender

/s/ DR.CHR. FEDERSPIELER

/s/ ANNETT ISIENRICK

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

WELLS FARGO BANK, N.A.

as Original Lender

/s/ THOMAS M. MOLITOR

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

The Agent

BNP PARIBAS FORTIS SA/NV

/s/ THIERRY LENGELE

/s/ BENJAMIN NIHON

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT